UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 10-K/A
(Amendment No.1)

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

[_] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
___________
to
___________

Commission file number 001-33997

KANDI TECHNOLOGIES GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	90-0363723
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016
(Address of principal executive offices) (Zip Code)
(86-579) 82239856
(Registrant's telephone number, including area code)
Securities Registered Pursuant to Section 12(b) of the Act:

~~Common Stock, Par Value $0.001 Per Share~~
~~(Title of each class)~~

~~NASDAQ Global Select Market~~
~~(Name of exchange on which registered)~~

Common Stock, Par Value $0.001 Per Share
(Title of each class)
NASDAQ Global Select Market
(Name of exchange on which registered)

Securities Registered Pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [_]

No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes [_]

No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]

No [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X]

No [_]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [_]		Accelerated filer [X]
Non-accelerated filer [_]		Smaller reporting company [_]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes [_]	No [X]

The aggregate market value of voting common stock held by non-affiliates of the registrant as of June 30, 2015, the last business day of the registrant's second fiscal quarter, was approximately $300,605,113.

The number of shares of common stock outstanding as of March 7, 2016 was 47,019,638.

DOCUMENTS INCORPORATED BY REFERENCE:

None.

EXPLANATORY NOTE

We are filing this Amendment No. 1 ("Form 10-K/A") to our Form 10-K for the year ended December 31, 2015, which was originally filed ("Original Filing") on March 14, 2016, to restate our consolidated financial statements as of and for the year ended December 31, 2015, and to amend certain related disclosures. In this Form 10-K/A, Kandi Technologies Group, Inc. (together with its subsidiaries, the “Company” or “Kandi”):

(a) restates its Consolidated Balance Sheets as of December 31, 2015 and 2014 and the related Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) and Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013, which have been re-audited by the Company’s independent registered public accountants, BDO China Shu Lun Pan Certified Public Accountants LLP;

(b) amends its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) as it relates to the years ended December 31, 2015, 2014 and 2013;

(c)	restates its “Selected Financial Data” in Item 6 for the years 2015, 2014, 2013, 2012 and 2011;

(d)	amends its Note 12 –Notes Receivables of the Notes to our Consolidated Financial Statements;

(e)	amends its Note 20 –Taxes of the Notes to our Consolidated Financial Statements;

(f)	restates its Item 9A. Controls and Procedures to disclose management’s reassessed conclusions regarding our disclosure procedures and internal control over financial reporting ; and
(g) includes separate audited financial statements for the JV Company.

The board of directors of the Company, based on the recommendation of the audit committee and in consultation with management, concluded that, because of errors identified in the Company’s previously issued financial statements for the years ended December 31, 2015 and 2014, and the first three quarters for the year ended December 31, 2016, the Company should restate its previously issued financial statements, including quarterly data for the year ended December 31, 2016 and selected financial data for the relevant periods (the “Restatements”).

The errors were discovered by management during the course of its preparation of the annual report, including the financial results, for the year ended December 31, 2016, and during the course of preparation of responses to comments from the staff of the Securities and Exchange Commission (“SEC”) Division of Corporate Finance. None of the financial statement errors implicate misconduct with respect to the Company or its management or employees.

As described in more detail in Note 28 of the Notes to our Consolidated Financial Statements, the Restatements for the years ended December 31, 2015, 2014 and 2013 reflect adjustments to include separate audited financial statements for our equity investment in the JV Company and to correct errors in the classification of notes receivable and notes payable in the statements of cash flow, the revision in our financial statement presentation to separately identify certain related party accounts on the face of the Balance Sheets and the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), certain amendments in Note 20 – Taxes of the Notes to our Consolidated Financial Statements, the adjustment of previously recorded construction-in-progress back to prepayment in Note 16 - Construction-in-Progress of the Notes to our Consolidated Financial Statements, corrections expanding two tables of sales to and purchases from the JV Company in Note 24 - Summarized Information of Investment in the JV Company of the Notes to our Consolidated Financial Statements from two years to three years, and corrections removing “unaudited” labels from certain tables in Note 20 - Taxes of the Notes to our Consolidated Financial Statements. The Restatements had no effect on net income.

We are also amending our unaudited quarterly data for the first three quarters ended December 31, 2016 within the Form 10-K for the year ended December 31, 2016. We have not filed and do not intend to file amendments to our Quarterly Reports on Form 10-Q for the quarterly periods affected. Investors should no longer rely upon the Company’s previously released financial statements for these periods and any earnings releases or other communications relating to these periods. Quarterly reports for fiscal 2017 will include restated results for the corresponding interim periods of fiscal 2016.

We discovered that material weaknesses in internal control over financial reporting existed within our organization, resulting from Company finance personnel’s lack of requisite U.S. GAAP and SEC compliance experience necessary to perform financial reporting in line with the Company’s standard processes and controls. Additionally, our monitoring controls for completeness and accuracy of financial reporting related to certain accounting areas was not properly designed. The effects of the material weaknesses are discussed in more detail in Item 9A, Controls and Procedures. BDO China Shu Lun Pan Certified Public Accountants LLP, our independent registered public accounting firm, has audited the effectiveness of our internal controls over financial reporting as of December 31, 2015 and issued audit reports that are included in Item 8 of this Form 10-K/A.

For the convenience of the reader, this Form 10-K/A sets forth the Original Filing in its entirety; however, this Form 10-K/A amends and restates only the following items of the Original Filing, and only with respect to matters affected by the Restatements and the matters discussed above, as well as certain written comments received from the SEC relating to the Original Filing:

Part I

  Item 1A. Risk Factors
  Item 1B. Unresolved Staff Comments

Part II

  Item 6. Selected Financial Data
  Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
  Item 8. Financial Statements and Supplementary Data
  Item 9A. Controls and Procedures

Part III
• Item 14. Principal Accounting Fees and Services
Part IV
• Item 15. Exhibits and Financial Statement Schedules

We are also filing a Consent of Independent Registered Public Accounting Firm at Exhibit 23.1, dated as of the date hereof, and certifications from our Chief Executive Officer and Chief Financial Officer, dated as of the date hereof, as Exhibits 31.1, 31.2, 32.1 to this Form 10K-A, as well as various exhibits related to XBRL.

This Form 10-K/A should be read in conjunction with our other filings with the SEC.

TABLE OF CONTENTS

PART I PART
I

~~Item 1.~~ Item 1. ~~Business.~~ Business.		~~1~~6
~~Item 1A.~~ Item	~~Risk Factors.~~ Risk Factors (As Restated).	~~13~~18
1A.
~~Item 1B.~~ Item	~~Unresolved Staff Comments.~~ Unresolved Staff Comments (As Restated).	~~23~~29
1B.
~~Item 2.~~ Item 2. ~~Properties.~~ Properties.		~~23~~29
~~Item 3.~~ Item 3. ~~Legal Proceedings.~~ Legal Proceedings.		~~25~~32
~~Item 4.~~ Item 4. ~~Mine Safety Disclosures.~~ Mine Safety Disclosures.		~~25~~32

~~PART II~~
PART II

~~Item 5.~~ Item 5. ~~Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase Equity Securities.~~		~~26~~32
Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase Equity Securities.
~~Item 6.~~ Item 6. ~~Selected Financial Data.~~ Selected Financial Data (As Restated).		~~28~~34
~~Item 7.~~ Item 7. ~~Management's Discussion and Analysis of Financial Condition and Results of Operations.~~ Management's		~~29~~35
Discussion and Analysis of Financial Condition and Results of Operations (As Restated).
~~Item 7A.~~ Item	~~Quantitative and Qualitative Disclosures about Market Risk.~~ Quantitative and Qualitative Disclosures about	~~44~~50
7A.	Market Risk.
~~Item 8.~~ Item 8. ~~Financial Statements and Supplementary Data.~~ Financial Statements and Supplementary Data (As Restated).		~~44~~51
~~Item 9.~~ Item 9. ~~Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.~~ Changes In and		~~45~~52
Disagreements With Accountants on Accounting and Financial Disclosure.
~~Item 9A.~~ Item	~~Controls and Procedures.~~ Controls and Procedures (As Restated).	~~46~~52
9A.
~~Item 9B.~~ Item	~~Other Information.~~ Other Information.	55
9B.

~~PART III~~
PART III

~~Item 10.~~ Item	~~Directors, Executive Officers and Corporate Governance.~~ Directors, Executive Officers and Corporate	~~47~~55
10.	Governance.
~~Item 11.~~ Item	~~Executive Compensation.~~ Executive Compensation.	~~50~~58
11.
~~Item 12.~~ Item	~~Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.~~ Security	~~56~~64
12.	Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.
~~Item 13.~~ Item	~~Certain Relationships and Related Transactions and Director Independence.~~ Certain Relationships and Related	~~57~~64
13.	Transactions and Director Independence.
~~Item 14.~~ Item	~~Principal Accounting Fees and Services.~~ Principal Accounting Fees and Services (As Restated).	~~58~~66
14.

~~PART IV~~
PART IV

~~Item 15.~~ Item	~~Exhibits, Financial Statement Schedules.~~ Exhibits, Financial Statement Schedules (As Restated).	~~59~~66
15.

~~SIGNATURES~~		~~62~~69
SIGNATURES

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA		F-1

5

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This ~~Annual Report on~~ Form 10-K/A (this “Annual Report”) contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as “anticipate,” “expect,” “intend,” “plan,” “will,” “we believe,” “our company believes,” “management believes” and similar language. These forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under Item 1, “Business”, Item 1A, “Risk Factors” and Item 7, “Management's Discussion and Analysis of Financial Condition and Results of Operations.” Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update them. In addition, our historical financial performance is not necessarily indicative of the results that may be expected in the future and we believe such comparisons cannot be relied upon as indicators of future performance.

Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

PART I

Except as otherwise indicated by the context, references in this Annual Report to “we,” “us,” “our,” “Kandi,” or the “Company” are to the combined businesses of Kandi Technologies Group, Inc. and its subsidiaries.

Item 1. Business Introduction
Our Core Business

Before the year 2013, the Company had been mainly engaged in the design, production and distribution of the off-road vehicle products. Due to various market factors and the environment with positive government supports, starting from the year 2013, the Company gradually shifted its main focus towards the development on pure electric vehicles (“EV”) products and manufacturing electric ~~vechicles~~vehicles parts. Also in the year 2013, the Company set up a Joint Venture with Geely Automobile Holdings Ltd. (“Geely”) to focus on EV production, based on the agreement, EV production should be transferred to the Joint Venture. At the end of 2014, this transfer had been completed. Starting from 2015, the majority of the Company’s revenue and profit were generated from the sale of EV parts.

The Market for Electric Vehicles
Business Environment and Policy

Research and development of major EV technology projects in China began in 2001. Driven by two central government five-year plans for scientific and technological research as well as by the Olympics, World Expo and the “1000 cars in 10 cities” demonstration platform, the Chinese electric automobile sector was officially born, which brings a positive basis for EV business.

~~1~~

With the growing consumer demand for motor vehicles in China, many cities are experiencing severe problems from environmental pollution. At the same time, with the lack of the efficient traffic planning, major Chinese cities are crippled by traffic congestion. Thus, major cities, such as Beijing, Shanghai, Guangzhou, Guiyang, Shijiazhuang, Tianjin, Hangzhou, Shenzhen, have begun to implement various policies restricting the purchase and usage of traditional cars. We expect that more cities will have no choices but to adopt similar policies in the future.

To improve the environment of the urban areas, the China Central Government, along with many municipalities, has been introducing numerous supporting policies that encouraged the usage and adoption of EVs, including subsidies, tax exemptions, special treatment of tag and license. Among these policies, the most significant development involved the availability of subsidies from central and local government for the sale of EVs. The process of receiving government subsidies is as follows: manufacturers receive central government subsidies through application and sell the EVs to local dealers at a discounted price, reflecting the deduction of the central government subsidy from the normal sale price. Local dealers then establish their retail price based upon the prevailing purchase price from the manufacturers, and then deduct the local government subsidy from the retail price before selling the EVs to consumers. Through these steps, consumers receive both subsidies from the central and local governments when they purchase EVs.

Because the central and local government subsidies are disclosed to the public and all the subsidies are reviewed and verified by the respective governments, consumers know what subsidies they will receive along with the price they expect to pay for EVs. Therefore, even though dealers can sell vehicles at prices established at their discretion, programs are designed to assure that consumers receive the entire benefit from both subsidies. This allows full disclosure for consumers in the costs associated with purchasing EVs, along with the added benefits of the respective subsidies.

Issues confronting the market

Although the basis for the EV industry in China has already been established, the development of Chinese EV industry is still ongoing due to five major obstacles towards extensive commercialization of EVs and the full development of the EV market in China, these obstacles include the comparatively higher cost of EVs, compared with traditional automobiles, the shorter driving range between battery charges, long charging times for standard EV batteries, the limited infrastructure of EV charging facilities, and EV battery attenuation and maintenance. Among which, the main obstacle is the lack of the charging facilities. Now the government is driving to resolve this issue. In the State Council general meeting on September 23, 2015, the central government decided that the charging facilities needs to be 100% equipped with or available for the new residential areas and 10% for the public buildings and public parking places. On October 9, 2015, the central government issued the guidance of EV charging infrastructure development 2015-2020, and the target is to build up 12,000 stations for the centralized charging and quick exchange, 4.8 million more for the ~~scrattered~~scattered charging spots, to serve the needs of power charge for 5 million EVs all over the country.

Our Solutions and Growth Strategy

To resolve the key market issues as stated above, given the economic and population growth in China, we believe there is an opportunity for a new business model. Kandi has been advocating, and through the Service Company, as defined below, implemented the “Micro Public Transportation” (“MPT”) program, which provides a shared pure EV transportation platform to urban residents. While it is less expensive than standard taxis, the MPT is designed as a new business model for public transportation that maximizes the advantages of our existing EV products and technologies, and further stimulates the expansion of the EVs markets to urban communities. Since its inception, the MPT program has made impressive progress, and received great recognition and support from government officials, the end users, and our business partners throughout China. In order to smoothly move the MPT concept forward, Zhejiang Kandi Vehicles Co., Ltd., our 100% ~~subsidery~~subsidiary ,participated in the establishing of Zhejiang ZuoZhongYou Electric Vehicle Service Co., Ltd. (the “Service Company”), of which the Company has 9.5% of ownership interest. As of the end of 2015, the EV-Share Program had been launched, through the Service Company, in sixteen cities including Hangzhou, Shanghai, Chengdu, Nanjing, Guangzhou, Wuhan, Changsha, Changzhou, Rugao, Kunming, Jinhua, Tianjin, Chongqing, Haikou,Shenzhen, Xiangtan.

~~2~~

Today, cities in China face four critical challenges in the traffic environment, including pollution, traffic congestion, insufficient parking space and growing scarcity of energy supplies, which are mainly the result of ever growing volume of gas-powered automobiles. One solution to solve these problems is to create cleaner and more affordable public transportation to urban residents. Currently, subway and bus are the most popular public transportation options available. In this regard, the Company advocates the MPT program to reduce the total number of private cars in use, which will improve environmental conditions, ease traffic congestion, alleviate parking availability, and reduce the reliance and use of fossil fuels.

Besides the zero-emission benefit, the MPT program combines the advantages of city taxis, resident vehicular transport, rental cars and traditional mass transportation, along with the benefits of the availability of the vertical automatic charging/parking garage and the street-level service stations. It is a seamless transportation tool in all dimensions for urban public transportation, designed to greatly improve the efficiency of urban EV usage, while easing traffic congestion and allowing for greater parking resources. Additionally, it will likely promote the fast adoption of the pure EVs among Chinese consumers as the MPT enables consumers to rent pure EVs on a short-term hourly base or lease them on the long-term base, without concerns on the costs and issues associated with owning and maintaining EVs individually.

The MPT program is supported by a network of charging/parking stations, which provides charging, maintenance and battery recycling facilities. The stations locate at airports, train stations, hotels, business centers, selected residential areas and other strategic locations close to city public transportation network. A centralized tracking system allows the service provider of EV-Share program to keep a close watch at the status and precise location of each vehicle. In addition to the short-term rental and long term leasing options to consumers described above, the Service Company also offers long-term leasing options to large enterprises, government entities and residential communities so they can use pure EVs for extended periods of time (the “Long-term Leasing Program”). In 2015, we have greatly benefited from the success of various MPT initiatives in China, especially the short-term hourly rental and the Long-term Leasing Program.

Our Organizational Structure

The Company was incorporated under the laws of the State of Delaware on March 31, 2004. The Company changed its name from Stone Mountain Resources, Inc. to Kandi Technologies, Corp. on August 13, 2007. On December 21, 2012, the Company changed its name to Kandi Technologies Group, Inc.

Headquartered in the Jinhua city, Zhejiang Province, China, the Company’s primary business operations are the design, development, manufacturing and commercialization of electric vehicles, electric vehicle parts and off-road vehicles, which are distributed in China and global markets. The Company conducts its primary business operations through its wholly-owned subsidiary, Zhejiang Kandi Vehicles Co., Ltd. (“Kandi Vehicles”) and the partial and wholly-owned subsidiaries of Kandi Vehicles. As part of its strategic objective to become a leader in EV market in China, the Company focuses on fuel efficient, pure EV parts manufacturing with a particular emphasis on expanding its market share in China.

~~3~~

The Company's organizational chart is as follows:

  [Graphic Appears Here]

  [Graphic Appears Here]

Operating Subsidiaries:

Pursuant to relevant agreements executed in January 2011, Kandi Vehicles is entitled to 100% of the economic benefits, voting rights and residual interests (100% profits and loss absorption rate) of Jinhua Kandi New Energy Vehicles Co., Ltd. (“Kandi New Energy”). Kandi New Energy currently holds battery packing production rights (license), and supplies the battery pack to the JV Company. It also holds the Special-purpose vehicle production rights (license) on manufacturing Kandi brand electric utility vehicles, However, according to the JV Agreement, EV proucts should only be manufactured by the JV Company, Kandi New Energy need not to keep the Special-purpose vehicle production rights (license). In order to avoid the maintenance fee for this license, the Company plans to sell it to others.

~~4~~

In April 2012, pursuant to a share exchange agreement, the Company acquired 100% of Yongkang Scrou Electric Co, Ltd. (“Yongkang Scrou”), a manufacturer of parts for automobile and electric vehicle, including EV drive motors, EV controllers, air conditioners and other electrical products.

As a part of our EV business strategy, we believe we need more production resources to timely and efficiently satisfy the market demands. In March 2013, pursuant to a joint venture agreement (the “JV Agreement”) entered into between Kandi Vehicles and Shanghai Maple Guorun Automobile Co., Ltd. (“Shanghai Guorun”), a 99%-owned subsidiary of Geely Automobile Holdings Ltd. (“Geely”), the parties established Zhejiang Kandi Electric Vehicles Co., Ltd. (the “JV Company”) to develop, manufacture and sell EV products and related auto parts, and to invest in other companies with related or similar business. Each of Kandi Vehicles and Shanghai Guorun has 50% ownership interest in the JV Company. In March 2014, the JV Company changed its name to Kandi Electric Vehicles Group Co., Ltd. At present, the JV Company is a holding company with products that are manufactured by its subsidiaries.

In March 2013, Kandi Vehicles formed Kandi Electric Vehicles (Changxing) Co., Ltd. (“Kandi Changxing”) in the Changxing (National) Economic and Technological Development Zone. Kandi Changxing is engaged in the production of EV products. In the fourth quarter of 2013, Kandi Vehicles entered into an ownership transfer agreement with JV Company pursuant to which Kandi Vehicles transferred 100% of its ownership in Kandi Changxing to the JV Company. The Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest in Kandi Changxing.

In July 2013, Zhejiang ZuoZhongYou Electric Vehicle Service Co., Ltd. (the “Service Company”) was formed. The Service Company is engaged in various pure EV leasing businesses, which is called “Micro Public Transportation”(“MPT”) program. The Company has 9.5% ownership interest in the Service Company through Kandi Vehicles.And the Company Chairman and CEO, Mr. Huxiaoming, also has 13% ownership interest in the Service Company.

In November 2013, Zhejiang Kandi Electric Vehicles Jinhua Co., Ltd. (“Kandi Jinhua”) was formed by the JV Company. The JV Company has 100% ownership interest in Kandi Jinhua, and the Company, indirectly through its JV Company, has 50% economic interest in Kandi Jinhua.

In November 2013, Zhejiang JiHeKang Electric Vehicle Sales Co., Ltd. (“JiHeKang”) was formed by the JV Company and is engaged in car sales business. The JV Company has 100% ownership interest in JiHeKang, and the Company, indirectly through its JV Company, has 50% economic interest in JiHeKang.

In December 2013, the JV Company entered into an ownership transfer agreement with Shanghai Guorun pursuant to which the JV Company acquired 100% ownership of Kandi Electric Vehicles (Shanghai) Co., Ltd. (“Kandi Shanghai”). As a result, Kandi Shanghai is a wholly-owned subsidiary of the JV Company, and the Company, indirectly through its JV Company, has 50% economic interest in Kandi Shanghai.

In January 2014, Zhejiang Kandi Electric Vehicles Jiangsu Co., Ltd. (“Kandi Jiangsu”) was formed by the JV Company. The JV Company has 100% ownership interest in Kandi Jiangsu, and the Company, indirectly through its JV Company, has 50% economic interest in Kandi Jiangsu.

In November 2015, Hangzhou Puma Investment Management Co,. Ltd.(“Puma Investment”) was formed by the JV Company, which focuses on the investment and consulting service. The JV Company has 50% ownership interest in Puma Investment; And the Company, indirectly through its JV Company, has 25% economic interest in Puma Investment.

~~5~~

In November 2015, Hangzhou JiHeKang Electric Vehicle Service Co., Ltd. (“JiHeKang Service Company”) was formed by the JV Company, which focuses on the after-marketing service for the EV sold. The JV Company has 100% ownership interest in JiHeKang Service Company; And the Company, indirectly through its JV Company, has 50% economic interest in JiHeKang Service Company.

In January 2016, Kandi Electric Vehicles (Hainan) Co., Ltd.(“Kandi Hainan”) was renamed from Kandi Electric Vehicles (Wanning) Co., Ltd. (“Kandi Wanning”) which was originally formed in Wanning City of Hainan Province by Kandi Vehicles and Kandi New Energy in April 2013 and then was transferred to Haikou City in January 2016. Kandi Vehicles has 90% ownership in Kandi Hainan, and Kandi New Energy has the remaining 10% interest. However, by contract, Kandi Vehicles is, effectively, entitled to 100% of the economic benefits, voting rights and residual interests (100% profits and losses) of Kandi Hainan. Hainan Province is planned as an international tourism island by the Chinese government and EVs will strongly promoted for the sharing and individual transportation to protect the environment. Therefore, the Company believes EV business has a great potential growth rate in Hainan province. To capture this opportunity, the Company plans to invest about a total of RMB 1 billion (approximately $154,019,129) to develop a factory in Haikou with an expected annual production of 100,000 EV products. This project is expected to launch its trial production in the middle of 2017.

Our Products
General

For the years ended December 31, 2015, 2014 and 2013, our products include EV parts, EV products, and off-road vehicles including ATVs, utility vehicles (“UTVs”), go-karts, and others. According to our market research on consumer demand trends, we have adjusted our production line strategically and continued to develop and manufacture new EV products in an effort to meet market demands and better serve our customers.

		Years Ended December 31
	2015	2014	2013
	Sales	Sales	Sales
EV parts	$ 196,053,058	$ 116,431,309	$ 1,724,031
EV products	-	33,978,619	46,619,203
Off-road vehicles	5,016,115	19,819,078	46,192,811
Total	$ 201,069,173	$ 170,229,006	$ 94,536,045

EV Parts

During the year ended December 31, 2015, our revenues from the sale of EV parts were $196,053,058. We sold our EV parts mostly to the JV Company for manufacturing of the EV products. We started the EV parts business to the JV Company in the first quarter of 2014 and achieved significant growth during the year of 2015 and 2014. Among the total EV parts sales for the year ended December 31, 2015, approximately 83.5% or the majority of the sales were related to the sales of battery packs. Due to various Chinese auto industry regulations, we hold the necessary production license to manufacture battery packs to be exclusively used in the EV products manufactured by the JV Company under the Kandi brand.

~~6~~

EV Products

According to JV Agreement, the EVs production was transferred to the JV Company, which was completed at the end of 2014. In 2015, the Company has no EV products sold. Therefore, our revenues from the sale of EV products for the fiscal year of 2015 were $0, a decrease of $33,978,619 or 100% from $33,978,619 for the year ended December 31, 2014.

Off-Road Vehicles

During the year ended December 31, 2015, our revenues from the sale of the off-road vehicles declined by $14,802,963, or 74.7%, to $5,016,115 from $19,819,078 for the year ended December 31, 2014. The decrease was primarily due to the rearrangement of our product portfolio for more efficient use of resources to capture more sales opportunities in the fast-growing EV market in China.

The following table shows the breakdown of Kandi's revenues from its customers by geographic markets:

			Years Ended December 31
	2015		2014		2013
	Sales ~~Revenue~~	Percentage	Sales ~~Revenue~~	Percentage	Sales ~~Revenue~~	Percentage
	Revenue		Revenue		Revenue
Overseas	$ 4,713,441	2%	$ 8,629,824	5%	$ 9,301,755	10%
China	196,355,732	98%	161,599,182	95%	85,234,290	90%
Total	$ 201,069,173	100%	$ 170,229,006	100%	$ 94,536,045	100%

Recent Development Activities

On November 2, 2015, the government of Zhejiang Province announced that the R&D institute of the JV Company will be entitled as the key enterprise R&D center in Zhejiang Province. Therefore, the R&D Institute of JV Company will get strong financial support for new products development and senior talent recruiting from the government.

On November 11, 2015, we announced that we signed a manifesto for the strategic development of "Car-Share 4.0" to promote connected electric vehicles with Zhejiang Geely Automobile Holding Group, Alibaba Group Holding, Ltd., ZTE Corporation, Uber China and China Minsheng Banking Corp. during a ceremony in Hangzhou. The Service Company has started the cooperation with Uber China, currently it delivered more than 200 EV products for Uber car lease project. The feedback was well after two months trial operation. We believe there is a big opportunity for future growth.

On November 23, 2015, we announced that the JV Company signed a strategic cooperation agreement with Nanjing Bustil Technology Co., Ltd. and its related subsidiaries for the sale of up to 3,000 Kandi K17 pure electric vehicles with the "Global Hawk" trademark to the MPT program in Nanjing. The initial delivery of 500 Kandi Global Hawk K17 units has been delivered by the end of 2015.

On November 24, 2015, we announced that the JV Company signed a direct sales contract with Tianjin Pang Da, a subsidiary of Pang Da Automobile Trade Co., Ltd., for an initial order of 1,000 Kandi-brand model K10 pure electric vehicles, And Pang Da Company plans to launch an EV-sharing program with the purchased vehicles in Tianjin. By the end of 2015, the delivery of the 1,000 EV units has been completed.

~~7~~

On December 1, 2015, we announced that the JV Company plans to deliver 2,000 Kandi Brand pure EV products to ZuoZhongYou (Hainan) Electric Vehicle Service Co., Ltd.to launch the MPT program in Haikou. The 2,000 EV products has been delivered by the end of 2015.

On December 15, 2015, we announced that Zhejiang Kandi Vehicles Co., Ltd. signed a cooperation agreement with the Haikou municipal government and the Haikou National Hi-Tech Industrial Development Zone on December 11, 2015 to establish a production facility in Haikou with an annual capacity of 100,000 EV products. The Haikou Facility will include equipment transferred from Kandi Vehicles’ facility that was previously under construction in Wanning City due to strategic changes in Wanning’s urban planning. The Agreement marks Hainan’s strategic effort to accelerate adjustment in the industrial planning process. We believe the new location will accelerate Kandi’s expansion in Hainan with favorable policies.

On December 22, 2015, we endorsed the announcement from Zhejiang ZuoZhongYou Electric Vehicle Service Co., Ltd of receiving an initial subsidy payment of RMB200 Million, or approximately US$30.9 million, from the Hangzhou local government. The payment is a result of 4,806 Kandi brand EV products used in the MPT program to support Zhejiang province’s target of promoting the use of 6,000 EVs from 2013 to 2015. The initial subsidy payment demonstrates the Hangzhou government’s commitment to promoting the adoption of renewable energy vehicles, while providing a solid foundation to achieve its goals for 2016-2020. We believe the unique MPT program will receive further recognition and support, and its expansion will be one of the key engines for Kandi’s future growth.

On January 21, 2016, we endorsed that Zhejiang ZuoZhongYou Electric Vehicle Service Co., Ltd (the “Service Company” or “ZZY”) has signed a strategic partnership memorandum with China (Yangtze River Delta) High-speed Railway Tourism Alliance (“Yangtze Alliance”) to provide hourly car rental services under the MPT program at railway stations within Yangtze Alliance’s network. ZZY and Yangtze Alliance aim to jointly establish a “Railway + MPT hourly rental” model to promote an environmentally friendly alternative for tourists’ self-guided trips. The partnership between ZZY and Yangtze Alliance will significantly increase the number of MPT stations within the regional high-speed railway tourism network, while accelerating the adoption of electric vehicle hourly rental services. We believe our unique MPT program will receive further recognition and support, and its rapid expansion will become one of Kandi’s key growth engines.

On Janurary 26, 2016, we announced that the JV Company has signed a strategic cooperation framework agreement with Pang Da Automobile Trade Co. Ltd. (“Pang Da”), a listed company on Shanghai Stock Exchange (601258.SS). The scope of the agreement includes, but is not limited to, establishment of Kandi and Pang Da sales teams that will share marketing resources, development of customized new energy vehicle for use at campus, and additionally, Pang Da is authorized to sell Kandi Brand pure electric vehicles (“EVs”) in specific regions. We believe this cooperation will well benefit our EV products direct sales channel in the future.

On Janurary 28, 2016, We announced that Kandi Hainan held a groundbreaking ceremony at the construction site of the Haikou production facility at Haikou Mei’An Hi-tech Zone. After completed the Haikou Facility, we expected to have an annual capacity of 100,000 electric vehicle (EV) products. The ceremony marks the beginning of Haikou Hi-tech Zone’s first project under the government’s 13th Five-Year Plan. Attendees of the ceremony include Ni Qiang, Mayor of Haikou, Ju Lei, Deputy Mayor, Hu Xiaoming, Chairman and CEO of Kandi and other officials of the municipal government. Our Haikou facility will help the company’s future growth and will also contribute to Hainan’s economic and eco-environmental development.

~~8~~

In the second half year of 2015, the Company started to cooperate with the Micro Mobility System, a Switzerland Private Company which prodcues the famous Razor scooter on the market from 1999, to develop a new generation of micro EV product called “Mircolino”, which provides efficient methods to faciliate city mobility. The microlino could become the next big thing in urban electric mobility, and we expect this new product will bring Kandi into the international EV market.

In early 2016, Mr. Hu Xiaoming, the Chariman of the Company, initiated a project with the wireless conductive technology and its application on EV products, and built a team with Tsinghua University and Zhejiang University to research and develop on this project. The team had certain initial progresses that successfully developed the model for the wireless conductive technology. We believe this technology may bring the revolution for the EV industry.

Sales and Distribution

The Company has two main products: electric vehicle parts and off-road vehicles in year 2015 while it featured EV products before 2015. As the EV production was completely transferred to the JV Company at the end of 2014 according to the JV Agreement, Kandi focuses on the EV parts production and supply EV parts to the JV Company. Additionally, Kandi continues to produce and sell the off-road vehicles, which are our traditional products.

Customers

As of December 31, 2015, our major customers, in the aggregate, accounted for 97% of our sales. Currently, the Company is developing new business partners and clients for our products to reduce our dependence on existing customers and focusing the new business development efforts on our pure EV business.

The Company's major customers, each of whom accounted for more than 10% of our consolidated revenue, were as follows:

			Sales			Accounts Receivable
	Year		Year	Year
	Ended		Ended	Ended
	December 31		December ~~31~~December 31 December ~~31~~December 31December					31
	31		31	31	31	31	31
Major Customers	2015		2014	2013	2015	2014	2013
Kandi Electric Vehicles Group Co.,
Ltd.	34%		-	-	46%	-	-
Kandi Electric Vehicles
(Changxing) Co., Ltd.	22%		38%	-	1%	17%	-
Zhejiang Zuozhongyou Electric
Vehicle Service Co., Ltd.	21%		-	-	38%	-	-
Kandi Electric Vehicles (Shanghai)
Co., Ltd.	20%		23%	-	-	16%	-
Shanghai Maple Auto Co., Ltd	-	~~-~~	10%	23%	-	3%	47%

~~9~~

14

Sources of Supply

All the raw materials are purchased from the suppliers. The major parts of our products are mainly manufactured by Kandi. Other components and parts that are needed are purchased from third-party suppliers. Kandi does not have, and does not anticipate having, any difficulty in obtaining required materials from its suppliers.

The Company's material suppliers, each of whom accounted for more than 10% of our total purchases, were as follows:

	Purchases			Accounts Payable
	Year	Year	Year
	Ended	Ended	Ended
	December ~~31~~	December ~~31~~ December ~~31~~ December ~~31~~December				31December	31
	31	31	31	31	31	31
Major Suppliers	2015	2014	2013	2015	2014	2013
Dongguan Chuangming Battery Technology Co.,
Ltd.	26%	-	-	15%	-	-
Zhejiang Tianneng Energy Technology Co., Ltd.	20%	-	-	24%	-	-
Zhejiang New Energy Auto System Co., Ltd.	13%	31%	33%	-	12%	12%
Shandong Henyuan New Energy Tech Co., Ltd.	7%	25%	-	14%	32%	-
Zhongju (Tianjin) New Energy Investment Co., Ltd.	-	11%	-	-	29%	-

Competitors

Our EV business faces the competition from two parts, one is the competition with traditional vehicles and the other is the competition from other EV manufacturers.

In terms of the competition with the traditional vehicle manufacturers, many competitors are larger and having greater financial resources than us. But the traditional automobile companies face many urban traffic challenges, including urban pollution, traffic congestion, insufficient parking space and energy crisis, which give us great opportunities for EVs’ development. The government grants great support and issues favorable policies to promote EVs development, which is a clear evidence for EVs growth. We believe electric vehicle industry in China has many years of great potential growth ahead.

Within the electric vehicle market, the competitions are fierce as we have to compete with many domestic and global EV manufactures with greater brand recognition and financial resources. However, being one of the earliest companies to engage in the research, production and distribution of electric vehicles, we believe we have the advantage on technology, innovation on the vehicle business operation and distribution channel. In particular, the innovative MPT program we have been advocated as being different from the offering of our competitors, and has been well accepted and praised by the government and the end users. This business model, along with our continuous efforts on research and development as well as strategic alliance, shall help us to build competitive advantages over other EV manufacturers.

~~10~~

Intellectual Property and Licenses

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. We rely on a combination of patents, patent applications, trademarks, copyrights and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. As of December 31, 2015, we had 35 issued patents, 2 issued software copyrights and 13 pending patent applications with Chinese patent authority related to electrical vehicle products, electrical vehicle parts and off-road vehicle products. Under the PRC Patent Law, an invention patent is valid for a term of 20 years and a utility or design patent is valid for a term of 10 years. Our patents are valid for 10 years. In addition, we are authorized to use the trademark “Kandi” and we are the owner of the trademark “JASSCOL”. We intend to continue to file additional patent applications with respect to our technology.

Employees

As of December 31, 2015, excluding the contractors, Kandi had a total of 557 full-time employees as compared to 516 full-time employees on December 31, 2014, of which 415 employees are production personnel, 23 employees are sales personnel, 48 employees are research and development personnel, and 71 employees are administrative personnel. None of our employees are covered by collective bargaining agreements. We consider our relationships with our employees to be good. We also employ consultants on an as needed basis.

Pure Electric Vehicles Subsidies

Currently, there are two subsidies from central and local governments for the pure EV sales in China – one from each of the central and local governments. The ultimate beneficiary for these subsidies is the consumer and the actual prices that consumers pay reflect the deduction of both subsidies.

a) The central government provides a subsidy to manufacturers paid in advance quarterly upon application and approval and settled annually. After selling product to dealers, manufacturers can submit subsidy payment applications with invoices and other supporting documents at the end of each quarter to the requisite central government agencies through their regional offices. After the review and approval by the agencies, the central government makes advance subsidy payments to the manufacturers. At the end of the year, the final subsidy amounts are verified, reconciled according to the number of vehicles actually sold to consumers and settled on an annual basis.

b) Pursuant to the requirement of the central government, the local governments provide a subsidy to consumers who purchase EVs from the dealer. After the consumer purchases an EV at a reduced selling price provided by the dealer, the dealer submits a subsidy application to the local government, including a consumer authorization letter for subsidy application, consumer personal I.D., EV Vehicle License, EV purchase invoice and other required documents and requests of reimbursement (to the dealer) for the local government subsidy.

Environmental and Safety Regulation

16

Emissions

Our products are all subject to international laws and emissions related regulations, including regulations and related standards established by China Environmental Protection Agency, the United States Environmental Protection Agency (“EPA”), the California Air Resources Board (“CARB”), Europe and Canada.

~~11~~

All Kandi's products comply with all applicable emission standards and regulations in China Environmental Protection Agency, the United States and internationally, the California Air Resources Board (“CARB”), Europe and Canada. However, we are unable to predict the ultimate impact of standards and regulations adopted in the future or proposed regulations on Kandi and its business.

Use regulation

The sale and use of products must be subject to the "Traffic Law" and relevant laws & regulations in China. National, State, and federal laws and regulations have been promulgated, or are under consideration, that impact the use or manner of use of Kandi's products. Certain states and local authorities have adopted, or are considering the adoption of, legislation and local ordinances which restrict the use of ATVs and off-road vehicles to specified hours and locations. The federal government also has restricted the use of ATVs and off-road vehicles in some national parks and federal lands. In several instances, the restriction has been a complete ban on the recreational use of these vehicles. Kandi is unable to predict the outcome of such actions or the possible effect on its business. Kandi believes that its off-road vehicle business would be no more adversely affected than those of its competitors by the adoption of any such pending laws or regulations.

Product Safety and Regulation
Safety Regulation

The U.S. federal government and individual states have adopted, or are considering the adoption of, laws and regulations relating to the use and safety of Kandi's products. The federal government is the primary regulator of product safety. The Consumer Product Safety Commission (“CPSC”) has federal oversight over product safety issues related to ATVs and off-road vehicles. The National Highway Transportation Safety Administration (“NHTSA”) has federal oversight over product safety issues related to on-road motorcycles.

In August 2008, the Consumer Product Safety Improvement Act (the “Act”) was passed. The Act requires all manufacturers and distributors who import into or distribute ATVs within the United States to comply with the ANSI/SVIA safety standards, which were previously voluntary. The Act also requires the same manufacturers and distributors to have ATV action plans filed with the CPSC that are substantially similar to the voluntary action plans that were previously in effect. Kandi currently complies with the ANSI/SVIA standards.

Kandi's motorcycles are subject to federal vehicle safety standards administered by NHTSA. Kandi's motorcycles are also subject to various state vehicle safety standards. Kandi believes that its motorcycles comply with safety standards applicable to motorcycles.

Kandi's products are also subject to international safety standards in places where it sells its products outside the United States. Kandi believes that its motorcycles and EV products comply with applicable safety standards in the United States and internationally.

~~12~~

Principal Executive Offices

Our principal executive office is located in the Jinhua City Industrial Zone in Jinhua, Zhejiang Province, PRC, 321016 and our telephone number is (86-579) 82239856.

Item 1A. Risk Factors.

You should carefully consider the risks described below together with all of the other information included in this report before making an investment decision with regard to our securities. The statements contained in or incorporated into this Annual Report that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business (As Restated)

Our future growth is dependent upon consumers’ willingness to adopt EVs.

Our growth is highly dependent upon the adoption by consumers of, and we are subject to a risk of any reduced demand for, alternative fuel vehicles in general and EVs in particular. The market for alternative fuel vehicles (including EVs) is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for EVs in China does not develop as we expect or develops slowlier than we expect, our business, prospects, financial condition and operating results will be harmed.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Chinese government has made significant efforts in actively advocating the development of new energy vehicles. In November 2015, it issued the 10-year road map of EV industry development and set the annual EV sales target for 5% of the annual auto sale volume by year 2020 and 20% by year 2025. The central government also has a clear policy providing subsidies to the qualified EVs till 2020. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the customer base of our EV products, fiscal tightening or other reasons may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our EV products in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

Our growth depends in part on the availability and amounts of government subsidies and economic incentives for alternative fuel vehicles generally and performance EVs specifically. For example, purchasers of three models of Kandi brand EV products are eligible to receive purchase tax exemption at the amount of 10% of the vehicle’s total purchase price excluding VAT during the three-year period from September 1, 2014. Purchasers of Kandi's SMA7000BEV and SMA7001BEV models are the ultimate beneficiaries, on a per car basis, the national government subsidy of RMB 45,000.00 (Approximately $6,931) in 2015, many cities also provide local subsidies, which differ according to the related local policies. Additionally, these two vehicle models also qualify for free license plates in many cities. Especially in Shanghai, the license plates in Shanghai are auctioned to the public at an average price between RMB74,000 to RMB85,300 ($11,400 to $13,140) per license plate. While we believe the latest tax exemption, along with a series of government incentives and subsidies, may have a very positive impact on the sales of Kandi Brand EVs in China going forward, we cannot assure you it is always the case. In the event such favored policy and treatment discontinue, our business outlook and financial conditions could be negatively impacted.

~~13~~

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our EV Products.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced EV products, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in EV technology, and we may suffer a decline in our competitive position. Any failure to keep up with advances in EV technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in EV technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology, in particular battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells, which makes us dependent upon other suppliers of battery cell technology for our battery packs.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially our CEO and Chairman of the Board of Directors, Mr. Hu Xiaoming. We do not maintain key man life insurance on any of our executive officers. If any of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executive officers joins a competitor or forms a competing company, we may lose some of our customers.

19

We may be subject to product liability claims, or recalls which could be expensive, damage our reputation and result in a diversion of management resources.

We may be subject to lawsuits resulting from injuries associated with the use of the vehicles that we sell or produce. We may incur losses relating to these claims or the defense of these claims. There is a risk that claims or liabilities will exceed our insurance coverage. In addition, we may be unable to retain adequate liability insurance in the future.

~~14~~

We may also be required to participate in recalls involving our vehicles, if any prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Such a recall would result in a diversion of resources. While we do maintain product liability insurance, we cannot assure you that it will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our results of operations.

We retain certain personal information about our customers and may be subject to various privacy and consumer protection laws.

We and our operating companies use the electronic systems of our vehicles to log information about each vehicle’s condition, performance and use in order to aid us in providing customer service, including vehicle diagnostics, repair and maintenance, as well as to help us collect data regarding our customers’ charge time, battery usage, mileage and efficiency habits and to improve our vehicles. We also collect information about our customers through our website, at our stores and facilities, and via telephone.

Our customers may object to the processing of this data, which may negatively impact our ability to provide effective customer service and develop new vehicles and products. Collection and use of our customers’ personal information in conducting our business may be subject to national and local laws and regulations in the PRC, and such laws and regulations may restrict our processing of such personal information and hinder our ability to attract new customers or market to existing customers. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Although we take steps to protect the security of our customers’ personal information, we may be required to expend significant resources to comply with data breach requirements if third parties improperly obtain and use the personal information of our customers or we otherwise experience a data loss with respect to customers’ personal information. A major breach of our network security and systems could have serious negative consequences for our businesses and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand.

Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.

Any failure to adequately protect our proprietary rights could result in weakening or loss of such rights, which may allow our competitors to offer similar or identical products or use identical or confusingly similar branding, potentially resulting in the loss of some of our competitive advantage, a decrease in our revenue and an attribution of potentially lower quality products to us, which would adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third party nondisclosure agreements, copyright protection, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We have also received from third parties patent licenses related to manufacturing our vehicles.

20

The protection provided by the patent laws is and will be important to our future opportunities. However, such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

~~- 15~~

-

  ~~our pending patent applications may not result in the issuance of patents;~~
  ~~our patents, if issued, may not be broad enough to protect our commercial endeavors;~~
  ~~the patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented technology or for other reasons;~~
  ~~the costs associated with obtaining and enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable; and~~
  ~~current and future competitors may independently develop similar technology, duplicate our vehicles or design new vehicles in a way that circumvents our intellectual property.~~

Existing trademark and trade secret laws and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our intellectual property is difficult.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and seek licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

  cease selling, incorporating or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;
  pay substantial damages;
  obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or
  redesign our vehicles or other goods or services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention.

We may also face claims that our use of technology licensed or otherwise obtained from a third party infringes the rights of others. In such cases, we may seek indemnification from our licensors/suppliers under our contracts with them. However, indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

Our vehicles make use of lithium-ion battery cells, which could catch fire or vent smoke and flame. This may lead to additional concerns, about the batteries used in automotive applications.

The battery pack in our EV products makes use of lithium-ion cells. We also currently intend to make use of lithium-ion cells in battery packs on any future vehicles we may produce. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Extremely rare incidents of laptop computers, cell phones and EV battery packs catching fire have focused consumer attention on the safety of these cells.

~~16~~

These events have raised concerns about the batteries used in automotive applications. To address these questions and concerns, a number of cell manufacturers are pursuing alternative lithium-ion battery cell chemistries to improve safety. We may have to recall our vehicles or participate in a recall of a vehicle that contains our battery packs, and redesign our battery packs, which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve us, could seriously harm our business.

In addition, we store a significant number of lithium-ion cells at our manufacturing facility. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Such damage or injury would likely lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s EV, may cause indirect adverse publicity for us and our EV products. Such adverse publicity would negatively affect our brand and harm our business, prospects, financial condition and operating results.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

Our business operations generate noise, waste water, gaseous byproduct and other industrial waste. We are required to comply with all national and local regulations regarding protection of the environment. We are in compliance with current environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Additionally, if we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. Any failure by us to control the use of, or to adequately restrict the unauthorized discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions to our business operations. Certain laws, ordinances and regulations could limit our ability to develop, use, or sell our products.

The electric vehicle industry is highly competitive, and we are subject to risks relating to competition that may adversely affect our performance.

The electric vehicle industry is highly competitive, and our continued success depends upon our ability to compete effectively in markets that contain many competitors, some of which have significantly greater financial, marketing and other resources than we have. Competition may affect our pricing structures, potentially causing us to lower our prices, which may adversely impact our profits. New or existing competition that uses a business model that is different from our business model may put pressure on us to change our model so that we can remain competitive.

Our high concentration of sales to relatively few customers may result in significant impact our liquidity, business, results of operations and financial condition.

As of December 31, 2015 and 2014, our major customers (above 10% of the total revenue), in the aggregate, accounted for 97% and 84%, respectively, of our sales. Due to the concentration of sales to relatively few customers, loss of one or more of these customers will have relatively high impact on our operational results.

~~17~~

Our business is subject to the risk of supplier concentrations.

We depend on a limited number of suppliers for the sourcing of major components and parts and principal raw materials. For the years ended December 31, 2015 and 2014, the top two suppliers accounted for 46% and 57% of our purchases, respectively. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. The partial or complete loss of these suppliers, or a significant adverse change in our relationship with any of these suppliers, could result in lost revenue, added costs and distribution delays that could harm our business and customer relationships. In addition, concentration in our supply chain can exacerbate our exposure to risks associated with the termination by key suppliers of our distribution agreements or any adverse change in the terms of such agreements, which could have a negative impact on our revenues and profitability.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events.

Our headquarters and facilities are located in several cities in China such as Jinhua, Yongkang and Haikou. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics or other events occur, or our information system or communications network breaks down or operates improperly, our headquarters and production facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. We may incur expenses relating to such damages, which could have a material adverse impact on our business, operating results and financial condition.

~~If we fail to maintain an effective system of internal controls~~Restatements of financial statements could have a negative effect on our business and stock price.

The board of directors of the Company, based on the recommendation of the audit committee and in consultation with management, concluded that, because of errors identified in the Company’s previously issued financial statements for the years ended December 31, 2015 and 2014, and the first three quarters for the year ended December 31, 2016, the Company would restate its previously issued financial statements, including the quarterly data for the year ended December 31, 2016 and its selected financial data for the relevant periods. These errors were discovered by management during the course of its preparation of the annual report and the audit of the financial results for the year ended December 31, 2016, as well as during the course of the preparation of responses to the comments from the staff of the SEC Division of Corporate Finance. Although the restatements had no effect on net income and the impact on the balance sheet and the statement of cash flows are not material, restatements of financial statements could have a negative effect on our business and stock price.

Given our control deficiencies found in our internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the SEC adopted rules requiring public companies to include a report of management on our internal controls over financial reporting in their annual reports.

~~Despite that we continued to maintain and improved our internal control procedures~~As disclosed in this Form 10-K/A, Management observed control deficiencies that resulted in the addition of separate audited financial statements of the JV Company to this Form 10K/A, the correction in accounting for income taxes and the reclassification of financial statement line items and related financial disclosures, as disclosed in Note 28, Restatements of Previously Issued Financial Statements, to our consolidated financial statements contained in the Form 10-K/A, we did not maintain effective internal control over financial reporting. Management has concluded that we have a material weakness in our internal control over financial reporting arising from a lack of requisite knowledge of US GAAP and SEC reporting requirements.

Despite that we have taken measures to remediate the material weakness, , we cannot provide assurance that we will not fail to achieve and maintain an effective internal control environment on an ongoing basis, which may cause investors to lose confidence in our reported financial information and have a material adverse effect on the price of our common stock.

The audit report included in this Annual Report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the “PCAOB”, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in Hongkong, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

~~18~~

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections in China prevents the PCAOB from regularly evaluating our auditor's statements, audits and quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's quality control and audit procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Doing Business in China

The economy of China had experienced unprecedented growth. This growth has slowed in the recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected.

The rapid growth of the PRC economy had historically resulted in widespread growth opportunities in industries across China. This growth has slowed in the recent years. As a result of the global financial crisis and the inability of enterprises to gain comparable access to the same amounts of capital available in past years, there may be an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown could have an adverse effect on our sales and may increase our costs. Further, if economic growth continues to slow, and if, in conjunction, inflation is to proceed unchecked, our costs would likely to increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

In addition, a tightening of the labor markets in our geographic region may result in fewer qualified applicants for job openings in our facilities. Further, higher wages, related labor costs and other increasing cost trends may negatively impact our results.

Changes in political and economic conditions may affect our business operations and profitability.

Since our business operations are primarily located in China, our business operations and financial position are subject, to a significant degree, to the economic, political and legal developments in China.

While the Chinese government has not halted its economic reform policy since 1978, any significant adverse changes in the social, political and economic conditions of China may fundamentally impact China's economic reform policies, and thus the Company's operations and profits may be adversely affected.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us and may restrict the level of legal protections to foreign investors.

China's legal system is based on statutory law. Unlike the common law system, statutory law is based primarily on written statutes. Previous court decisions may be cited as persuasive authority but do not have a binding effect. Since 1979, the PRC government has been promulgating and amending the laws and regulations regarding economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, since these laws and regulations are relatively new, and the PRC legal system continues to rapidly evolve, the interpretation of many laws, regulations and rules is not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us.

~~19~~

In addition, any litigation in China may be protracted and may result in substantial costs and diversion of resources and management's attention. The legal system in China cannot provide investors with the same level of protection as in the U.S. The Company is governed by laws and regulations generally applicable to local enterprises in China. Many of these laws and regulations were recently introduced and remain experimental in nature and subject to changes and refinements. Interpretation, implementation and enforcement of the existing laws and regulations can be uncertain and unpredictable and therefore may restrict the legal protections available to foreign investors.

Changes in Currency Conversion Policies in China may have a material adverse effect on us.

Renminbi (“RMB”) is still not a freely exchangeable currency. Since 1998, the State Administration of Foreign Exchange of China has promulgated a series of circulars and rules in order to enhance verification of foreign exchange payments under a Chinese entity's current account items, and has imposed strict requirements on borrowing and repayments of foreign exchange debts from and to foreign creditors under the capital account items and on the creation of foreign security in favor of foreign creditors.

This may complicate foreign exchange payments to foreign creditors under the current account items and thus may affect the ability to borrow under international commercial loans, the creation of foreign security, and the borrowing of RMB under guarantees in foreign currencies. Moreover, the value of RMB may become subject to supply and demand, which could be largely impacted by international economic and political environments. Any fluctuations in the exchange rate of RMB could have an adverse effect on the operational and financial condition of the Company and its subsidiaries in China.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions based on United States or foreign laws against us, our management or the experts named in the prospectus.

We conduct substantially all of our operations in China and almost all of our assets are located in China. In addition, almost all of our senior executive officers reside in China. As a result, it may not be possible to effect service of process on our senior executive officers within the United States or elsewhere outside China, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court orders and final judgments.

Delays surrounding the updates with respect to the official list of qualified EV models to receive national subsidies from the governments in the PRC may delay the sale of our EV products.

In January and February 2016, the PRC Ministry of Industry and Information Technology (the “MITT”) announced new lists of qualified EV models to receive the national subsidy each month. The new lists overruled the right to receive the national subsidy for all the EV models that were included in the previously announced lists. Meanwhile, an updated list of qualified EV models to receive purchase tax exempt in 2016 is still forthcoming from the State Administration of Taxation. To apply for tax exemption, a product must be listed on the approved lists by the MITT. A total of four EV models from the JV Company are on the updated lists. The JV Company is currently in the process of applying for tax exemption for those four EV models. As such, sales for EV manufacturers, including our JV Company, have been significantly delayed in the first quarter of 2016. If the Company failed to receive approval from the PRC government to be listed for national subsidies for any of its models, our sales and profits may be adversely affected.

~~20~~

Risks Relating to Ownership of Our Securities

Our stock price may be volatile, which may result in losses to our shareholders.

The stock markets have experienced significant price and trading volume fluctuations and the market prices and trading volumes of companies listed on the NASDAQ Global Market and the NASDAQ Global Select Market have been volatile. Although our stock was listed on the NASDAQ Global Market and upgraded to the NASDAQ Global Select Market on January 2, 2014, the trading price of our common stock is likely to be volatile and could fluctuate significantly in response to many factors, including the following, some of which are beyond our control:

  variations in our operating results;
  changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;
  changes in operating and stock price performance of other companies in our industry;
  additions or departures of key personnel; and
  future sales of our common stock.

Domestic and international stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock.

Mr. Hu, our CEO, President and Chairman of our Board of Directors is the beneficial owner of a substantial portion of our outstanding common stock, which may enable Mr. Hu to exert significant influence on corporate actions.

Excelvantage Group Limited controls approximately 25.52% of our outstanding shares of common stock as of March 7, 2016. Hu Xiaoming, the Company's Chief Executive Officer, President and Chairman of the Board of Directors, is the sole stockholder of Excelvantage Group Limited. Together with the shares held through Excelvantage Group Limited, Mr. Hu has 27.73% of our outstanding shares of common stock which could have a substantial impact on matters requiring the vote of our shareholders, including the election of our directors and most corporate actions. This control could delay, defer or prevent others from initiating a potential merger, takeover or other change in our control, even if these actions would benefit our other shareholders and the Company. This control could adversely affect the voting and other rights of our other shareholders and could depress the market price of our common stock.

We do not anticipate paying any cash dividends to our common shareholders.

We presently do not anticipate that we will pay dividends on any of our common stock in the foreseeable future. If payment of dividends does occur at some point in the future, it would be contingent upon our revenues and earnings, if any, capital requirements, and general financial condition. The payment of any common stock dividends will be within the discretion of our Board of Directors. We presently intend to retain all earnings to implement our business plan; accordingly, we do not anticipate the declaration of any dividends for common stock in the foreseeable future.

~~21~~

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The change in value of the RMB against the U.S. dollar, the Euro and other currencies is affected by changes in China's political and economic conditions, among other things. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against certain foreign currencies. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. As a portion of our costs and expenses is denominated in RMB, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, any significant revaluation of the RMB may have a material adverse effect on our financial condition. For example, starting from the second half year of 2015, RMB started to depreciate vs. U.S. dollars and the trend continued in the beginning of year 2016, which cause our assets depreciated accordingly while we translated our balance sheet from RMB into U.S. Dollars. And the whole year revenue and net income was also negatively impacted by RMB depreciation.

The limitation of monetary liability against our directors, officers and employees under Delaware law and the existence of statutory indemnification rights of our directors, officers and employees may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers and employees.

Our articles of incorporation do not contain any specific provisions that limit the liability of our directors for monetary damages to our Company and shareholders; however, we are prepared to indemnify our directors and officers to the extent provided for by Delaware law. We may also have included contractual indemnification obligations in our employment agreements with our officers. The foregoing indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against its directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our Company and shareholders.

We may need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our shareholders.

In the future, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available, if at all, in amounts or on terms acceptable to us.

Our business is subject to changing regulations related to corporate governance and public disclosure that have increased both our costs and the risk of noncompliance.

Because our common stock is publicly traded, we are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the SEC and NASDAQ, have issued requirements and regulations and continue to develop additional regulations and requirements in response to corporate scandals and laws enacted by Congress.

Our efforts to comply with these regulations have resulted in, and are likely to continue resulting in, increased general and administrative expenses and diversion of management time and attention from revenue-generating activities to compliance activities. Because new and modified laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices.

~~22~~

Techniques employed by manipulative short sellers in Chinese small cap stocks may drive down the market price of our common stock.

Short selling is the practice of selling securities that the seller does not own but rather has, supposedly, borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is therefore in the short seller’s best interests for the price of the stock to decline, many short sellers (sometime known as “disclosed shorts”) publish, or arrange for the publication of, negative opinions or reports regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. These short attacks have, in the past, led to selling of shares in the market, on occasion in large scale and broad base.

These short seller publications are not regulated by any governmental, self-regulatory organization or other official authority in the U.S., are not subject to the certification requirements imposed by the Securities and Exchange Commission in Regulation AC (Regulation Analyst Certification) and, accordingly, the opinions they express may be based on distortions of actual facts or, in some cases, fabrications of facts. In light of the limited risks involved in publishing such information, and the enormous profit that can be made from running just one successful short attack, unless the short sellers become subject to significant penalties, it is more likely than not that disclosed short sellers will continue to issue such reports.

While we intend to strongly defend our public filings against any such short seller attack, often times we are constrained, either by principles of freedom of speech, applicable state law (often called “Anti-SLAPP statutes”), or issues of commercial confidentiality, in the manner in which we can proceed against the relevant short seller. You should be aware that in light of the relative freedom to operate that such persons enjoy – oftentimes blogging from outside the U.S. with little or no assets or identity requirements – should we be targeted for such an attack, our stock will likely suffer from a temporary, or possibly long term, decline in market price should the rumors created not be dismissed by market participants.

Item 1B. Unresolved Staff Comments~~.~~ (As Restated).

~~None.~~

There were no written comments from the SEC staff within 180 days before the end of our fiscal year ended December 31, 2015 to which this report relates. However, in December 2016, we received written comments from the SEC related to our Form 10-K for the fiscal year ended December 31, 2015. We are in the process of finalizing our responses to the staff. Our responses are mostly summarized under the Explanatory Note to this Form 10-K/A and are incorporated herein.

Item 2. Properties.

Kandi has the following granted land use rights:

~~23~~

	Area
Location	(square meters)	Term and Expiration	Certificate No.
Zhejiang Jinhua Industrial Park	72,901	Nov 13, 2002 - Nov 13, 2052	10-75013
Zhejiang Jinhua Industrial Park	39,491	Nov 13, 2002 - Nov 13, 2052	10-75014
Zhejiang Jinhua Industrial Park	46,651	Dec 30, 2003 - Dec 30, 2053	110-12504
Zhejiang Jinhua Industrial Park	37,515	Dec 30, 2003 - Dec 30, 2053	110-12850
Zhejiang Jinhua Industrial Park	49,162	Dec 30, 2003 - Dec 30, 2053	110-11343
Zhejiang Jinhua Industrial Park	19,309	Dec 07, 2009 - Dec 07, 2059	110-05918
Zhejiang Qiaoxia Industrial Park	9,405	Apr 03, 2001 – Apr 03, 2051	574-26-36

All land in the PRC is owned by the government and cannot be sold or transferred by or to any individual or private entity. Instead, the government grants or allocates landholders “land use rights.” There are four methods to acquire land use rights:

  grant of the right to use land;
  assignment of the right to use land;
  lease of the right to use land; and
  allocated land use rights.

In comparison with Western common law concepts, granted land use rights are similar to life estates and allocated land use rights are in some ways similar to leaseholds.

Granted land use rights are provided by the government in exchange for a grant fee and carry the rights to pledge, mortgage, lease, and transfer during the term of the grant. Land is granted for a fixed term, which is generally 70 years for residential use, 50 years for industrial use, and 40 years for commercial or other use. The term is renewable in theory. Granted land must be used for the specific purpose for which it was granted.

Allocated land use rights cannot be pledged, mortgaged, leased, or transferred. They are generally provided by the government for an indefinite period (usually to state-owned entities) and can be reclaimed by the government at any time. Allocated land use rights may be converted into granted land use rights upon the payment of a grant fee to the government.

Kandi has the following real estate properties:

Jinhua City, Zhejiang

The Company owns the following facilities located in Jinhua Industrial Park, Jinhua City, Zhejiang Province, China. The table below lists the primary facilities and the status of each facility:

	Area
Description	(square meters)	Status
Factories	93,979	Fully
		operational
Sales Center	3,130	Fully
		operational
Test Center	2,220	Fully
		operational
Staff quarters	8,090	Fully
		operational
Canteen	2,602	Fully
		operational

~~24~~

Yongkang City, Zhejiang

The Company owns the following facilities located in Yongkang City, Zhejiang Province, China. The table below lists the primary facilities and the status of each facility:

	Area
Description	(square ~~meters)~~	Status
	meters)
Office	1,301	Fully operational
Factories	4,457	Fully operational
Warehouse	341	Fully operational
Multi-purpose room	480	Fully operational

Haikou City, Hainan

In December 2015, the Company signed an investment contract with Haikou State High Technology Industry Development Zone to build up the EV production facility with an annual production of 100,000 EV products.The Company originally acquired the land use rights and began the construction to build EV production factories in Wanning City, Hainan Province, China in 2014. Because the government of Hainan Province is enforcing a new plan to centralize the manufacturing in designated industry park, the Wanning facility was required to move from Wanning City to the national high tech development zone in Haikou City. After relocation, Kandi Hainan is expected to obtain more support from the government of Hainan Province and Haikou City. In addition, all related direct expenses or assets disposal caused by the relocation were compensated by local government. We expect the construction will be completed and the trial production will be launched in the middle of 2017.

Area
Description	(square meters)
Factories	196,000*	In progress
* The estimated number after signed the investment agreement with the local government.
31

Item 3. Legal Proceedings.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. However, we are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

Item 4. Mine Safety Disclosures.

Not applicable.

~~25~~

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

On January 2, 2014, our common stock began trading on the NASDAQ Global Select Market under the symbol “KNDI”. The following sets forth the high and low prices for our common stock for each quarter from January 1, 2014 to December 31, 2015 as reported by NASDAQ.

	HIGH	LOW
FISCAL 2015
Fourth Quarter (through December 31, 2015)	$ 12.00	$ 5.20
Third Quarter (through September 30, 2015)	$ 9.17	$ 5.05
Second Quarter (through June 30, 2015)	$ 13.70	$ 8.44
First Quarter (through March 31, 2015)	$ 14.85	$ 11.31
FISCAL 2014
Fourth Quarter (through December 31, 2014)	$ 18.17	$ 10.30
Third Quarter (through September 30, 2014)	$ 22.49	$ 12.98
Second Quarter (through June 30, 2014)	$ 17.69	$ 10.68
First Quarter (through March 31, 2014)	$ 22.40	$ 10.90

Holders of Common Stock

As of March 7, 2016, there were 14 shareholders of record of our common stock. This does not include all the beneficial holders who hold shares through their brokerage accounts.

Dividends

We have never paid cash dividends on our common stock. Our policy is to retain all earnings, if any, to provide funds for operation and expansion of our business. We do not anticipate paying cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

~~26~~

Sales of Unregistered Securities

None

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Securities Authorized for Issuance under Equity Compensation Plans

Please see the discussion in Item 12 titled “Equity Compensation Plan Information” below.

Stock Performance Graph

This performance graph shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference into any filing of Kandi Technologies Group, Inc. under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph shows a comparison from December 31, 2010 through December 31, 2015, of the cumulative total return for our common stock, the NASDAQ Composite Index, and the S&P Automobile Manufacturers Index. Such returns are based on historical results and are not intended to suggest future performance. Data for the NASDAQ Composite Index and the S&P Automobile Manufacturers Index assumes an investment of $100 on December 31, 2010 and reinvestment of dividends. We have never paid cash dividends on our capital stock nor do we anticipate paying any such cash dividends in the foreseeable future.

  [Graphic Appears Here]

  [Graphic Appears Here]

Item 6. Selected Financial Data~~.~~ (As Restated).

The following selected consolidated financial data (as restated) should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K/A.

		As of December 31,
CONSOLIDATED
BALANCE
SHEETS DATA:	2015	2014	2013	2012	2011
	As Restated	As Restated

Cash and cash equivalents	$16,738,559 $	26,379,460 $ 12,762,369		$ 12,135,096	$ 2,294,352
Restricted cash	16,172,009	13,000,731	1,636	15,835,364	6,634,989
Working capital (deficit)	~~59,917,153~~67,464,090	~~39,202,684~~47,165,632	(6,631,680)	35,898,297	17,466,812
Total assets	371,469,024	323,073,352	204,306,730	160,284,990	112,273,750
Short-term bank loans	36,656,553	35,589,502	34,020,281	32,615,063	36,372,492
Total liabilities	132,543,456	111,488,513	115,780,611	85,762,922	56,424,875
Total shareholders' equity	238,925,568	211,584,839	88,526,119	74,522,068	55,848,875

		Years Ended December 31,
CONSOLIDATED STATEMENTS OF	2015	2014	2013	2012	2011
INCOME AND COMPREHENSIVE	~~2015~~As Restated	~~2014~~As Restated	~~2013~~As Restated	~~2012~~	~~2011~~
INCOME DATA:
REVENUES, NET	$201,069,173	$170,229,006	$ 94,536,045 $ ~~$~~	64,513,670	$ 40,177,148
COST OF GOODS SOLD	(172,649,955)	(146,825,073)	(72,793,517)	(51,620,280)	(30,964,173)
GROSS PROFIT	28,419,218	23,403,933	21,742,528	12,893,390	9,212,975
Research and development	(3,482,511)	(2,755,637)	(3,728,730)	(2,877,283)	(2,304,373)
Selling and marketing	(633,863)	(1,345,588)	(399,504)	(455,983)	(414,255)
General and administrative	(28,255,267)	(14,058,548)	(16,056,107)	(4,250,832)	(3,458,388)
INCOME FROM CONTINUING
OPERATIONS	(3,952,423)	5,244,160	1,558,187	5,309,292	3,035,959
Interest income	3,138,717	1,701,121	1,516,477	2,658,104	2,200,678
Interest (expense)	(2,214,635)	(3,480,646)	(4,395,353)	(2,775,891)	(1,945,260)
Investment income (expense) in trading
security	-	-	-	-	9,653
Change in fair value of financial
instruments	8,519,295	6,531,308	(16,647,283)	1,986,063	5,401,929
Government grants	1,645,032	288,498	228,396	132,139	298,072
Share of (loss) in associated companies	-	(54,308)	(69,056)	(69,429)	(52,696)
Share of profit after tax of JV	11,841,855	4,490,266	(2,414,354)
				-	-
Other income, net	1,814,882	(34,649)	676,257	332,936	717,495

34

INCOME (LOSS) BEFORE	24,745,146	14,685,750	-	-	-
INCOME TAXES	20,792,723	-	(19,546,729)	7,573,214	9,665,830
INCOME TAX EXPENSE	(6,127,228)	(2,414,412)	(1,593,994)	(1,523,735)	(551,060)
NET (LOSS) INCOME	14,665,495	12,271,338	(21,140,723)	6,049,479	9,114,770
OTHER COMPREHENSIVE
INCOME
Foreign currency translation	(9,631,753)	(2,725,143)	2,112,902	424,623	1,816,639
COMPREHENSIVE INCOME	$ 5,033,742	$ 9,546,195	$ (19,027,821)	$ 6,474,102	$ 10,931,409

WEIGHTED AVERAGE SHARES
OUTSTANDING BASIC	46,744,718	42,583,495	34,707,973	29,439,328	27,438,725
WEIGHTED AVERAGE SHARES
OUTSTANDING DILUTED	46,925,554	42,715,818	34,707,973	29,677,325	28,735,748

NET INCOME PER SHARE, BASIC	$ 0.31	$ 0.29	$ (0.61)	$ 0.21	$ 0.33
NET INCOME PER SHARE,
DILUTED	$ 0.31	$ 0.29	$ (0.61)	$ 0.20	$ 0.32

~~28~~

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation~~.~~ (As Restated).

Restatements

As previously reported in the Company’s Current Report on Form 8-K filed on March ___, 2017, on March ____, 2017, the board of directors of the Company, based on the recommendation of the audit committee and in consultation with management, concluded that the Company’s previously issued financial statements for the year ended December 31, 2015 should be restated in order to correct certain identified errors. Accordingly, the Company has restated its previously issued financial statements for those periods.

As described in more detail in Note 28 of the Notes to our Consolidated Financial Statements, the restatements for the years ended December 31, 2015 reflect adjustments to include separate audited financial statements for the JV Company and to correct errors in the classification of notes receivables and notes payables in the statements of cash flows, the revision in our financial statement presentation to separately identify certain accounts on the face of the Balance Sheet and the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), the amendments in Note 20 – Taxes of the Notes to our Consolidated Financial Statements, the adjustment of previously recorded construction-in-progress back to prepayment in Note 16 - Construction-in-Progress of the Notes to our Consolidated Financial Statements, the correction to expand two tables of sales to and purchases from the JV Company in Note 24 - Summarized Information of Investment in the JV Company of the Notes to our Consolidated Financial Statements from two years to three years and the correction to remove “unaudited” label from certain tables in Note 20 - Taxes of the Notes to our Consolidated Financial Statements.

The Restatements had no effect on net income and the impact to our balance sheet and statement of cash flows is not material.

Overview

Prior to 2013, we were primarily engaged in the design, manufacturing and sales of traditional off-road vehicle products. Due to fast-growing market demand for electric vehicles in China and Chinese government’s ambitious plan to lower pollution by adopting accumulated five million alternative-energy vehicles by 2020, we gradually and successfully transformed our core business to the development of electric vehicle products (EV products) and electric vehicle parts (EV parts). During the year ended December 31, 2015, we had total net revenues of $201,069,173, an increase of $30,840,167, or 18.1%, over our net revenues for the year ended December 31, 2014. The majority of our revenues were generated by the sales of EV parts, which accounted for 97.5% of our total revenue in 2015. The significant revenue growth was mainly driven by the increased sales of EV parts during the year.

During the year 2015, we continued to focus our efforts on the design, manufacturing and sales of EV parts and experienced significant sales growth from this business line. For the year ended December 31, 2015, we achieved net revenue of $196,053,058 from selling EV parts, mostly to our JV Company, an increase of $79,621,749, or 68.4%, as compared to $116,431,309 for the year ended December 31, 2014. In the year 2015, the Company’s revenue growth was mainly driven by the JV Company’s demand on the EV parts.

Pursuant to our Joint Venture Agreement, we have completed the transfer of EV products production to the JV Company in 2014, so there was no EV products revenue recorded in 2015. However, as we have 50% ownership interest in the JV Company and accounted for our investments in the JV Company under the equity method of accounting, we received 50% of the JV Company’s net profit, or $11,661,564 in the year ended December 31, 2015, compared to $3,763,082 in the year ended December 31, 2014. As the JV Company was established only three years ago and has great potential for growth, we believe our economic benefits from the JV Company will greatly increase in the future as its business continues to steadily grow. During year 2015, the JV Company’s revenue was driven by two sales models: MPT program and direct sales. Starting from the second half year of 2015, the direct sales was already close to 50% of the total shipment of the JV Company. The total number of EV products sold during 2015 was 24,220 EV products, increased 121.5% compared to the year 2014. We expect a greater amount of EV products to be sold via direct sales by the JV Company in the future.

Our revenues from off-road vehicles decreased by $14,802,963 from year-ago period, or 74.7%, to $5,016,115 for the year ended December 31, 2015. This decrease was mainly because we shifted our business strategy to put more resources and efforts on Chinese EV industry to meet the increasing market demand for alternative energy vehicles. In 2015, we focused on research and developing on the electric off-road vehicles, we expect this traditional business will resume back for growing in the future.

In 2015, we recorded $28,419,218 of gross profit, an increase of 21.4% from 2014, primarily due to the increase of revenue and margin of EV parts. We recorded a net profit of $14,665,495 in 2015 compared to $12,271,338 in 2014. Excluding the effects of stock award expenses, which were $22,379,220 and $8,455,422 for the years ended December 31, 2015 and 2014, respectively, and the change of the fair value of financial derivatives, which were a gain of $8,519,295 and $6,531,308 for the years ended December 31, 2015 and 2014, respectively, our net income (non-GAAP) was $28,525,420 for the year ended December 31, 2015 as compared to net income (non-GAAP) of $14,195,452 for the year ended December 31, 2014, an increase of $14,329,968 or 100.9~~% .~~%. The increase in such net income was primarily attributable to the increase of revenue and gross profits, and also the share profits of the JV Company during the year of 2015.

~~29~~

The vehicle manufacturing industry is highly competitive in China. Current and future factors impacting our industry include: (i) the exponential growth of electrical vehicle sales and dedicated platforms in the global market place, (ii) the consolidation of supply chains and costs of components, (iii) rapid technology developments, and (iv) emerging strategic partnerships and joint ventures in the automotive industry generally.

Our business strategy includes our efforts to provide customers with high-quality products, to expand our footprint in new and existing markets, and to advance our profile and the demand for our EV products through the MPT Project and direct sales channel. To further these initiatives, we are working with our business partners to build a network of public EV sharing stations to provide energy-efficient, convenient travel options for local citizens and tourists. We also provide the EV products to the end users through our ~~distriutors~~distributors. We anticipate that our pure EV business in China, through the operations of the JV Company and with the support of new Chinese subsidy policies, will continue to develop and grow in the future.

Results of Operations

Comparison of Years Ended December 31, 2015, 2014 and 2013

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our consolidated statements of income for the years ended December 31, 2015, 2014 and 2013:

			Years Ended
	December 31,	% of	December 31,	% of	December 31,	% of
	2015	Revenue	2014	Revenue	2013	Revenue
	As Restated		As Restated		As Restated

Revenues from Unrelated parties	$6,790,032	3.4%	$49,539,910	29.1%	$83,312,222	88.1%
Revenues from the JV Company and related
Parties	194,279,141	96.6%	120,689,096	70.9%	11,223,823	11.9%
REVENUES, NET	~~$~~		~~$~~
	201,069,173	100.0%	170,229,006	100.0%	~~$~~ 94,536,045	100.0%

COST OF GOODS SOLD	172,649,955	85.9%	146,825,073	86.3%	72,793,517	77.0%

GROSS PROFIT	28,419,218	14.1%	23,403,933	13.7%	21,742,528	23.0%

OPERATING EXPENSES:
Research and development	3,482,511	1.7%	2,755,637	1.6%	3,728,730	3.9%
Selling and marketing	633,863	0.3%	1,345,588	0.8%	399,504	0.4%
General and administrative	28,255,267	14.1%	14,058,548	8.3%	16,056,107	17.0%
Total Operating Expenses	32,371,641	16.1%	18,159,773	10.7%	20,184,341	21.4%

INCOME(LOSS) FROM OPERATIONS	(3,952,423~~)~~)	-2.0%	5,244,160	3.1%	1,558,187	1.6%

OTHER INCOME(EXPENSE):
Interest income	3,138,717	1.6%	1,701,121	1.0%	1,516,477	1.6%
Interest expense	(2,214,635~~)~~)	-1.1%	(3,480,646~~)~~)	-2.0%	(4,395,353~~)~~)	-4.6%
Change in fair value of financial instruments	8,519,295	4.2%	6,531,308	3.8%	(16,647,283~~)~~)	-17.6%
~~Government grants~~	~~1,645,032~~	~~0.8%~~	~~288,498~~	~~0.2%~~	~~228,396~~	~~0.2%~~
~~Share of profit (loss) in associated companies~~	-	~~0.0%~~	~~(54,308)~~	~~0.0%~~	~~(69,056)~~	~~-0.1%~~
~~Share of profit after tax of JV~~	~~11,841,855~~	~~5.9%~~	~~4,490,266~~	~~2.6%~~	~~(2,414,354)~~	~~-2.6%~~
~~Other income, net~~	~~1,814,882~~	~~0.9%~~	~~(34,649)~~	~~0.0%~~	~~676,257~~	~~0.7%~~
~~Total other income, net~~	24,745,146	~~12.3%~~	~~9,441,590~~	~~5.5%~~	~~(21,104,916)~~	~~-22.3%~~
~~INCOME BEFORE INCOME TAXES~~	~~20,792,723~~	~~10.3%~~	~~14,685,750~~	~~8.6%~~	~~(19,546,729)~~	~~-20.7%~~

~~INCOME TAX EXPENSE~~	~~(6,127,228)~~	~~-3.0%~~	~~(2,414,412)~~	~~-1.4%~~	~~(1,593,994)~~	~~-1.7%~~

~~NET INCOME~~	14,665,495	~~7.3%~~	~~12,271,338~~	~~7.2%~~	~~(21,140,723)~~	~~-22.4%~~

~~30~~

37

Government grants	1,645,032	0.8%	288,498	0.2%	228,396	0.2%
Share of profit (loss) in associated companies	-	0.0%	(54,308)	0.0%	(69,056)	-0.1%
Share of profit after tax of JV	11,841,855	5.9%	4,490,266	2.6%	(2,414,354)	-2.6%
Other income, net	1,814,882	0.9%	(34,649)	0.0%	676,257	0.7%
Total other income, net	24,745,146	12.3%	9,441,590	5.5%	(21,104,916)	-22.3%

INCOME BEFORE INCOME TAXES	20,792,723	10.3%	14,685,750	8.6%	(19,546,729)	-20.7%

INCOME TAX EXPENSE	(6,127,228)	-3.0%	(2,414,412)	-1.4%	(1,593,994)	-1.7%

NET INCOME	$14,665,495	7.3%	$12,271,338	7.2%	$(21,140,723)	-22.4%

Revenues

For the year ended December 31, 2015, we had net revenues of $201,069,173 compared to net revenues of $170,229,006 for the year ended December 31, 2014 and $94,536,045 for the year ended December 31, 2013, representing an increase of $30,840,167, or 18.1%, from 2014 and an increase of $106,533,128, or 112.7%, from 2013, respectively. Our products include EV parts, EV products, and off-road vehicles, including ATVs, utility vehicles (“UTVs”), go-karts, and others. For the year ended December 31, 2015, 2014 and 2013, 98%, 95% and 90%, respectively, of our revenues were derived from the sales of our products in the People’s Republic of China (the “PRC”).

The following table summarizes our revenues as well as the number of units sold by product types for the years ended December 31, 2015, 2014 and 2013:

	Years Ended December 31
	2015	2014	2013
	Sales	Sales	Sales
EV parts	$ 196,053,058	$ 116,431,309	$ 1,724,031
EV products	-	33,978,619	46,619,203
Off-road vehicles	5,016,115	19,819,078	46,192,811
Total	$ 201,069,173	$ 170,229,006	$ 94,536,045

EV Parts

During the year ended December 31, 2015, our revenues from the sale of EV parts were $196,053,058, representing an increase of $79,621,749 or 68.4% from $116,431,309 for the year ended December 31, 2014 and an increase of $194,329,027 or 11,271.8% from $1,724,031 for the year ended December 31, 2013, respectively.

Our revenue for the year ended December 31, 2015 primarily consisted of the sales of battery packs, body parts, EV drive motors, EV controllers, air conditioning units and other auto parts to the JV Company for manufacturing of EV products, which was 97.5% of the total sales. Among the total sales for the year ended December 31, 2015, approximately 83.5%, or the majority of the sales, were related to the sale of battery packs. Due to the Chinese auto industry regulation, we hold the necessary production license to manufacture the battery packs exclusively used in EV products manufactured by the JV Company under Kandi brand name. Besides the sale of battery packs, approximately 6.3% of the total sales were related to the sales of EV controllers, approximately 2.7% of the total sales were related to the sales of air conditioning units, approximately 2.8% of the total sales were related to the sales of EV drive motors and approximately 2.2% of the total sales were related to the sales of body parts and other auto parts.

During the year ended December 31, 2015, our revenues from the sale of EV parts to the JV Company accounted approximately 97.5% of our total net revenue for the year. For the year ended December 31, 2015, the majority of EV parts sold to the JV Companies and its subsideries, including approximately 33.7% of the sales were to the JV Company, approximately 21.9% of the sales were to Kandi Changxing, approximately 19.7% of the sales were to Kandi Shanghai, and approximately 0.4% of the sales were to Kandi Jinhua. These EV parts were used in manufacturing pure EV products by the JV Company’s subsidiaries, all of which were sold to Shanghai Maple Auto Co., Ltd. (“Shanghai Maple”). Shanghai Maple is an unaffiliated company that was granted by the Chinese government vehicle production rights for EV sedans, which is equivalent to a license that qualifies it to sell the EV products to the end customers.

~~31~~

During the year ended December 31, 2015, our revenues from the sale of EV parts to the Service Company was 20.9% of the total sales. The Service Company purchased the battery packs for speed upgrade and other EV parts for repairing and maintainance.

EV Products

Our revenues from the sale of EV products for the fiscal year of 2015 was $0, representing a decrease of $33,978,619 or 100% from $33,978,619 for the year ended December 31, 2014 and a decrease of $46,619,203 or 100% from $46,619,203 for the year ended December 31, 2013, respectively.

According to the JV Agreement, EV products were completely transferred to the JV Company at the end of 2014, thus there was no EV products sold in 2015. The Company primairily focuses on EV parts manufacturing and supply to the JV Company for EVs production.

Off-Road Vehicles

During the year ended December 31, 2015, our revenues from the sale of off-road vehicles including selling go karts, all-terrain vehicles (“ATVs”), and others were $5,016,115, representing a decrease of $14,802,963 or 74.7% from $19,819,078 for the year ended December 31, 2014 and a decrease of $41,176,696 or 89.1% from $46,192,811 for the year ended December 31, 2013, respectively.

Our off road vehicles business line accounted for approximately 2.5% of our total net revenue for the fiscal year 2015, compared to 11.6% for the fiscal year 2014 and 48.9% for the fiscal year 2013, respectively. Among which, the go-kart business accounted for approximately 1.6% of our total net revenue for the year ended December 31, 2015, reduced from 7.5% and 35.1% for the years ended December 31, 2014 and 2013, respectively, and ATV business accounted for approximately 0.9% of our total net revenue for the year ended December 31, 2015, reduced from 4.2% and 11.0% for the years ended December 31, 2014 and 2013, respectively. The decreased sales of these products were primarily due to the rearrangement of our product portfolio for more efficient use of our resources to capture more sales opportunities in the fast-growing EV market in China.In addition in year 2015, we made efforts to upgrade our off-road veheciles products to electric drving, and we expect this product resume back for growing in the future.

The following table shows the breakdown of our net revenues from customers by geographic markets:

			Years Ended December 31
	2015		2014		2013
	Sales ~~Revenue~~	Percentage	Sales ~~Revenue~~	Percentage	Sales ~~Revenue~~	Percentage
	Revenue		Revenue		Revenue
Overseas	$ 4,713,441	2%	$ 8,629,824	5%	$ 9,301,755	10%
China	196,355,732	98%	161,599,182	95%	85,234,290	90%
Total	$ 201,069,173	100%	$ 170,229,006	100%	$ 94,536,045	100%

~~32~~

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2015 was $172,649,955, representing an increase of $25,824,882, or 17.6%, from $146,825,073 for the year ended December 31, 2014 and an increase of $99,856,438, or 137.2%, from $72,793,517 for the year ended December 31, 2013. These increases were primarily due to the corresponding increased sales and margin improvement for EV parts for the year ended December 31, 2015. Please refer to the below section for Gross Profit for the product margin analysis.

Gross Profit
The margins by ~~proucts~~products for three years are as below:
					Years ended December 31
~~Years ended December 31~~
2015				2014						2013
		Gross				Gross					Gross
	Sales	Cost	~~Gross~~	Margin %	Sales	Cost	~~Gross~~	Margin %	Sales	Cost	~~Gross~~ Margin
			Profit				Profit				Profit	%
EV ~~$~~					~~$~~			~~$~~	$
parts $196,053,058 168,344,853 27,708,206				14.1%	$116,431,309	106,550,522	9,880,787	8.5%	1,724,031	1,120,211	603,820	35.0%
EV				~~-~~	~~- -~~
products	-	-	-	-	33,978,619 25,061,120 8,917,499 26.2%				46,619,203 35,159,041 11,460,162 24.6%
Off-
road
vehicles	5,016,115	4,305,102	711,012	14.2%	19,819,078	15,213,431	4,605,647	23.2%	46,192,811 36,514,265		9,678,546	21.0%
Total ~~$~~ $201,069,173 172,649,955 28,419,218				14.1%	~~$~~ $170,229,006 146,825,073 23,403,933			13.7%	~~$~~ $94,536,045	72,793,517	21,742,528	23.0%

Gross profit for the year ended December 31, 2015 was $28,419,218 as compared to $23,403,933 for year ended December 31, 2014 and $21,742,528 for year ended December 31, 2013, representing an increase of $5,015,285 or 21.4% from 2014 and an increase of $6,676,690 or 30.7% from 2013, respectively. These increases were primarily attributable to the increase in our revenue driven by the rapid sales growth and margin improvement of EV parts. Our gross margin for the year ended December 31, 2015 was 14.1%, compared to 13.7% for the year ended December 31, 2014 and 23.0% for the year ended December 31, 2013. The gross margin improvement from 2015 over 2014 was mainly due to the cost reduction and the enlarged production scale for EV parts products in the year 2015.

Research and Development

Research and development expenses, including materials, labor, equipment depreciation, design, testing, inspection, and other related expense, totaled $3,482,511 for the year ended December 31, 2015, compared to $2,755,637 for the year ended December 31, 2014 and $3,728,730 for the year ended December 31, 2013, representing an increase of $726,874, or 26.4%, from 2014 and a decrease of $246,219, or 6.6%, from 2013, respectively. These increases from the same time last year were primarily due to the increased research and development expenses on the battery and EV related products in 2015.

For the year ended December 31, 2015, approximately 63% of our research and development expenses was spent on the research and development of new EV product models such as K12/K17, regarding the hourly speed upgrade to 100 kilometers and the related controlling system, approximately 34% was spent on the improvement of battery and its packing system, approximately 3% was spent on the off-road vehicles development. For the year ended December 31, 2014, approximately 40% of our research and development expenses was spent on the research and development of five new EV product models and the projects to develop new auto air conditioning system, vehicle control system and EV intelligent control platform

(centralized control platform) used in our EV products, while the remaining or 60% of our research and development expenses was spent on the projects to develop EV related products and off road vehicle products that we initiated in the previous year.

~~33~~

Sales and Marketing

Selling and distribution expenses were $633,863 for the year ended December 31, 2015, compared to $1,345,588 for the year ended December 31, 2014 and $399,504 for the year ended December 31, 2013, representing a decrease of $711,725, or 52.9%, from 2014 and an increase of $234,359, or 58.7%, from 2013, respectively. Compared to the year 2014, the decrease was primarily attributable to the warranty expenses of $832,439 for repair and maintenance for charged for EV products during the year of 2014 while it was 103,850 in the year 2015. In addition, during the year 2014, we contracted a qualified third party to provide repair and maintenance services for the 1,620 Kandi 7001 series EV sedans we have sold.

General and Administrative

General and administrative expenses were $28,255,267 for the year ended December 31, 2015, compared to $14,058,548 for the year ended December 31, 2014 and $16,056,107 for the year ended December 31, 2013, representing an increase of $14,196,719 or 101.0%, from 2014 and an increase of $12,199,160, or 76.0%, from 2013, respectively. For the year ended December 31, 2015, general and administrative expenses included $22,379,220 in expenses for common stock awards to employees and consultants for their services, compared to $8,455,422 and $9,658,320 for the years ended December 31, 2014 and 2013, respectively. Excluding stock award costs, our net general and administrative expenses for the year ended December 31, 2015 were $5,876,047, an increase of $272,921, or 4.9%, compared to $5,603,126 for the year ended December 31, 2014,and a decrease of $521,740, or 8.2%, compared to $6,397,787 for the year ended December 31, 2013. Compared to the year 2014, this increase was primarily attributable to the increase of legal expense of $397,148 in the year 2015.

Interest Income

Interest income was $3,138,717 for the year ended December 31, 2015, compared to $1,701,121 for the year ended December 31, 2014 and $1,516,477 for the year ended December 31, 2013, representing an increase of $1,437,596 from 2014 and an increase of $1,622,240 from 2013. This increase was mainly due to an entrusted loan made to the JV Company starting from December 16, 2014, which generated approximately $1,457,389 interest income in 2015.

Interest Expense

Interest expense was $2,214,635 for the year ended December 31, 2015, compared to $3,480,646 for the year ended December 31, 2014 and $4,395,353 for the year ended December 31, 2013, representing a decrease of $1,266,011 from 2014 and a decrease of $2,180,718 from 2013. Compared to the year 2014, the decrease was mainly due to $1,262,691 of the bond interest expense recorded in 2014, which was none in 2015.

Change in Fair Value of Financial Instruments

For the year ended December 31, 2015, the gain related to changes in the fair value of the derivative liability relating to the warrants issued to investors and placement agents was $8,519,295, compared to a gain of $6,531,308 for the year ended December 31, 2014 and a loss of $16,647,283 for the year ended December 31, 2013, an increase of $1,987,987 from 2014 and an increase of $25,166,578 from 2013, respectively. Compared to the year 2014, the gain on the changes in the fair value of derivative liability were due to 1) our stock price change from $14.01 on December 31, 2014 to $10.9 on December 31, 2015, and 2) a significant portion of warrant options expired in January 2015.

~~34~~

Government Grants

Government grants totaled $1,645,032 for the year ended December 31, 2015, compared to $288,498 for the year ended December 31, 2014 and $228,396 for the year ended December 31, 2013, representing an increase of $1,356,534, or 470.2% from 2014 or an increase of $1,416,636, or 620.3% from 2013, respectively. The increases were largely due to the subsidies we received from the Chinese government for the compensation of the Hainan facility relocation from Wanning city to Kaikou city and aslo the reward on new EV products development and industralization.

Share of Profit (Loss) of Associated Company

Investment losses were $0 in 2015, compared to a loss of $54,308 in 2014 and a loss of $69,056 in 2013, a decrease of $54,308 from 2014 and a decrease of $69,056 from 2013, respectively. This change was caused by the fact that we disposed the investment for an equity ownership of Jinhua Service Company in year 2014 and there was no loss in year 2015.

Share of Profit (Loss) after Tax of the JV Company

For the year ended December 31, 2015, the JV Company’s net sales were $362,715,996, gross income was $59,635,845, and net income was $23,323,128. We accounted for our investments in the JV Company under the equity method of accounting as we have 50% ownership interest in the JV Company. As a result, we recorded 50% of the JV Company’s profit, or $11,661,564 for the year ended December 31, 2015. After eliminating intra-entity profits and losses, our share of the after tax profit of the JV Company was $11,841,855 for the year ended December 31, 2015, compared to $4,490,266 for 2014, representing an increase in income of $7,351,589.

During the year of 2015, the JV Company’s revenues were primarily derived from the sales growth of EV products in the PRC with a total of 24,220 units sold during the year.

Other Income (Expense), Net

Net other income was $1,814,882 for the year ended December 31, 2015, compared to net other expense of $34,649 for the year ended December 31, 2014 and net other income of $676,257 for the year ended December 31, 2013, an increase in net other income of $1,849,531 from 2014 and an increase in net other income of $1,138,625 from 2013, respectively. The changes were primarily attributable to 1) a technology transfer income from the Company to the JV Company for $1,390,656 in the third quarter of 2015, 2) other income of $219,523 from battery sales as an agent for Zhejiang Shikong Electric Vehicles Co. Ltd., and 3) material sales income for $41,203.

Income Taxes

In accordance with the relevant tax laws and regulations of the PRC, our applicable corporate income tax rate is 25%. However, Kandi Vehicle is qualified as a high technology company in China and is therefore entitled to use a reduced income tax rate of 15%.

~~35~~

Each of our wholly-owned subsidiaries, Kandi New Energy, Yongkang Scrou and Kandi Hainan, has an applicable corporate income tax rate of 25%.

We have 50% ownership interest in the JV Company, which has an applicable corporate income tax of 25%. Each of the JV Company’s subsidiaries has an applicable corporate income tax rate of 25% as well.

As mentioned above, we qualified as a high technology company in China, and were entitled to pay a reduced income tax rate of 15%. After combining with the research and development tax credit of 25% on certain qualified research and development expenses, our effective reduced income tax rate was 16.88% as compared to 18.4% in 2014. The combined tax benefit was 51.26% as compared to 60.38% in 2014. The actual effective income tax rate was 12.19% of the 2015 taxable corporate income as compared to 9.91% of the 2014 taxable corporate income.

Net Income (Loss)

We recorded net income of $14,665,495 for the year ended December 31, 2015, compared to net income of $12,271,338 for the year ended December 31, 2014 and net loss of $21,140,723 for the year ended December 31, 2013, an increase of $2,394,157, or 19.5%, from the year ended December 31, 2014 and an increase of $ 35,806,218 from the year ended December 31, 2013, respectively. The net income was primarily attributable to the increased revenue and gross profits, JV Company’s net profits, technology transfer income and the gain from the change in the fair value of warrant derivatives.

Excluding (i) the effects of stock award expenses, which were $22,379,220, $8,455,422 and 9,658,320 for the years ended December 31, 2015, 2014 and 2013 respectively, and (ii) the change of the fair value of financial derivatives, which were a gain of $8,519,295, a gain of $6,531,308 and a loss of 16,647,283 for the years ended December 31, 2015, 2014 and 2013, respectively, our net income (non-GAAP) was $ 28,525,420 for the year ended December 31, 2015 as compared to net income (non-GAAP) of $14,195,452 for the year ended December 31, 2014, an increase of $ 14,329,968 or 100.9%, and compared to net income (non-GAAP) of $5,164,880 for the year ended December 31,2013, an increase of $23,360,540 or 452.3~~% .~~%. The increase in such net income was primarily attributable to the increase of revenue and gross profits, JV Company’s net profits, and technology transfer income during the year of 2015.

We make reference to certain non-GAAP financial measures, i.e., the adjusted net income. Management believes that such adjusted financial result is useful for investors in evaluating our operating performance because it presents a meaningful measure of corporate performance. See the non-GAAP reconciliation table below. Any non-GAAP measures should not be considered as a substitute for, and should only be read in conjunction with, measures of financial performance prepared in accordance with the GAAP.

The following table summarizes our non-GAAP net income from continuing operations for the years ended December 31, 2015, 2014 and 2013:

~~36~~

	Years Ended December 31
	2015	2014	2013
GAAP net income (loss) from continuing operations	$ 14,665,495	$ 12,271,338	$ (21,140,723)
Stock award expenses	22,379,220	8,455,422	9,658,320
Change of the fair value of financial derivatives	(8,519,295)	(6,531,308)	16,647,283
Non-GAAP net income (loss) from continuing operations	$ 28,525,420	$ 14,195,452	$ 5,164,880

LIQUIDITY AND CAPITAL RESOURCES (As Restated)

Cash Flow

For the year ended December 31, 2015, cash used in operating activities was $~~3,130,976~~6,372,255, as compared to cash used in operating activities of $~~7,453,756~~4,641,881 for the year ended December 31, 2014 and cash provided by operating activities of $~~14,687,446~~16,623,502 for the year ended December 31, 2013. The major operating activities that provided cash for the year ended December 31, 2015 were net income of $14,665,495~~,~~ and an increase in accounts payable of $~~31,814,545 and a decrease in accounts receivable of $7,052,626~~164,704,112. The major operating activity that used cash for the year ended December 31, 2015 was an increase in receivables from the JV Company of $~~28,519,360~~16,240,270 and an increase in amount due from the JV Company and related parties of $169,916,968.

Cash used in investing activities for the year ended December 31, 2015 was $~~5,937,117~~4,312,479, as compared to cash used in investing activities of $~~50,108,255~~49,164,891 and $59,844,162 for the years ended December 31, 2014 and 2013, respectively. Cash provided by investing activities for the year ended December 31, 2015 was primarily the result of the repayment of notes receivable of $~~127,226,115~~6,410,154. Cash used in investing activities for the year ended December 31, 2015 was primarily the result of the ~~purchases of construction in progress of $1,128,443 and the~~ issuance of notes receivable of $~~131,852,319~~9,411,720.

Cash used ~~by~~in financing activities for the year ended December 31, 2015 was $~~2,578,164~~961,523, as compared to cash provided by financing activities of $~~72,775,040~~69,019,801 and $~~46,317,978~~44,381,922 for the years ended December 31, 2014 and 2013, respectively. Cash provided by financing activities for the year ended December 31, 2015 was primarily the result of proceeds from short-term loans of $50,640,214~~, proceeds from notes payable of $13,781,830.~~. Cash used in financing activities for the year ended December 31, 2015 was primarily the result of repayments of short-term loans of $47,595,391, ~~repayments of notes payable of $15,398,471and~~and placement of restricted cash of $4,006,346.

As of December 31, 2015, we had unrestricted cash of $16,738,559. Our total current assets were $~~190,867,027~~198,413,964, and our total current liabilities were $130,949,874, which resulted in a net working capital of $~~59,917,153~~67,464,090.

Working Capital

We had a working capital surplus of $~~59,917,153~~67,464,090 at December 31, 2015, which reflected an increase from a working capital surplus of $~~39,202,684~~47,165,632 as of December 31, 2014.

~~37~~

As of December 31, 2015, we had credit lines from commercial banks of $36,656,553. We believe that our cash flows generated internally may not be sufficient to support the growth in operations and to repay short-term bank loans for the next twelve (12) months. However, we believe our access to existing financing sources and established relationships with PRC banks will enable us to meet our obligations and fund its ongoing operations.

We have historically financed our operations through short-term commercial bank loans from PRC banks. The term of these loans is typically for one year, and upon the payment of all outstanding principal and interest in a particular loan, the banks have typically rolled over the loan for an additional one-year term, with adjustments made to the interest rate to reflect prevailing market rates. We believe this practice has been ongoing year after year and that short-term bank loans will be available with normal trade terms if needed.

As of December 31, 2015, the Company had stock warrants outstanding for 1,339,241 shares with the exercise price $9.72, which may provide further cash flow into the Company in the fiscal year 2016, depending on the stock prices and the warrant holders’ willingness to exercise the warrants.

Capital Requirements and Capital Provided

Capital requirements and capital provided for the year ended December 31, 2015 were as follows:

Year Ended
December 31, 2015
(In Thousands)
As Restated
Capital requirements
Purchase of plant and equipment	$ 827
Issuance of notes receivable	~~131,852~~9,412
Long term investment	1,522
Repayments of short-term bank loans	47,595
~~Repayments of notes payable~~ Internal cash used in operations	~~15,398~~6,372
Increase in restricted cash	4,006
~~Internal cash used~~Increase in ~~operations~~short term investment	~~3,131~~1,679
Total capital Requirements	$ ~~204,331~~71,413

45

Capital provided
Repayments of notes receivable	~~127,226~~6,410
Disposal of land use rights	1,589
Disposal of construction in progress	1,128
Proceeds from short-term bank loan	50,640
~~Proceeds from notes payable~~	~~13,782~~
Decrease in cash	~~9,641~~11,646
Total capital provided	$ ~~204,006~~71,413

~~The difference between capital provided and capital required is mainly caused by the exchange rate changes over the past twelve months.~~

~~38~~

Contractual Obligations and Off-balance Sheet Arrangements
Contractual Obligations
The following table summarizes our contractual obligations:
Contractual obligations		Payments due by period
Less than
	Total	~~Less than~~ 1 year -3 years	~~1-3 years~~	3-5 years	More than ~~5 years~~
	1 year				5 years
Long-Term Debt Obligations	$ -	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	6,468,803	-	6,468,803	-	-
Other Long-Term Liabilities Reflected on the
Registrant's Balance Sheet under GAAP	$ -	-	-	-	-
Total	$ 6,468,803	-	6,468,803	-	-

To build Hainan facility, the Company signed a contract to purchase the production line from Nanjing Shangtong Auto Technologies Co., Ltd. (“Nanjing Shangtong”) for $60,837,556 and had paid $54,368,753 in 2014. As of December 31, 2015, we still had $6,468,803 outstanding for the rest payment as contractual obligations.

Short-term Loans:

Short-term loans are summarized as follows:

~~39~~

	December	December
	31,	31,
	2015	2014
Loans from China Ever-bright Bank
Interest rate up 18% based on the base rate (The current base rate for one-year loan is
7.08%, effective from March 1, 2015), paid off on May 11, 2015, secured by the assets of the Company, guaranteed by Mr. Hu Xiaoming, Nanlong Group Co., Ltd.
and Zhejiang Mengdeli Electric Co., Ltd.	-	12,675,713
Interest rate 4.698% per annum, due October 28, 2016, secured by the assets of the
Company, guaranteed by Mr. Hu Xiaoming and his wife.	12,013,492	-
Loans from China Ever-growing Bank
Interest rate up 20% based on the base rate (The current base rate for one-year loan is
7.20%, effective from March 1, 2015), paid off on April 22, 2015, guaranteed by Mr.
Hu Xiaoming, Ms. Ling Yueping, and Zhejiang Shuguang industrial Co., Ltd.	-	3,250,183
Loans from Hangzhou Bank
Interest rate 6.00% per annum, paid off on October 13, 2015, secured by the assets of
the Company. Also see Note 14 and Note 15.	-	7,930,446
Interest rate 4.60% per annum, due October 13, 2016, secured by the assets of the
Company. Also see Note 14 and Note 15.	7,516,134	-
Interest rate 6.00% per annum, paid off on July 9, 2015, secured by the assets of the
Company. Also see Note 14 and Note 15.	-	11,733,160
Interest rate 4.82% per annum, due July 2, 2016, secured by the assets of the
Company. Also see Note 14 and Note 15.	7,700,956	-
Interest rate 4.85% per annum, due July 12, 2016, secured by the assets of the
Company. Also see Note 14 and Note 15.	3,419,225	-
Interest rate at 5.35% per annum, due March 23, 2016, secured by the assets of the
Company. Also see Note 14 and Note 15.	6,006,746	-
	$36,656,553	$ 35,589,502

Guarantees and pledged collateral for third party bank loans

As of December 31, 2015 and 2014, we provided guarantees for the following third parties: (1) Guarantees for bank loans ~~40~~

	December 31,	December 31,
Guarantee provided to	2015	2014
Zhejiang Kangli Metal Manufacturing Company.	$ 0	$ 4,875,274
Zhejiang Shuguang industrial Co., Ltd.	4,466,555	4,875,274
Nanlong Group Co., Ltd.	3,080,383	9,750,548
Kandi Electric Vehicles Group Co., Ltd.	50,056,216	0
Total	$ 57,603,154	$ 19,501,096

On March 15, 2013, the Company entered into a guarantee contract to serve as the guarantor of NGCL from March 15, 2016 to March 15, 2018 for NGCL's loan amount of $3,080,383 from Shanghai Pudong Development Bank Jinhua Branch with related loan period from March 15, 2013 to March 15, 2016. NGCL is not related to the Company. Under this guarantee contract, the Company agreed to perform all obligations of NGCL under the loan contract if NGCL fails to perform its obligations as set forth therein.

On July 20,2015,the Company entered into a guarantee contract to serve as the guarantor for the JV Company from July 20, 2016 to July 19,2018 for the bank loans of $11,551,434 from Bank of China with related loan period from July 20,2015 to July 19, 2016. Under this guarantee contract, the Company agreed to perform all obligations of the JV Company under the loan contract if the JV Company fails to perform its obligations as set forth therein.

On September 29, 2015, the Company entered into a guarantee contract to serve as the guarantor of Zhejiang Shuguang Industrial Co., Ltd. (“ZSICL”) from September 29, 2015 to September 28, 2018 for the bank loan amount of $4,466,555 from Ping An Bank with related loan period from September 29, 2015 to September 28, 2016. ZSICL is not related to the Company. Under these guarantee contracts, the Company agreed to perform all obligations of ZSICL under the loan contracts if ZSICL fails to perform its obligations as set forth therein.

On December 14,2015,the Company entered into a guarantee contract to serve as the guarantor for the JV Company from December 14,2016 to December 13,2018 for the bank loans of $38,504,782 from B China Import & Export Bank with related loan period from December 14,2015 to December 13,2016. Under this guarantee contract, the Company agreed to perform all obligations of the JV Company under the loan contract if the JV Company fails to perform its obligations as set forth therein.

(2) Pledged collateral for a third party bank loans

As of December 31, 2015 and 2014, none of our land use rights or plant and equipment were pledged as collateral securing bank loans to third parties.

Critical Accounting Policies and Related Estimates That Could Have a Material Effect on Our Consolidated Financial Statements

This section should be read together with the Summary of Significant Accounting Policies in the attached consolidated financial statements included in this Annual Report.

~~41~~

Estimates affecting accounts receivable and inventories

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect our reporting of assets and liabilities (and contingent assets and liabilities). These estimates are particularly significant where they affect the reported net realizable value of our accounts receivable and inventories.

Accounts receivable are recognized and carried at net realizable value. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific factors, such as troubled collection, historical experience, accounts aging, ongoing business relations and other factors. Accounts are written off after exhaustive efforts at collection. If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expenses. We had an allowance for doubtful accounts of $0 for the years ended December 31, 2015 and 2014, in accordance with our management's judgment based on their best knowledge.

Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances. When inventories are sold, their carrying amount is charged to expense in the year in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the year the impairment or loss occurs. There was a $485,901 and $315,584 of decline in net realizable value of inventory for the year ended of December 31, 2015 and 2014 due to our provision for slow moving inventory.

Although we believe that there is little likelihood that the actual results will differ materially from our current estimates, if customer demand for our products decreases significantly in the near future, or if the financial condition of our customers deteriorates in the near future, we could realize significant write downs for slow-moving inventories or uncollectible accounts receivable.

Policy affecting recognition of revenue

Our revenue recognition policy plays a key role in our consolidated financial statements. Revenues represent the invoiced value of goods sold, recognized upon the shipment of goods to customers, and revenues are recognized when all of the following criteria are met:

1.	Persuasive evidence of an arrangement exists;

2.	Delivery has occurred or services have been rendered;

3.	The seller's price to the buyer is fixed or determinable; and

4.	Collectability is reasonably assured.

The revenue recognition policies for our EV products, EV parts and legacy products including ATVs, go-karts and other products are the same: When the products are delivered, the associated risk of loss is deemed transferred, and at that time we recognize revenue.

Policy affecting options, warrants and convertible notes

Our stock option cost is recorded in accordance with ASC 718 and ASC 505. The fair value of stock options is estimated using the Black-Scholes-Merton model. Our expected volatility assumption is based on the historical volatility of our stock. The expected life assumption is primarily based on the expiration date of the option. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Stock option expense recognition is based on awards expected to vest. There were no estimated forfeitures. ASC standards require forfeitures to be estimated at the time of grant and revised in subsequent periods, if necessary, if actual forfeitures differ from those estimates.

~~42~~

Our warrant costs are recorded in liabilities and equities, respectively, in accordance with ASC 480, ASC 505 and ASC 815. The fair value of a warrant, which is classified as a liability, is estimated using the Black-Scholes-Merton model and the lattice valuation model. Our expected volatility assumption is based on the historical volatility of our common stock. The expected life assumption is primarily based on the expiration date of the warrant. The risk-free interest rate for the expected term of the warrant is based on the U.S. Treasury yield curve in effect at the time of measurement. The warrants, which are freestanding derivatives classified as liabilities on the balance sheet, are measured at fair value on each reporting date, with decreases in fair value recognized in earnings and increases in fair values recognized in expenses.

The fair value of equity-based warrants, which are not considered derivatives under ASC 815, is estimated using the Black-Scholes-Merton model. Our expected volatility assumption is based on the historical volatility of our common stock. The expected life assumption is primarily based on the expiration date of the warrant. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

In accordance with ASC 815, the conversion feature of the convertible notes is separated from the debt instrument and accounted for separately as a derivative instrument. On the date the convertible notes are issued, the conversion feature is recorded as a liability at its fair value, and future decreases in fair value are recognized in earnings while increases in fair values are recognized in expenses. We used the Black-Scholes-Merton option-pricing model to obtain the fair value of the conversion feature. We expected volatility assumption is based on the historical volatility of our common stock. The expected life assumption is primarily based on the expiration date of the conversion features. The risk-free interest rate for the expected term of the conversion features is based on the U.S. Treasury yield curve in effect at the time of measurement.

Warranty Liability

Most of our non-EV products (the “Legacy Products”) are exported out of China to foreign countries that have legal and regulatory requirements with which we are not familiar. Development of warranty policies for our Legacy Products in each of these countries would be virtually impossible and prohibitively expensive. Therefore, we provide price incentives and free parts to our customers and in exchange, our customers establish appropriate warranty policies and assume warranty responsibilities.

Consequently, warranty issues are taken into consideration during the price negotiation for our products. The free parts are delivered along with the products, and when products are sold, the related parts are recorded as cost of goods sold. Due to the reliable quality of our products, we have been able to maintain this warranty policy and we have not had any product liability attributed to the quality of our products.

For the EV products that we sell in China, there is a three year or 50,000 kilometer manufacturer warranty. This warranty affects the Company through our participation and investment in the JV Company, which manufactures the EV products.

~~43~~

Item 7A.Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Rate Risk

While our reporting currency is the U.S. dollar, to date the majority of our revenues and costs are denominated in RMB and a significant portion of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues and assets as expressed in our U.S. dollar financial statements will decline. Since 2005, China reformed its exchange rate regime and the RMB is no longer pegged to the U.S. dollar. In 2010, the People’s Bank of China decided to move further to reform the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate. At the end of 2014, the RMB has already appreciated more than 10% since 2010. The RMB kept stable during the first half year of 2015.Starting from August 11, 2015, the RMB changed its trend of appreciation and started the depreciation compared to USD. As of December 31, 2015, the RMB exchange rate vs. USD was 6.49270, representing about 5.51% depreciated comparison to the exchange rate 6.15350 vs. USD as of December 31,2014. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure. Accordingly, we may incur economic losses in the future due to foreign exchange rate fluctuations, which could have a negative impact on our financial condition and results of operations.

Interest Rate Risk

We had cash and cash equivalents and restricted cash totaling $32.9 million and notes receivable of $13.0 million as of December 31, 2015. Cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. As of December 31, 2015, we had $36.7 million of short-term bank loans outstanding, which are fixed rate instruments. Our exposure to interest rate risk primarily relates to the interest income generated from cash held in bank deposits and notes receivable, and interest expense generated from short-term bank loans. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates due to the short term nature of our cash equivalents. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

Inflation Rate Risk

According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.4%, 2.0% and 2.6% in 2015, 2014, and 2013, respectively. China's inflation rate in 2015 was near a six-year low and was well below the government's target of 3%. China's National Statistics Bureau said the fall was largely due to falling oil prices. While this rate declined in 2015 compared to the past two years, there may be further increased inflation in the future, which could have an adverse effect on our business.

~~44~~

Item 8. Financial Statements and Supplementary Data~~.~~.(As Restated)

Balance sheets, as of December 31, 2015 and 2014, and statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2015, 2014 and 2013 of each of the Company and the JV Company, and their respective consolidated subsidiaries, together with the related notes and the reports of independent registered public accounting firm, are set forth on the “F” pages of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.(As Restated)

(a) Background

As previously reported in the Company’s Current Report on Form 8-K filed on March
______
, 2017, on March
_____
, 2017, the board of directors of the Company, based on the recommendation of the audit committee and in consultation with management, concluded that the Company’s previously issued financial statements for the year ended December 31, 2015 and the first three quarters of 2016 should be restated in order to correct certain identified errors (the “Restatements”). Accordingly, the Company has restated its previously issued financial statements for those periods.

(b) Evaluation of Disclosure Controls and Procedures

Under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2015. The original evaluation concluded the disclosure controls and procedures were effective as of December 31, 2015. However, in connection with the management’s preparation of the annual report and the financial results for the year ended December 31, 2016 and during the course of the preparation of the responses to the comments from the staff of the SEC Division of Corporate Finance, the management has identified certain control deficiencies in its internal control over financial reporting as noted below in Management’s Report on Internal Control over Financial Reporting. Based on the evaluation of these control deficiencies, the Chief Executive Officer and Chief Financial Officer had concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2015. Based on a number of factors, including our internal review that identified revisions to our previously issued financial statements, and efforts to remediate the control deficiencies in internal control over financial reporting described below we believe the consolidated financial statements in this 10-K/A fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods, presented, in conformity with GAAP.

(c) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 (f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations, so that no evaluation of controls can provide absolute assurance that all control issues are detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, any current evaluation of controls cannot and should not be projected to future periods.

Management conducted an assessment of the effectiveness of our system of internal control over financial reporting as of December 31, 2015, the last day of our fiscal year and reassessed such effectiveness upon its audited committee determined that the Restatement is necessary. This assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and included an evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

According to Auditing Standard No. 5 issued by PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement to the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on management's evaluation under the 2013 COSO framework, management identified the following control deficiencies as of December 31, 2015 in the Company’s internal control over financial reporting, principally related to the Company’s period-end financial reporting.

1. Disclosure requirements for equity investments. The Company did not have effective controls to ensure the completeness of the disclosure of financial statements for equity investments. The method used to identify the requirements to file separate audited financial statements for equity investments was not adequately performed during each reporting period.

2. Presentation of the statement of cash flows. The Company did not have effective controls to ensure the proper classification and reporting of certain cash and non-cash activities related to notes receivable and notes payable on the statement of cash flows. The procedures used to prepare the statement of cash flows were not adequately performed during each reporting period.

3. Disclosure of related party transactions. The Company did not have effective controls to ensure the proper disclosure of related party transactions on the face of financial statements. The procedures used to prepare the financial statements were not adequately performed during each reporting period.

4. Accounting for income taxes. The Company did not have effective controls to ensure the accuracy of the accounting and reporting of income taxes and related disclosures. The method used to identify tax rates and calculate income taxes was not adequately performed during each reporting period.

These control deficiencies resulted in the addition of separate audited financial statements of the JV Company to this Form 10K/A, the correction in accounting for income taxes and the reclassification of financial statement line items and related financial disclosures, as disclosed in Note 28, Restatements of Previously Issued Financial Statements, to our consolidated financial statements.

Based on the combination of the control deficiencies as laid out above, management concluded that material weaknesses exist in internal control over financial reporting and the Company’s internal control over financial reporting was not effective as of December 31, 2015 based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, BDO China Shu Lun Pan Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015 as stated in their report which is attached to the auditors’ report included in the front of the financial statements starting from page F-1 at the end of this report.

(d) Plan for Remediation of the Material Weakness in Internal Control Over Financial Reporting

Management has been actively engaged in the planning for, and implementation of, remediation efforts to address the material weaknesses, as well as other identified areas of risks. These remediation efforts, outlined below, are intended both to address the identified material weaknesses and to enhance the Company’s overall financial control environment. Management believes that the material weaknesses arose due to the Company’s rapid growth outpacing the development of the Company’s accounting infrastructure.

Management’s planned actions to further address these issues including:

• the addition of more experienced accounting and finance personnel to manage the Company’s U.S. GAAP practice and SEC reporting compliance;

• necessary training for related accounting and finance personnel, so that they are well versed in the rules in the Company’s accounting manual such as the selection of accounting principles, the application of accounting policies and the procedures of accounting treatment; and remain current with accounting rules, regulations and trends;

• a thorough review of the finance and accounting departments to ensure that the areas of responsibilities are properly matched to the staff competencies and the planning is properly matched to the procedures; and that the lines of communication and processes are as effective as possible;

• a thorough review of the processes and procedures used in the Company’s period closing and financial reporting, including but not limited to presentation of the statement of cash flows, disclosure of related party transactions, disclosure requirements for equity investment and accounting for income taxes, to ensure the related processes and procedures in our current accounting manual is complete and updated.

The audit committee has directed management to develop a detailed plan and timetable for the implementation of the foregoing remedial measures (to the extent not already completed) and will monitor their implementation. In addition, under the direction of the audit committee, management will continue to review and make necessary changes to the overall design of the Company’s internal control environment, as well as policies and procedures to improve the overall effectiveness of internal control over financial reporting.

Management believes the measures described above and others that will be implemented will remediate the material weaknesses the Company has identified and strengthen its internal control over financial reporting.

Management is committed to continuous improvement of the Company’s internal control processes and will continue to diligently review the Company’s financial reporting controls and procedures. As management continues to evaluate and work to improve internal control over financial reporting, the Company may determine to take additional measures to address material weaknesses or determine to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

(e) Changes in Internal Control Over Financial Reporting

There had been no changes in the Company's internal control over financial reporting identified in connection with the original evaluation that occurred during the year end ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The following table sets forth certain information regarding our executive officers and members of the Company's board of directors (the “Board of Directors”) as of December 31, 2015:

Name	Age	Position	Served From
Hu Xiaoming	59	Chairman of the Board, President and Chief Executive	June 2007
		Officer
Wang Cheng (Henry)	43	Chief Financial Officer, Director	May 2015
Chen Liming (1), (2), (3)	79	Director (Independent)	May 2012
Qian Jingsong	55	Director	January 2011
Ni Guangzheng (2), (3)	77	Director (Independent)	November 2010
Jerry Lewin (1)	61	Director (Independent)	November 2010
Henry Yu (1),(2),(3)	62	Director (Independent)	July 2011

(1)	Member of Audit Committee

(2)	Member of Compensation Committee

(3)	Member of Nominating and Corporate Governance Committee

Business Experience of Directors and Executive Officers

Biographical Information

Hu Xiaoming was appointed as our Chief Executive Officer, President and Chairman of the Board in June 2007. Prior to joining the Company, from October 2003 to April 2005, Mr. Hu served as the Project Manager (Chief Scientist) in the WX Pure Electric Vehicle Development Important Project of Electro-vehicle in the State 863 Plan. From October 1984 to March 2003, Mr. Hu served as: (i) Factory Director of the Yongkang Instrument Factory, (ii) Factory Director of the Yongkang Mini Car Factory, (iii) Chairman and General Manager of the Yongkang Vehicle Company, (iv) General Manager of the Wan Xiang Electric Vehicle Developing Center and (v) the General Manager of the Wan Xiang Battery Company. Mr. Hu personally owned 4 invention patents and 7 utility model patents, which he transferred to the Company in fiscal year 2012.

Wang Cheng (Henry) was appointed as Chief Financial Officer, effective May 1, 2015, and was elected as a director of the Company on May 20, 2015. Mr. Wang has over 20 years of international financial management experience. Before joining the Company, Mr. Wang served as the CFO for Shanghai Always Marketing Service Co., LTD., one of the largest field marketing service agencies in China, leading its procurement and finance departments since May 2014. Prior to that, Mr. Wang worked for Renesola Ltd. (NYSE: SOL), an international leading brand and technology provider of green energy products, initially as Vice President of Finance since January 2010, ascending to the CFO in July 2011. Mr. Wang holds both certifications as Certified Public Accountants ("CPA") in China and Certified Internal Auditor ("CIA"). He earned a master's degree in Law from Renmin University of China and Master of Business Administration from the Open University of Hong Kong.

Qian Jingsong was appointed as a director of the Company on January 31, 2011. In addition, since October 2009, Mr. Qian has served as Deputy General Manager of Zhejiang Kandi Vehicles Co. Ltd., our wholly-owned operating subsidiary. Prior to joining the Company, from October 2006 to October 2009, Mr. Qian served in multiple capacities for Chery Karry Automobile, including Head of the Engineering Construction Group (2006-2007), Vice Manager of the Q21 Project (2007), Assistant General Manager of the Production Management and Integrated Management Departments (2007-2009). During his tenure at Chery Karry Automobile, Mr. Qian was in charge of quality assurance and participated in strategy, planning and product development work for Chery mini-cars. From August 1999 to September 2006, Mr. Qian served as Deputy General Manager and Executive General Manager of Anhui Huayang Auto Manufacturing Co., LTD, where he oversaw technical improvement, product development, administrative personnel, and external affairs. Mr. Qian received a degree in Automation from the Aerospace Staff University in Nanjing, China in 1983.

Ni Guangzheng was appointed as a director of the Company in November 2010. Mr. Ni is a permanent member of the Chinese Society of Electrical Engineering, and, since 1998, has served as the Deputy Director of Technical Committee & Director of EV Research Institute of National ERC of Power Electronic Technology. Mr. Ni has extensive experience in the electro-technical and electrical engineering area. Mr. Ni has served as: Head of Department of Electrical Engineering at Zhejiang University (1994 to 1998), Deputy Director of Electro-technical Theory Committee of China Electro-Technical Society (1989 to 1993), Director of the National ERC of Power Electronic Technology (1996 to 1998) and Deputy Director of the Large Electrical Machine Committee of Chinese Society of Electrical Engineering (1997 to 1999). Mr. Ni received his bachelor degree in electrical machine and a master’s degree in Electro-technology theory from Xian Jiaotong University.

Jerry Lewin was appointed as a director of the Company in November 2010. Jerry Lewin became Senior Vice President of Field Profitability Globally in January of 2015. In his new responsibilities he and his team are to move the company forward with new initiatives to be the best operator in the Hospitality Industry. During the past year we have seen exciting growth in the projects which will be scaled throughout the company. Prior to this promotion, he served as Senior Vice President of Field Operations for Hyatt Hotels Corporation and is responsible for managing the hotels in North American continent. Mr. Lewin has been with Hyatt since 1987. In his past capacity as Senior Vice President of Operation Lewin supervised a number of areas, including finance, sales and marketing, public relations, customer service, engineering, and human resources. Lewin serves as a member of the Hyatt Hotels Corporation’s Managing Committee and sits on the board of directors of the New York City Hotel Association. Since July 2009, Mr. Lewin has served as a director of several companies in the past. Lewin currently serves as the President of the New York Law Enforcement Foundation and as the President of the NY State Troopers PBA Signal 30 Fund. Mr. Lewin has served in various management capacities for several hotel companies in San Francisco, Oakland, Los Angeles, San Diego and Las Vegas. Mr. Lewin received his Bachelor of Science degree from Cornell University and completed the Executive Development Program at J.L. Kellogg Graduate School of Management at Northwestern University.

Henry Yu was appointed as a director of the Company on July 1, 2011. In October of 2015, Henry joined Asian Investors Consortium as an Executive Director. Asian Investors Consortium of Asia invests in projects in Greater China and in Asia Pacific. Henry is also a Senior Advisor to ChinaPlus Capital Ltd of Shanghai, a company that focuses on bridging US/China business. Yu, a seasoned banker of about 34 years, has had an excellent banking career covering domestic banking and global business. He was Managing Director of the Global Financial Institutions of Fifth Third Bank from 2012-September of 2015. Previous affiliation included Bank of America in HK, Comerica Bank, National City Bank, SunTrust Bank, Standard Chartered Bank China, and East West Bank. Henry is a well-rounded banker having been involved in Investment Banking, Commercial and International Multinational Lending, Treasury Management, Credit Administration, Compliance, Foreign bank relationship management, Trade Finance, and Global Supply Chain. From 2003 through 2007, Yu held Series 7 and 62 Certification from the Financial Industry Regulatory Authority. Henry Yu is also an avid volunteer promoting U.S./China and U.S./Emerging Markets business relationships and transactions. Through Henry’s 25 plus years of coverage on Emerging Markets, Asia, and in particular Greater China, he is a frequent speaker and lecturer on Asian/U.S./China business to universities in Georgia (Emory University, Georgia Tech, Georgia State University, Kennesaw State University, Georgia Perimeter College), and universities in China, namely Sichuan University, Suzhou Institute, Jiliang University, and Jinan University. Henry chairs the Advisory Board of the National Association of Chinese-Americans, and is a member of the Global Commerce Council of the Metro Atlanta Chamber. A believer in education and mentorship, Henry sits on the Asian Studies Board of Kennesaw State University, a member of Georgia State University’s China Task Force, and Trustee of Georgia Perimeter College’s Foundation Board. Henry is also President of the Hong Kong Association of Atlanta, and works closely with the NYC Office of the HK Economic & Trade Office in NYC. Henry received his BA degree in Economics in 1978 from the University of Michigan and MBA in Finance from the University of Detroit in 1980. Married to wife Elaine, the Yu’s have daughters Amanda and Vivian.

Chen Liming was appointed as a director of the Company on May 1, 2012. Mr. Chen serves as an advisor to AA Wind & Solar Energy Development Group, LLC. Prior to his current position, from February 2009 to October 2010, Mr. Chen participated in a joint venture with Mr. Qiu Youmin, the former designer of Geely Automobile Co., Ltd., and assisted in the development of super mini three seat pure electric vehicles. From June 2008 to July 2009, he participated in the development of Lithium Iron Phosphate Battery with Shanghai Yuankai Group. Mr. Chen served as a Professor of Electrical Engineering at Zhejiang University from 1983 to 1997. In addition, Mr. Chen served as a visiting scholar in the Electrical Engineering Department at Columbia University in New York City from 1981 to 1983 and as a professor in Electrical Engineering at Zhejiang University from 1960 to 1981. Mr. Chen received his bachelor degree from Southeast University in Jiangsu, China in 1960.

Family Relationships

No family relationships existed among any of our directors or executive officers.

Audit Committee Financial Expert

Our Audit Committee currently consists of Henry Yu (Chairman), Jerry Lewin and Chen Liming, each of whom is independent under NASDAQ listing standards. Our Board of Directors determined that each of Mr. Yu and Mr. Lewin qualifies as an “audit committee financial expert,” as defined by Item 407 of Regulation S-K and NASDAQ Rule 5605(a)(2). In reaching this determination, the Board of Directors made a qualitative assessment of Mr. Yu's and Mr. Lewin's level of knowledge and experience based on a number of factors, including formal education and business experience.

Code of Ethics

We have adopted a “Code of Ethics” as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act that applies to all of our directors and employees worldwide, including our principal executive officer, principal financial officer and principal accounting officer. A current copy of our “Code of Business Conduct and Ethics” is included as exhibit 14.1 to our annual report on Form 10-K filed on March 16, 2015. A copy of our “Code of Business Conduct and Ethics” will be provided to you without charge upon written request to Hu Xiaoming, Chief Executive Officer, Kandi Technologies Group, Inc., Jinhua City Industrial Zone, Jinhua, Zhejiang Province, People's Republic of China, 321016. You may also access these filings at our web site under the investor relations link at http://www.kandivehicle.com/default.aspx

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities. Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, the Company believes that, during fiscal year 2015, all filing requirements applicable to its executive officers, directors, and greater than ten percent (10%) beneficial owners were met, except for the following:(i) Hu Xiaoming did not file on time the Form 4 after being issued 100,000 shares on June 7, 2015; (ii) Zhu Xiaoying did not file on time the Form 4 after being issued a total of 60,000 shares on April 23 and July 6, 2015, and 400,000 stock options on May 27, 2015; (iii) Henry Yu did not file on time the Form 4 after being issued a total of 15,000 shares on February 2, 2015, August 17, 2015 and February 1, 2016; (iv) Jerry Lewin did not file on time the Form 4 after being issued a total of 15,000 shares on February 2, 2015, August 17, 2015 and February 1, 2016; and (v) Qian Jinsong did not file on time the Form 4 after being issued 500,000 stock options on May 27, 2015 and being issued 40,000 shares on April 23, 2015, and the sold of 31,000 shares on June 18, 2015. As of the date of this report, all of the filings mentioned above have been made.

Item 11. Executive Compensation
Summary Compensation Table

The following table summarizes the compensation earned during the years ended December 31, 2015, 2014 and 2013, by those individuals who served as our Chief Executive Officer or Chief Financial Officer during any part of fiscal year 2015 or any other executive officer with total compensation in excess of $100,000 during fiscal year 2015. The individuals listed in the table below are referred to as the “named executive officers.”

		Salary		Stock	Option	Non-Equity	Nonqualified	All	Total
		Bonus		Awards	Awards	Incentive	Deferred	Other
						Plan	Compensation	Compensation
						Compensation	Earnings

Name	Year	($) ($)		($)(4)	($)(5)	($)	($)	($)	($)
and
Principal
Position

Hu Xiaoming (1)	2015	$ 29,076	- $	1,195,000	2,618,428	-	-	-	$ 3,842,504

CEO, President
and	2014	$ 29,277	- $	1,195,000	-	-	-	-	$ 1,224,277

Chairman of the
Board	2013	$ 32,268	- $	1,428,945	-	-	-	-	$ 1,461,213

Wang Cheng (2)	2015	$ 80,717		$77,675	1,454,682	-	-	-
			-					-	$ 1,613,074
CFO, Director	2014	$-	- $	-	-	-	-		$ -

	2013	$-	- $	-	-	-	-	-	$ -

Zhu Xiaoying (3)	2015	$ 26,844	- $	119,500	1,163,746	-	-	-	$ 1,310,090

CFO, Director	2014	$ 19,518	- $	717,000	-	-	-	-	$ 736,518

	2013	$ 24,201	- $	857,365	-	-	-	-	$ 881,566

(1)	Mr. Hu was appointed as CEO and President of the Company on June 29, 2007.

(2)	Mr. Wang was appointed as CFO of the Company on May 1, 2015.

(3)	Ms.Zhu was appointed as CFO of the Company on June 29, 2007 and has resigned from her position on April 30, 2015.

(4)	The amounts in this column reflect the aggregate grant date fair value under FASB ASC Topic 718 of awards made during the respective year.

(5)	The amounts in this column reflect the aggregate grant date fair value under FASB ASC Topic 718 of awards made during the respective year

Salary and Incentive Compensation

In fiscal 2015, the primary components of our executive compensation programs were base salary and equity compensation.

Salary

We use base salary to fairly and competitively compensate our executives, including the named executive officers, for the jobs we ask them to perform. We view base salary as the most stable component of our executive compensation program, as this amount is not at risk. We believe that the base salaries of our executives should be targeted at or above the median of base salaries for executives in similar positions with similar responsibilities at comparable companies, consistent with our compensation philosophy. At the end of the year, each executive's performance is evaluated by our Compensation Committee, which takes into account the individual's performance, responsibilities of the position, adherence to our core values, experience, and external market conditions and practices.

Incentive Compensation

We believe it is a customary and competitive practice to include an equity-based element of compensation to the overall compensation package for our named executive officers. We believe that a significant portion of the compensation paid to our named executive officers should be performance-based and therefore at risk. Awards made are granted under the Kandi Technologies Group, Inc. Omnibus Long-Term Incentive Plan (the “Plan”).

At our 2008 annual meeting of shareholders, our stockholders approved the adoption of the Plan. As of December 31, 2014, 2,600,000 options have been granted under the Plan to the Company's employees and directors, of which 2,593,332 have been exercised, and 6,668 have been forfeited.

On December 30, 2013, the Board of Directors approved a proposal (as submitted by the Compensation Committee) of an award for selected executives and other key employees comprising a total of 335,000 for each fiscal year beginning with the 2013 fiscal year under the Plan to be delivered upon the Company's determination that the Company's “Non-GAAP Net Income” for the fiscal year increased by 10%. “Non-GAAP Net Income” means the Company's net income for a particular year calculated in accordance with GAAP, excluding option-related expenses, stock award expenses, and the effects caused by the change of fair value of financial derivatives. For example, if Non-GAAP Net Income for the 2013 fiscal year increases by 10% compared to the Non-GAAP Net Income for the 2012 fiscal year, the selected executives and other key employees will each be granted his or her target amount of common stock of the Company at the end of March 2014. If Non-GAAP Net Income in 2013 is less than Non-GAAP Net Income in 2012, then no common stock will be granted. If Non-GAAP Net Income in 2013 increases compared to Non-GAAP Net Income in 2012 but the increase is less than 10%, then the target amount of the common stock grant will be proportionately decreased. If Non-GAAP Net Income in 2013 increases compared to Non- GAAP Net Income in 2012 but the increase is more than 10%, then the target amount of the common stock grant will be proportionately increased.

On July 25, 2014, the Board of Directors approved a proposal submitted by the Compensation Committee to modify the languages of stock awards in the Board Resolution of December 30, 2013. The modification was to replace the languages of “in the future years the stock grant amount will be adjusted accordingly based on the Non-GAAP net income in 2013 and the Exhibit A attached hereto; if the Non-GAAP net income in one year is less than the Non-GAAP net income in the previous year, then no stock will be granted in that year; if the Non-GAAP net income continues increasing, the stock grant amount will increase according to the Non-GAAP net income increase percentage” with the languages of “in the future years if the Non-GAAP net income in one year increases 10% compared with the previous year, the total amount of stock listed in the Exhibit A attached to the original Resolutions will be granted to certain employees (management of the Company is authorized to determine list of employees and stock amount rewarded based on position adjustment of employees, performance and tenure of each employee in that year); if the Non-GAAP net income in one year is less than the Non-GAAP net income in the previous year, then no stock will be granted in that year; if the Non-GAAP net income in one year is 10% less than or 10% more than the Non-GAAP net income in the previous year, then the stock grant amount will decrease or increase according to the Non-GAAP net income decrease or increase percentage, but the total amount rewarded may not be over 200%.”

On May 20, 2015, the shareholders of the Company approved an increase of 9,000,000 shares under the Plan at its annual meeting. The fair value of each award granted under the Plan is determined based on the closing price of the Company’s stock on the date of grant of the award. To the extent that the performance goal is not met and so no shares become due, no compensation cost is recognized and any recognized compensation cost during the applicable year is reversed. The number of shares of common stock granted under the Plan with respect to fiscal 2014 was 670,000 shares based on the Non-GAAP Net Income of the year of 2014. The compensation expense is recognized in General and Administrative Expenses. On April 23, 2015 and June 7, 2015, the Company granted 550,000 shares and 120,000 shares, respectively, to the senior management and key employee as year 2014 performance awards. The number of shares of common stock granted under the Plan with respect to fiscal 2015 was 670,000 shares based on the Non-GAAP Net Income of the year of 2015.

On May 29, 2015, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 4,900,000 shares of common stock at an exercise price of $9.72 per share to the Company’s senior staff. The stock options will vest ratably over three years and expire on the tenth anniversary of the grant date. As of December 31, 2015, no option shares are exercised. The granted stock option to the directors and officers are as below:

Name	stock options
Hu Xiaoming	900,000
Wang Cheng(Henry)	500,000
Qian Jingsong	500,000
Outstanding Equity Awards at 2015 Fiscal Year-End

The following table sets forth information regarding all unexercised, outstanding equity awards held, as of December 31, 2015, by those individuals who served as our named executive officers during any part of fiscal year 2015.

Name	Number of	Number of	Equity	Option	Option	Number	Market	Awards:	Market
	Securities	Securities	Incentive Plan	Exercise Price	Expiration Date	of Shares or	Value of Shares	Number of	or
	underlying	underlying	Awards:	($)		Units	or	Unearned	Payout
	Unexercised	Unexercised	Number of			of Stock	Units of Stock Shares, Units		Value
	Options(#)	Options(#)	Securities			That Have Not	That Have Not	or Other Rights	That of
	Exercisable	Unexercisable	Underlying			Vested (#)	Vested	Have Not	Unearned
			Unexercised				($)	Vested (#)	Shares,
			Unearned						Units
			Options (#)						or
Other
Rights
That
Have
Not Vested
($)

Hu Xiaoming (1)	-	-	900,000	$9.72	5/28/2025	-	-	-	-
(4)

Wang Cheng (2)	-	-	500,000	$9.72	5/28/2025	-	-	-	-
(4)

Zhu xiaoying (3)	-	-	400,000	$9.72	5/28/2025	-	-	-	-

(1)	Mr. Hu was appointed as CEO and President of the Company on June 29, 2007.

(2)	Mr. Henry Wang was appointed as CFO of the Company on May 1, 2015.

(3)	Ms.Zhu was appointed as CFO of the Company on June 29, 2007 and has resigned from her position on April 30, 2015.

(4)	The grant date fair value of each share of common stock option is $9.72, calculated in accordance with FASB Topic 718.

Employment Agreements

We have employment agreements with our named executive officers. The agreements provide an annual salary for Mr. Hu and Mr. Wang Cheng (Henry), with bonus to be decided at the discretion of our Board at the year-end. The employment agreements for Mr. Hu has a three (3) year term, ending on June 9, 2017, and the employment agreements for Mr. Wang Cheng (Henry) has a three (3) year term, ending on April 30, 2018.

Potential Payments Upon Termination or Change of Control

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, as defined in the agreement, then we are obligated to pay the employee one month's salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty pursuant to the employment agreement. If the named executive officer is not terminated for cause, the Company will pay the remaining portion of the executive officer's salary.

Director Compensation (excluding Named Executive Officers)

The following table sets forth certain information regarding the compensation earned by or awarded during the 2015 fiscal year to each of our non-executive directors:

Name	Fees	Stock	Option	Non-Equity	Nonqualified	All Other	Total ($)
	Earned	Awards	Awards	Incentive Plan	Deferred	Compensation
	or Paid	($)	($)	Compensation	Compensation	($)
	in	(1)(2)		($)	Earnings
	Cash
	($)(2)
Ni Guangzheng	$ 9,615	-	-	-	-	-	$ 9,615

Qian Jingsong	$ -	478,000	1,454,682	-	-	-	$ 1,932,682

Henry Yu	$ 24,000	18,100	-	-	-	-	$ 42,100

Jerry Lewin	$ 24,000	26,500	-	-	-	-	$ 50,500

Chen Liming	$ 9,615	-	-	-	-	-	$ 9,615

(1)

The amounts in these columns represent the aggregate grant date fair value of stock awards granted to our non-named executive officer directors during fiscal year ended December 31, 2015, in accordance with ASC Topic 718. On December 30, 2013, the Compensation Committee and the Board of Directors approved the grant of common stock to certain executive officers and directors of the Company. The grant date fair value of each share of common stock awarded was $11.95.

(2)

In setting director compensation, we consider the significant amount of time that directors spend fulfilling their duties to the Company, as well as the skill level required to serve as a director and manage the affairs of the Company. Certain directors receive a monthly fee as follows: (i) Ni Guangzheng receives a monthly fee of RMB 5,000 (approximately $801) starting 2014.; (ii) Jerry Lewin receives a monthly fee of $2,000; (iii) Henry Yu receives a monthly fee of $2,000; and (iv) Chen Liming receives a monthly fee of RMB 5,000 (approximately $801) starting 2014.

In connection with his appointment to the Board of Directors in July 2011, the Board of Directors authorized the Company to issue to Mr. Yu with 5,000 shares of Company's restricted common stock every six months, par value $0.001. Similarly, in August 2011, the Board of Directors authorized the Company to issue to Mr. Lewin with 5,000 shares of Company's restricted common stock every six months, par value $0.001. As of December 31, 2015, 40,000 shares of restricted common stock had been issued to Mr. Lewin and Mr. Yu, respectively.

The aggregate number of stock options and restricted outstanding, as of December 31, 2015, for each of the non-named executive officer directors were as follows:

Name	Options	Restricted
		stock
Qian Jingsong	500,000	0
Henry Yu	0	40,000
Chen Liming	0	0
Ni Guangzheng	0	0
Jerry Lewin	0	40,000

63

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information known to us, as of March 7, 2016, relating to the beneficial ownership of shares of common stock by each person who is known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of common stock; each director; each executive officer; and all executive officers and directors as a group. We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock shown as being owned by them. The applicable percentages of ownership are based on an aggregate of 47,019,638 shares of our Common Stock issued and outstanding on March 7, 2016.

		Amount and Nature
Title of Class	Name of Beneficial Owner	of Beneficial	Percent of Class
		Ownership
Common Stock	Excelvantage Group Limited(3)	12,000,000(1)	25.52%
Common Stock	Hu Xiaoming	13,038,077(2)	27.73%
Common Stock	Wang Cheng(Henry)	0	*
Common Stock	Qian Jingsong	9,000	*
Common Stock	Henry Yu	40,000	*
Common Stock	Jerry Lewin	40,000	*
Common Stock	Ni Guangzheng	-	-
Common Stock	Chen Liming	-	-
All officers and		13,127,077	27.92%
directors

* Less than 1%

(1)

On March 29, 2010, Hu Xiaoming, our Chief Executive Officer, President and Chairman of the Board of Directors, became the sole stockholder of Excelvantage Group Limited. Through his position as the sole stockholder in Excelvantage Group Limited, Mr. Hu has the power to dispose of or direct the disposition of the shares of common stock in Excelvantage Limited Group. As a result, Mr. Hu may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of common stock.

(2)

Includes (i) 1,038,077 shares owned directly by Mr. Hu, (ii) 12,000,000 shares owned by Excelvantage Group Limited. As reflected in footnote 1, Mr. Hu may be deemed to be the beneficial owner of these shares.

(3)	Principal offices located at Jinhua City Industrial Zone, Jinhua City, Zhejiang Province, China 321016.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Parties

The Board of Directors must approve all related party transactions. All material related party transactions will be made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties. During fiscal years ended December 31, 2015 and 2014, there were no transactions involving any of our current directors or executive officers.

Other than as set forth below, for the fiscal years ended December 31, 2015 and 2014, the Company was not involved in any related party transactions.

The following table lists the amount due from related parties as of December 31, 2015 and 2014.
		2015	2014
Eliteway		$ - $	620,410
Service Company		40,606,162	-
Total due from related party		$ 40,606,162 $	620,410
The following table lists the sales to related parties during the years of 2015, 2014 and 2013:
	2015	2014	2013
Eliteway	$ -	$ 2,981,944	$ 6,906,807
Service Company	42,032,060	-	-
Total	$ 42,032,060	$ 2,981,944	$ 6,906,807

Mr. Hu Wangyuan was the sole shareholder and officer of Eliteway which served as an US importer of the Company's products. Mr. Hu Wangyuan is the adult son of Mr. Hu Xiaoming, the Company's Chairman and Chief Executive Officer. For the year ended December 31, 2015, 2014 and 2013, Eliteway and Mr. Hu Wangyuan were financially independent from the Company. The transactions between the Company and Eliteway were carried at arm's-length without preferential terms comparing with other customers at the comparative order size or volume.

The Company has 9.5% ownership of Service Company and The Company Chairman and CEO Mr.Hu also has 13% ownership of Service Company. The main transactions between the Company and Service Company is that Service Company needs to buy battery for the speed upgrade and also EV parts for the repairing and maintenance for its operating electric vehicles.

Procedures For Approval of Related Party Transactions

According to the company policy of Related-Party Transaction(the “Policy”), a “Related Transaction” is “any transaction, includes, but not limited to, any financial transaction, arrangement, relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, and the amount involved exceeds $120,000, and in which any related party had or will have a direct or indirect material interest”. The Policy’s definition of a “Related Party” is in line with the definition set forth in the instructions to Item 404(a) of Regulation S-K promulgated by the SEC.

Under the Policy, The Company’s proposed material related transaction with related person shall be submitted to the Board for consideration and discussion after independent director presents his/her approval opinion beforehand. The Audit Committee shall conduct audit on the related transaction and develop a written opinion, and can engage independent finance advisor to issue a report as a basis of its judgment, then submit it to the Board. The Policy states that the Board meeting can be held as long as non-affiliated directors over half of the Board attend, and any resolution made by the Board must be approved by over half of non-affiliated directors.

Director Independence

Mr. Henry Yu, Chen Liming, Ni Guangzheng and Jerry Lewin are all non-employee directors, all of whom our Board of Directors has determined are independent pursuant to NASDAQ rules. All of the members of our Audit Committee, Nominating/Corporate Governance Committee and Compensation Committee are independent pursuant to NASDAQ rules.

Item 14. Principal Accounting Fees and Services.(As Restated)

The following table represents the aggregate fees from our former principal accountant, AWC (CPA) Limited (formerly, Albert Wong & Co.), and other accounting related service providers for the years ended December 31, 2015 and 2014 respectively.

	2015	2014
Audit Fees	$ 364,000	$ 310,000
Audit Related Fees	$ -	$ -
All Other Fees	$ 11,841	$ 13,493
TOTAL FEES	$ 375,841	$ 323,493

Fees for audit services include fees associated with the annual audit and reviews of our quarterly reports. Audit-related fees mainly include the fees associated with the financial instruments and assets evaluation, while all other fees include fees incurred for services performed in connection with filing of tax returns and overhead costs.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

Exhibit
Number	Description

2.1

Share Exchange Agreement, dated June 29, 2007, by and among Stone Mountain Resources, Inc., Continental Development Limited and Excelvantage Group Limited. [Incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed on July 6, 2007]

3.1	Certificate of Incorporation. [Incorporated by reference from Exhibit 3.1 to Form SB-2 filed by the Company on April 1, 2005]

3.2	Certificate For Renewal and Revival of Charter dated May 27, 2007. [Incorporated by reference from Exhibit 3.1 to the Company’s Registration Statement on Form S-3 dated June 20, 2014]

3.3	Certificate of Amendment of Certificate of Incorporation. [Incorporated by reference from Exhibit 4.2 to the Company's Form S-3, dated November 19, 2009; File No. 333-163222]

3.4	Certificate of Amendment of Certificate of Incorporation. [Incorporated by reference from Exhibit 3.1 to the Company's Form 8-K, dated December 21, 2012]

3.5	Bylaws. [Incorporated by reference from Exhibit 3.2 to Form SB-2 filed by the Company on April 1, 2005]

4.1	Form of Amendment to the Warrant To Purchase Common Stock. [Incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 12, 2013]

4.2	Form of Warrant. [Incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 16, 2014]

4.3	Form of Warrant [Incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 19, 2014]

4.4	Form of Warrant. [Incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 29, 2014]

4.5	Form of Warrant Extension Agreement. [Incorporated by reference from Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed on August 30, 2015]

10.1	Form of the Director Agreement. [Incorporated by reference from Exhibit 10.1 to the Company's Annual Report on Form 10-K filed on March 16, 2015]

10.2

Form of the Employment Contract by and between Zhejiang Kandi Vehicles Co., Ltd. and the executive officer. [Incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form 10-K filed on March 16, 2015]

10.3	Kandi Technologies, Corp. 2008 Omnibus Long-Term Incentive Plan [Incorporated by reference from Appendix A to the Company's Definitive Schedule 14A filed on November 24, 2008]

10.4

Voting Agreement, dated January 21, 2010, by and between the Company and Excelvantage Group Limited. [Incorporated by reference from Exhibit 10.6 to the Company's Current Report on Form 8-K filed on January 21 2010]

10.5

The Agreement of Establishment Kandi New Energy Vehicles Co., Ltd., dated May 18, 2010, by and between Zhejiang Kandi Vehicles Co., Ltd. and Mr. Hu Xiaoming, and its supplement, dated January 31, 2011. [Incorporated by reference from Exhibit 10.13 to the Company's Annual Report on Form 10-K filed on March 31, 2011]

10.6

The Share Escrow and Trust Agreement, dated May 18, 2010, by and between Zhejiang Kandi Vehicles Co., Ltd. and Mr. Hu Xiaoming. [Incorporated by reference from Exhibit 10.14 to the Company's Annual Report on Form 10-K filed on March 31, 2011]

10.7

The Contractor Agreement, dated May 18, 2010, by and between Zhejiang Kandi Vehicles Co., Ltd. and Mr. Hu Xiaoming. [Incorporated by reference from Exhibit 10.15 to the Company's Annual Report on Form 10-K filed on March 31, 2011]

10.8

Loan Agreement, dated January 31, 2011, by and between Zhejiang Kandi Vehicles Co., Ltd. and Mr. Xiaoming Hu. [Incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q filed on May 16, 2011]

10.9

Joint Venture Agreement of Establishment of Zhejiang Kandi Electric Vehicles Co., Ltd., by and between Zhejiang Kandi Vehicles Co., Ltd. and Shanghai Maple Guorun Automobile Co., Ltd., dated March 22, 2013.*. [Incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 14, 2013]

10.10

Form of Securities Purchase Agreement, dated March 19, 2014, by and among the Company and certain institutional accredited investors [Incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 19, 2014]

10.11

Form of Securities Purchase Agreement, dated August 29, 2014, by and among the Company and certain institutional accredited investors [Incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 29, 2014]

10.12	Form of Placement Agent Agreement [Incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8- K filed on August 29, 2014]

10.13

Bond Underwriting Agreement by and between Zhejiang Kandi Vehicles Co., Ltd. and Ever-Bright Securities, dated December 26, 2013. [Incorporated by reference from Exhibit 10.25 to the Company's Annual Report on Form 10-K filed on March 17, 2014]

10.14

Zhejiang Wanxiang Ener1 Power System Co., Ltd. Sales Contract, between Jinhua Kandi New Energy Vehicles Co., Ltd. and Zhejiang Wanxiang Ener1 Power System Co., Ltd., dated October 23, 2013. [Incorporated by reference from Exhibit 10.26 to the Company's Annual Report on Form 10-K filed on March 17, 2014]

10.15

Form of Non-Qualified Stock Option Agreement pursuant to the 2008 Omnibus Long-Term Incentive Plan of Kandi Technologies Group, Inc. [Incorporated by reference from Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed on March 14, 2016]

10.16

Employment Contract between Kandi Technologies Group, Inc. and Wang Cheng (Henry) dated March 20, 2015. [Incorporated by reference from Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed on March 14, 2016]

14.1	Code of Business Conduct and Ethics. [Incorporated by reference from Exhibit 14.1 to the Company's Annual Report on Form 10-K filed on March 16, 2015]

21.1	List of Subsidiaries of the Company. [Incorporated by reference from Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on March 14, 2016]

23.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP†

31.1	Certification of CEO pursuant to Rule 13a-14 under the Securities Exchange Act of 1934. †

31.2	Certification of CFO pursuant to Rule 13a-14 under the Securities Exchange Act of 1934. †

32.1	Certifications of CEO and CFO pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

† Exhibits filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDI TECHNOLOGIES GROUP, INC.

March ___, 2017

By: /s/ Hu Xiaoming

Hu Xiaoming
President and Chief Executive Officer

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Hu Xiaoming	President, Chief Executive Officer	March , 2017
Hu Xiaoming	and Chairman of the Board (Principal
Executive Officer)

/s/ Mei Bing	Chief Financial Officer and Director	March , 2017
Mei Bing	(Principal Financial Officer and
Accounting Officer)

/s/ Chen Liming	Director	March , 2017
Chen Liming

/s/ Ni Guangzheng	Director	March , 2017
Ni Guangzheng

/s/ Jerry Lewin	Director	March , 2017
Jerry Lewin

/s/ Henry Yu	Director	March , 2017
Henry Yu

/s/ Wang Cheng (Henry)	Director	March , 2017
Wang Cheng (Henry)

69

KANDI TECHNOLOGIES GROUP, INC.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2015 AND 2014
KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES
CONTENTS
~~REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS~~ REPORT OF INDEPENDENT	~~F-2~~F-2
REGISTERED PUBLIC ACCOUNTING FIRM
~~CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2014~~ CONSOLIDATED BALANCE SHEETS	~~F-4~~F-4
AS OF DECEMBER 31, 2015 AND 2014
~~CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE YEARS~~	~~F-5~~F-5
~~ENDED DECEMBER 31, 2015, 2014 AND 2013~~ CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
~~CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED~~	~~F-6~~F-6
~~DECEMBER 31, 2015, 2014 AND 2013~~ CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
~~CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013~~	~~F-7~~F-7
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
~~NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND~~	~~F-8~~F-8
~~2013~~ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014
AND 2013
F-1

Kandi Technologies Group, Inc. for Year 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To~~: The~~ the Board of Directors and ~~Stockholders~~Shareholders of
Kandi Technologies Group, Inc.

We have audited the accompanying consolidated balance ~~sheet~~sheets of Kandi Technologies Group, Inc. (the "Company") and its subsidiaries ~~("the Company")~~ as of December 31, 2015 and 2014, and the related consolidated statements of ~~income and comprehensive income, stockholders'~~operations, shareholders’ equity and cash flows for each of the ~~three~~ years in the three year period ended December 31, 2015. ~~We~~In connection with our audits of the financial statements, we have also audited the ~~internal control over financial reporting of the Company as of December 31, 2015, based on criteria established in the Internal Control—Integrated Framework issued by~~accompanying financial statement schedule. These financial statements and schedule are the ~~Committee of Sponsoring Organizations~~ responsibility of the ~~Treadway Commission (2013 framework). The Company's~~Company’s management ~~is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting.~~ . Our responsibility is to express an opinion on these ~~consolidated~~ financial statements and ~~an opinion on the Company's internal control over financial reporting~~schedule based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the ~~audits~~audit to obtain reasonable assurance about whether the financial statements are free of material misstatement ~~and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included~~. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, ~~and~~as well as evaluating the overall financial statement presentation. ~~Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances.~~ We believe that our audits provide a reasonable basis for our ~~opinions.~~ opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2017 doesn’t express an opinion on the Company’s internal control over financial reporting because we were unable to apply procedures to satisfy ourselves as to the effectiveness of the Company’s internal control over financial reporting.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP
BDO China Shu Lun Pan Certified Public Accountants LLP
Shanghai, The People’s Republic of China
March 14, 2017

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Kandi Technologies Group, Inc.

We were engaged to audit Kandi Technologies Group, Inc. internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Kandi Technologies Group, Inc. management is responsible for maintaining effective internal control over financial reporting and for its assessment on the effectiveness of internal control over financial reporting, included in the accompanying Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

A ~~company's~~company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A ~~company's~~company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the ~~company's~~company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

~~In~~ Since we were unable to apply procedures to satisfy ourselves as to the effectiveness of the Company’s internal control over financial reporting, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion~~,~~ on the effectiveness of the Company’s internal control over financial reporting.

Nevertheless, we draw attention to management conclusion that the Company has at least the following material weaknesses in internal control over financial reporting as of December 31, 2015:

Control Activities Associated with Financial Statement Closing Processes. The Company identified material weaknesses in its financial statement closing processes arising from the potential for a material error in the financial statements from consideration of the following deficiencies:

  Disclosure requirements for equity investments. The Company did not have effective controls to ensure the completeness of the disclosure of financial statements for equity investments. The method used to identify the requirements to file separate audited financial statements for equity investments was not adequately performed during each reporting period.
  Presentation of the statement of cash flows. The Company did not have effective controls to ensure the proper classification and reporting of certain cash and non-cash activities related to notes receivable and notes payable on the statement of cash flows. The procedures used to prepare the statement of cash flows were not adequately performed during each reporting period.
  Disclosure of related party transactions. The Company did not have effective controls to ensure the proper disclosure of related party transactions on the face of financial statements. The procedures used to prepare the financial statements were not adequately performed during each reporting period.
  Accounting for income taxes. The Company did not have effective controls to ensure the accuracy of the accounting and reporting of income taxes and related disclosures. The method used to identify tax rates and calculate income taxes was not adequately performed during each reporting period.

These material weaknesses, identified by management, were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements ~~referred to above present fairly, in all material respects,~~as of and for the year ended December 31, 2015, of the Company and this report does not affect our report dated March 14, 2017 on those financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated ~~financial position~~balance sheets of Kandi Technologies Group, Inc. as of December 31, 2015 and 2014, and the related consolidated ~~results of its operations and its~~statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015~~, in conformity with US generally accepted accounting principles.~~ and our report dated March 14, 2017 expressed an unqualified opinion thereon.

~~Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).~~

~~Hong Kong, China~~	~~/s/ AWC (CPA) Limited~~
~~March 14, 2016~~	~~Certified Public Accountants~~

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP
BDO China Shu Lun Pan Certified Public Accountants LLP
Shanghai, The People’s Republic of China
March 14, 2017

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2015	December 31, 2014
	As Restated	As Restated
Current assets
Cash and cash equivalents	$ 16,738,559	$ 26,379,460
Restricted cash	16,172,009	13,000,731
Short term investment	1,613,727	-
Accounts receivable	8,136,421	15,736,805

Inventories ~~(~~net of provision for slow moving inventory of $485,901 and ~~315,584 as~~	~~17,773,679~~	~~15,403,840~~
~~of December 31, 2015 and December 31, 2014, respectively~~
	17,773,679	15,403,840
$315,584 as of December 31, 2015 and 2014, respectively
Notes receivable	~~13,033,315~~11,102,239	~~9,060,441~~8,117,888
Notes receivable from the JV Company and related parties	1,931,076	942,553
Other receivables	332,922	238,567
Prepayments and prepaid expense	181,534	120,761
Due from employees	34,434	34,475
Advances to suppliers	~~71,794~~7,618,731	~~6,901,505~~14,864,453
Amount due from JV Company, net	76,172,471	51,450,612
Amount due from related party	40,606,162	-
TOTAL CURRENT ASSETS	~~190,867,027~~198,413,964	138,327,197

LONG-TERM ASSETS
Plant and equipment, net	20,525,126	26,215,356
Land use rights, net	12,935,121	15,649,152
Construction in progress	~~54,368,753~~46,821,816	~~58,510,051~~50,547,103
Deferred taxes assets	-	-
Investment in associated company	-	-
Long Term Investment	1,463,182	-
Investment in JV Company	90,337,899	83,309,095
Goodwill	322,591	322,591
Intangible assets	495,306	577,401
Other long term assets	154,019	162,509
TOTAL Long-Term Assets	~~180,601,997~~173,055,060	184,746,155

TOTAL ASSETS	$ 371,469,024	$ 323,073,352

CURRENT LIABILITIES
Accounts payables	$ 73,957,969	$ 45,772,481
Other payables and accrued expenses	9,544,909	5,101,740
Short-term loans	36,656,553	35,589,502
Customer deposits	94,026	2,630,723
Notes payable	3,850,478	5,702,121
Income tax payable	624,276	1,835,685
Due to employees	9,423	15,787
Deferred taxes liabilities	2,374,924	230,864
Financial derivate - liability	3,823,590	2,245,610
Deferred income	13,726	-
Total Current Liabilities	130,949,874	99,124,513

LONG-TERM LIABILITIES
Deferred taxes liabilities	1,593,582	2,266,725
Bond payable	-	-
Financial derivate - liability	-	10,097,275
Total Long-Term Liabilities	1,593,582	12,364,000

TOTAL LIABILITIES	132,543,456	111,488,513

STOCKHOLDER'S EQUITY
Common stock, $0.001 par value; 100,000,000 shares authorized; 46,964,855 and
46,274,855 shares issued and outstanding at December 31,2015 and ~~December~~
~~31,~~2014, respectively	46,965	46,275
Additional paid-in capital	212,564,334	190,258,037
Retained earnings (the restricted portion is $4,172,324 and $4,172,324 at December
31,2015 and ~~December 31,~~2014, respectively)	31,055,919	16,390,424
Accumulated other comprehensive income(loss)	(4,741,650)	4,890,103
TOTAL STOCKHOLDERS' EQUITY	238,925,568	211,584,839

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY

$

371,469,024 $

323,073,352

See notes to consolidated financial statements

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

		~~Years~~Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	As Restated	As Restated	As Restated

Revenues from unrelated parties, net	$ 6,790,032	$ 49,539,910	$ 83,312,222
Revenues from the JV Company and related parties, net	194,279,141	120,689,096	11,223,823
REVENUES, NET	~~$~~ 201,069,173	$ 170,229,006	$ 94,536,045

COST OF GOODS SOLD	172,649,955	146,825,073	72,793,517

GROSS PROFIT	28,419,218	23,403,933	21,742,528

OPERATING EXPENSES:
Research and development	3,482,511	2,755,637	3,728,730
Selling and marketing	633,863	1,345,588	399,504
General and administrative	28,255,267	14,058,548	16,056,107
Total Operating Expenses	32,371,641	18,159,773	20,184,341

INCOME~~(LOSS)~~ FROM OPERATIONS	(3,952,423)	5,244,160	1,558,187

OTHER INCOME(EXPENSE):
Interest income	3,138,717	1,701,121	1,516,477
Interest (expense)	(2,214,635)	(3,480,646)	(4,395,353)
Change in fair value of financial instruments	8,519,295	6,531,308	(16,647,283)
Government grants	1,645,032	288,498	228,396
Share of ~~profit~~ (loss) in associated companies	~~-~~0	(54,308)	(69,056)
Share of profit after tax of JV	11,841,855	4,490,266	(2,414,354)
Other income, net	1,814,882	(34,649)	676,257
Total other income~~,~~(expense), net	24,745,146	9,441,590	(21,104,916)

INCOME(LOSS) BEFORE INCOME TAXES	20,792,723	14,685,750	(19,546,729)

INCOME TAX EXPENSE	(6,127,228)	(2,414,412)	(1,593,994)

NET INCOME (LOSS)	14,665,495	12,271,338	(21,140,723)

OTHER COMPREHENSIVE INCOME
Foreign currency translation	(9,631,753)	(2,725,143)	2,112,902

COMPREHENSIVE INCOME(LOSS)	$ 5,033,742	$ 9,546,195	$ (19,027,821)

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC	46,744,718	42,583,495	34,707,973
WEIGHTED AVERAGE SHARES OUTSTANDING	46,925,554	42,715,818	34,707,973
DILUTED

NET INCOME(LOSS) PER SHARE, BASIC	$ 0.31	$ 0.29	$ (0.61)
NET INCOME(LOSS) PER SHARE, DILUTED	$ 0.31	$ 0.29	$ (0.61)

See notes to consolidated financial statements

F-5

KANDI TECHNOLOGIES GROUP, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
Common Stock			Additional		Accumulated
					Other
	Shares	Par	Paid-in	Retained	Comprehensive	Total
		Value	Capital	Earnings	Income
BALANCE AT DECEMBER 31,	31,696,794	$ 31,697	$ 43,728,218	$ 25,259,809	$5,502,344	$ 74,522,068
2012
Stock issuance and award	4,396,036	4,396	28,983,299	-	-	28,987,695
Warrant exercise	920,074	920	4,089,720	-	-	4,090,640
Deferred tax effect	-	-	(46,463)	-	-	(46,463)
Foreign currency translation	-	-	-	-	2,112,902	2,112,902
Net income	-	-	-	(21,140,723)	-	(21,140,723)
BALANCE AT DECEMBER 31,	37,012,904	$ 37,013	$ 76,754,774	$ 4,119,086	$7,615,246	$ 88,526,119
2013
Stock issuance and award	6,169,534	6,170	91,058,441	-	-	91,064,611
Warrant exercise	3,092,417	3,092	22,444,822	-	-	22,447,914
Deferred tax effect	-	-	-	-	-	-
Foreign currency translation	-	-	-	-	(2,725,143)	(2,725,143)

Net income	-	-	-	12,271,338	-	12,271,338
BALANCE AT DECEMBER 31,
2014	46,274,855	$ 46,275	$ 190,258,037	$ 16,390,424	$ 4,890,103	$ 211,584,839
Stock issuance and award	690,000	690	22,306,297	-	-	22,306,987
Warrant exercise	-	-	-	-	-	-
Deferred tax effect	-	-	-	-	-	-
Foreign currency translation	-	-	-	-	(9,631,753)	(9,631,753)
	-
~~Net income~~	~~-~~
		-	-	14,665,495	-	14,665,495
~~BALANCE AT DECEMBER 31,~~
~~2015~~	46,964,855	$ 46,965	$ 212,564,334	$ 31,055,919	$ (4,741,650)	$ 238,925,568
See notes to consolidated financial statements
F-6

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES ~~CONSOLIDATED STATEMENTS OF CASH FLOW~~

~~FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013~~Consolidated Statements of Cash Flows

		~~Years~~Year Ended
December 31, 2015		December 31, 2014	December 31, 2013
As Restated		As Restated	As Restated
CASH FLOWS
FROM
OPERATING
ACTIVITIES:
Net income(loss)	$14,665,495	$12,271,338	$ (21,140,723)
Adjustments to
reconcile net income
to net cash provided
by operating activities
Depreciation and
amortization	5,788,780	5,571,465	7,708,923
Assets Impairments	194,366	~~-~~0	355,876
Deferred taxes	1,446,345	1,579,855	876,255
Change in fair value
of financial
instruments	(8,519,295)	(6,531,308)	16,647,283
Loss (income) in
investment in
associated companies	~~-~~0	54,308	69,056
Share of profit after
tax of JV Company	(11,841,855)	(4,490,266)	2,414,354
Decrease in reserve
for fixed assets	~~-~~0	(302,023)		~~-~~0
Stock Compensation
cost	22,306,987	~~-~~0		~~-~~0

Changes in operating assets and liabilities, net of effects of acquisition:
(Increase) Decrease In:
Accounts receivable		~~7,052,626~~ (16,240,270)		~~15,445,962~~13,739,774	3,251,168
Notes receivable			1,708,223	0	0
Inventories			(3,497,460)	(6,280,502)	(1,287,045)
Other receivables			(193,954)	315,071	(38,491)
Due from employee			(7,596)	5,139	10,797
Prepayments and prepaid expenses			6,664,779	(5,360,637)	(3,810,447)
Amount due from the JV Company		(~~28,519,360~~127,667,063)		(~~48,593,522~~62,142,181)	(2,877,972)
Amount due from related parties			(42,249,905)	0	(841,251)

Increase (Decrease) In:
Accounts payable		~~31,814,545~~164,704,112		~~23,095,825~~43,114,334	~~13,699,528~~17,248,963
Other payables and accrued liabilities			5,300,095	2,694,689	(746,838)
Notes payable			(15,398,471)	(1,951,788)	(1,613,379)
Customer deposits			(2,496,382)	2,588,830	(254,151)
Income Tax payable			(1,039,187)	482,020	651,124
~~Due from related party~~			~~(42,249,905~~	~~) -~~	~~(841,251 )~~

Net cash (used in ) provided by operating activities		$ (~~3,130,976~~6,372,255)	$	(~~7,453,756~~4,641,881)	$ ~~14,687,446~~16,623,502

CASH FLOWS FROM INVESTING ACTIVITIES:
(Purchases)/Disposal of plant and equipment, net			(827,059)	(2,101,355)	(158,830)
(Purchases)/Disposal of land use rights and other intangible
assets			1,589,165	(1,668,534)	~~-~~0
(Purchases)/Disposal of construction in progress			1,128,443	(50,891,170)	(16,134)
Deposit for acquisition			~~-~~0	~~-~~0	(39,673,000)
Disposal of associated company			~~-~~0	(96,299)	64,535,177
Issuance of notes receivable		(~~131,852,319~~9,411,720)		(~~24,705,489~~9,450,642)	(4,174,247)
Repayment of notes receivable		~~127,226,115~~6,410,154		~~29,354,592~~15,043,109	311,844
Long Term Investment			(1,522,411)	~~-~~0	(80,668,972)
Short Term Investment			(1,679,051)	~~-~~0	~~-~~0
~~Cash acquired in acquisition~~			~~-~~	~~-~~	~~-~~

Net cash ~~provided by~~ (used in) investing activities		$ (~~5,937,117~~4,312,479)	$ (~~50,108,255~~49,164,891)		$ (59,844,162)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash	(4,006,346)	(13,010,291)	16,135,044
Proceeds from short-term bank loans	50,640,214	48,306,743	52,918,845
Repayments of short-term bank loans	(47,595,391)	(46,517,604)	(52,596,170)
Proceeds from notes payable	~~13,781,830~~0	~~18,718,944~~13,011,917	~~83,251,992~~79,702,557
Repayment of notes payable	~~(15,398,471~~0 ~~)~~	(~~29,602,112~~27,650,324)	(~~92,609,593~~90,996,214)
Proceeds from bond payable	~~-~~0	~~-~~0	12,907,035
Repayment of bond payable	~~-~~0	(13,011,917)	(12,907,035)
Fund raising through issuing common stock and warrants	~~-~~0	78,358,991	26,387,498
Option exercise,stock awards & other financing	~~-~~0	8,431,247	9,659,103
Warrant exercise	~~-~~0	21,101,039	3,171,259
~~Common stock issued for acquisition, net of cost of capital~~	~~-~~	~~-~~	~~-~~

Net cash (used in) provided by financing activities	$ (~~2,578,164~~961,523)	$ ~~72,775,040~~69,019,801	$ ~~46,317,978~~44,381,922

NET (DECREASE) INCREASE IN CASH AND ~~CASH~~
~~EQUIVALENTS~~	~~(11,646,257)~~	~~15,213,029~~	~~1,161,262~~
	(11,646,257)	15,213,029	1,161,262
CASH EQUIVALENTS
Effect of exchange rate changes on cash	2,005,356	(1,595,938)	(533,989)
Cash and cash equivalents at beginning of year	26,379,460	12,762,369	12,135,096
CASH AND CASH EQUIVALENTS AT END OF PERIOD	16,738,559	26,379,460	12,762,369

SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid	2,496,654	1,932,392	942,870
Interest paid	2,188,223	3,475,893	3,565,496
SUPPLEMENTAL NON-CASH DISCLOSURES:
Construction in progress transferred back to prepayments	0	7,969,799	0
Settlement of due from JV Company and related parties with
notes receivable	99,147,703	13,548,659	0
Settlement of accounts receivables with notes receivable from
unrelated parties	23,292,896	1,706,188	0
Assignment of notes receivable to supplier to settle accounts
payable	119,107,737	14,311,483	0
Settlement of accounts payable with notes payables	13,781,830	5,707,027	3,549,435

See notes to consolidated financial statements

F-7

KANDI TECHNOLOGIES GROUP, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

Kandi Technologies Group, Inc. (“Kandi Technologies”) was incorporated under the laws of the State of Delaware on March 31, 2004. Kandi Technologies changed its name from Stone Mountain Resources, Inc. to Kandi Technologies, Corp. on August 13, 2007. On December 21, 2012, Kandi Technologies changed its name to Kandi Technologies Group, Inc. As used herein, the term the “Company” means Kandi Technologies and its operating subsidiaries, as described below.

Headquartered in the Jinhua city, Zhejiang Province, China, the Company is one of China’s leading producers and manufacturers of electrical vehicle products, electrical vehicle parts and off-road vehicles for sale in the People’s Republic of China (the “PRC”) and global markets. The Company conducts its primary business operations through its wholly-owned subsidiary, Zhejiang Kandi Vehicles Co., Ltd. (“Kandi Vehicles”), and the partial and wholly-owned subsidiaries of Kandi Vehicles.

The Company’s organizational chart is as follows:

  [Graphic Appears Here]

  [Graphic Appears Here]

Operating Subsidiaries:

Pursuant to relevant agreements executed in January 2011, Kandi Vehicles is entitled to 100% of the economic benefits, voting rights and residual interests (100% profits and loss absorption rate) of Jinhua Kandi New Energy Vehicles Co., Ltd. (“Kandi New Energy”), a company in which Kandi Vehicles has 50% interest. Mr. Hu Xiaoming owns the other 50% which he entrusted Kandi Vehicles to manage Kandi New Energy. Kandi New Energy currently holds battery packing production rights (license), and supplies the battery pack to the JV Company (Defined below). It will not maintain the special-purpose vehicle production rights (license) on manufacturing Kandi brand electric utility vehicles. According to the JV Agreement (defined below) Kandi is not allowed to produce EVs. To avoid the maintenance fee on this license, the Company plans to sell it to others. In April 2012, pursuant to a share exchange agreement, the Company acquired 100% of Yongkang Scrou Electric Co, Ltd. (“Yongkang Scrou”), a manufacturer of automobile and EV parts. Yongkang Scrou currently manufactures and sells EV drive motors, EV controllers, air conditioners and other electrical products to the JV Company (defined below).

In March 2013, pursuant to a joint venture agreement (the “JV Agreement”) entered into by Kandi Vehicles and Shanghai Maple Guorun Automobile Co., Ltd. (“Shanghai Guorun”), a 99%-owned subsidiary of Geely Automobile Holdings Ltd. (“Geely”), the parties established Zhejiang Kandi Electric Vehicles Co., Ltd. (the “JV Company”) to develop, manufacture and sell EV products and related auto parts. Each of Kandi Vehicles and Shanghai Guorun has 50% ownership interest in the JV Company. In March 2014, the JV Company changed its name to Kandi Electric Vehicles Group Co., Ltd. At present, the JV Company is a holding company with products that are manufactured by its subsidiaries.

In March 2013, Kandi Vehicles formed Kandi Electric Vehicles (Changxing) Co., Ltd. (“Kandi Changxing”) in the Changxing (National) Economic and Technological Development Zone. Kandi Changxing is engaged in the production of EV products. In the fourth quarter of 2013, Kandi Vehicles entered into an ownership transfer agreement with the JV Company pursuant to which Kandi Vehicles transferred 100% of its ownership in Kandi Changxing to the JV Company. The Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest in Kandi Changxing.

In July 2013, Zhejiang ZuoZhongYou Electric Vehicle Service Co., Ltd. (the “Service Company”) was formed. The Service Company is engaged in various pure EV leasing businesses, which is called “Micro Public Transportation”(“MPT”) program. The Company has 9.5% ownership interest in the Service Company through Kandi Vehicles.

In November 2013, Zhejiang Kandi Electric Vehicles Jinhua Co., Ltd. (“Kandi Jinhua”) was formed by the JV Company. The JV Company has 100% ownership interest in Kandi Jinhua, and the Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest in Kandi Jinhua.

In November 2013, Zhejiang JiHeKang Electric Vehicle Sales Co., Ltd. (“JiHeKang”) was formed by the JV Company and is engaged in car sales business. The JV Company has 100% ownership interest in JiHeKang, and the Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest in JiHeKang.

In December 2013, the JV Company entered into an ownership transfer agreement with Shanghai Guorun pursuant to which the JV Company acquired 100% ownership of Kandi Electric Vehicles (Shanghai) Co., Ltd. (“Kandi Shanghai”). As a result, Kandi Shanghai is a wholly-owned subsidiary of the JV Company, and the Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest in Kandi Shanghai.

In January 2014, Zhejiang Kandi Electric Vehicles Jiangsu Co., Ltd. (“Kandi Jiangsu”) was formed by the JV Company. The JV Company has 100% ownership interest in Kandi Jiangsu, and the Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest in Kandi Jiangsu. The company is mainly engaged in EV research and development, manufacturing and sales.

In November 2015, Hangzhou Puma Investment Management Co,. Ltd.(“Puma Investment”) was formed by the JV Company, which focuses on the investment and consulting service. The JV Company has 50% ownership interest in Puma Investment, and the Company, indirectly through its JV Company, has 25% economic interest in Puma Investment. The other 50% ownership is held by the Service Company.

In November 2015, Hangzhou JiHeKang Electric Vehicle Service Co., Ltd. (“JiHeKang Service Company”) was formed by the JV Company, which focuses on the after-market service for the EV products sold. The JV Company has 100% ownership interest in JiHeKang Service Company, and the Company, indirectly through its JV Company, has 50% economic interest in JiHeKang Service Company.

~~F-10~~

In January 2016, Kandi Electric Vehicles (Hainan) Co., Ltd.(“Kandi Hainan”) was renamed from Kandi Electric Vehicles (Wanning) Co., Ltd. (“Kandi Wanning”) which was originally formed in Wanning City of Hainan Province by Kandi Vehicles and Kandi New Energy in April 2013 and then was transferred to Haikou City in January 2016. Kandi Vehicles has 90% ownership in Kandi Hainan, and Kandi New Energy has the remaining 10% interest. However, Kandi Vehicles is, effectively, entitled to 100% of the economic benefits, voting rights and residual interests (100% profits and losses) of Kandi Hainan.

The Company’s primary business operations are the design, development, manufacturing and commercialization of EV products, EV parts and off road vehicles. As part of its strategic objective to become a leading manufacturer of EV products and related services, the Company has increased its focus on pure EV related products with a particular emphasis on expanding its market share in China.

NOTE 2 ~~-~~– LIQUIDITY (As Restated)

The Company had a working capital surplus of $~~59,917,153~~67,464,090 as of December 31, 2015, an increase of $20,~~714,469~~298,458 from a working capital surplus of $~~39,202,684~~47,165,632 as of December 31, 2014.

As of December 31, 2015, the Company had credit lines from commercial banks of $36,656,553. The Company believes that its cash flows generated internally may not be sufficient to support the growth of future operations and to repay short-term bank loans for the next twelve (12) months. However, the Company believes its access to existing financing sources and established relationships with PRC banks will enable it to meet its obligations and fund its ongoing operations.

The Company has historically financed its operations through short-term commercial bank loans from PRC banks. The term of these loans is typically for one year, and upon the payment of all outstanding principal and interest in a particular loan, the banks have typically rolled over the loan for additional one-year term, with adjustments made to the interest rate to reflect prevailing market rates. The Company believes this practice has been ongoing year after year and that short-term bank loans remain available on normal trade terms if needed.

NOTE 3 - BASIS OF PRESENTATION

The Company maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States and have been consistently applied in the presentation of financial statements.

NOTE 4 – PRINCIPLES OF CONSOLIDATION

The consolidated financial statements reflect the accounts of the Company and its ownership interest in the following subsidiaries:

(i)	Continental, a wholly-owned subsidiary of the Company;

(ii)	Kandi Vehicles, a wholly-owned subsidiary of Continental;

(iii)

Kandi New Energy, a 50% owned subsidiary of Kandi Vehicles. Pursuant to relevant agreements executed in January 2011, Kandi Vehicles is entitled to 100% of the economic benefits, voting rights and residual interests of Kandi New Energy; (iv) Yongkang Scrou,a wholly-owned subsidiary of Kandi Vehicles;

~~F-11~~

~~(iv)~~	~~Yongkang Scrou,a wholly-owned subsidiary of Kandi Vehicles;~~

(v)	Kandi Hainan, a subsidiary, 10% owned by Kandi New Energy and 90% owned by Kandi Vehicles. All inter-company accounts and transactions have been eliminated in consolidation.

Equity Method Investees;

The consolidated net income also includes the Company’s proportionate share of the net income or loss of its equity method investees.

(vi)	The JV Company, 50% owned subsidiary of Kandi Vehicles;

(vii)	Kandi Changxing, a wholly-owned subsidiary of the JV Company. The Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest;

(viii)	Kandi Jinhua, a wholly-owned subsidiary of the JV Company. The Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest;

(ix)	JiHeKang, a wholly-owned subsidiary of the JV Company. The Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest;

(x)	Kandi Shanghai, a wholly-owned subsidiary of the JV Company. The Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest;

(xi)	Kandi Jiangsu, a wholly-owned subsidiary of the JV Company. The Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest;

(xii)	Puma Investment, a 50%-owned subsiery of the JV Company. The Company, indirectly though its 50% ownership interest in the JV Company, has 25% economic interest.

(xiii)	JiHeKang Service Company, a wholly-owned subsidery of the JV Company. The Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest.

All intra-entity profits and losses with the Company’s equity method investees have been eliminated.

NOTE 5 – USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however actual results when ultimately realized could differ from those estimates.

NOTE 6 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Economic and Political Risks

The Company’s operations are conducted in the PRC. As a result, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC economy. In addition, the Company’s earnings are subject to movements in foreign currency exchange rates when transactions are denominated in Renminbi (“RMB”), which is the Company’s functional currency. Accordingly, the Company’s operating results are affected by changes in the exchange rate between the U.S. dollar and the RMB.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s performance may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(b) Fair Value of Financial Instruments

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

  Level 1—defined as observable inputs such as quoted prices in active markets;
  Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
  Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2015, the Company’s assets, measured at fair value, on a recurring basis, subject to the disclosure requirements of ASC 820, were as follows:

	Fair Value Measurements at		Significant
	Reporting Date Using		Other		Significant
	Quoted Prices in Carrying	Active Markets for	Observable		Unobservable
	Value as of	Identical Assets	Inputs		Inputs
December 31,
	~~Fair Value Measurements at~~		~~Significant~~
	~~Reporting Date Using~~		~~Other~~		~~Significant~~
	~~Quoted Prices in Carrying~~	~~Active Markets for~~	~~Observable~~		~~Unobservable~~
	~~Value as of~~	~~Identical Assets~~	~~Inputs~~		~~Inputs~~
~~December 31,~~
	~~2015~~ 2015	(Level 1)	(Level 2)		(Level 3)
Cash and cash equivalents	$ 16,738,559	$ 16,738,559		-	-
Restricted cash	16,172,009	16,172,009		-	-
Warrants	$ 3,823,590	-	-	-	3,823,590

F-13

Cash and cash equivalents consist primarily of highly-rated money market funds at a variety of well-known institutions with original maturities of three months or less. Restricted cash represents time deposits on account, some of which are used to secure short-term bank loans and notes payable. The original cost of these assets approximates fair value due to their short term maturity.

Warrants, which are accounted as liabilities, are treated as derivative instruments and are measured at each reporting date for their fair value using Level 3 inputs. Also see Note 6(t).

(c) Cash and Cash Equivalents

The Company considers highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

Restricted cash, as of December 31, 2015 and 2014, represented time deposits on account for earning interest income. As of December 31, 2015 and 2014, the Company’s restricted cash were $16,172,009, and $13,000,731, respectively, which reflects a one-year Certificate of Time Deposit (CD) with Hangzhou Bank Jinhua Branch and China Ever-bright Bank.

(d) Inventories

Inventories are stated at the lower of cost or net realizable value (market value). The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the weighted average basis and comprises direct materials, direct labor and an appropriate proportion of overhead.

Net realizable value is based on estimated selling prices less selling expenses and any further costs expected to be incurred for completion. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances.

(e) Accounts Receivable

Accounts receivable are recognized and carried at net realizable value. An allowance for doubtful accounts is recorded in periods in which the Company determines a loss is probable, based on its assessment of specific factors, such as troubled collections, historical experience, accounts aging, ongoing business relations and other factors. Accounts are written off after an exhaustive collection effort. If accounts receivable are to be provided for, or written off, they are recognized in the consolidated statement of operations within the operating expenses line item. As of December 31, 2015 and 2014, the Company had no allowance for doubtful accounts, as per the management’s judgment based on their best knowledge.

(f) Notes receivable

Notes receivable represent short-term loans to third parties with the maximum term of one year. Interest income will be recognized according to each agreement between a borrower and the Company on an accrual basis. If notes receivable are paid back or written off, that transaction will be recognized in the relevant year. If the loan default is probable, reasonably assured and the loss can be reasonably estimated, the Company will recognize income if the written-off loan is recovered at a future date. In case of any foreclosure proceedings or legal actions being taken, the Company provides an accrual for the related foreclosure expenses and related litigation expenses. The Company also receives Notes receivable from the JV Company to settle the accounts ~~receivbles~~receivables.

~~F-14~~

(g) Prepayments (As Restated)

Prepayments represent cash paid in advance to suppliers, included advances to raw material suppliers, mold manufacturers, and suppliers of equipment.

As of December 31, ~~2013~~2015, the Company ~~recorded~~made a ~~significant~~total prepayment ~~made by the Company~~ of RMB 353 million ($54,368,753) to a supplier Nanjing Shangtong (as defined in Note 16~~) as an advance of RMB 353 million ($54,368,753) and deposited by Kandi Wanning (renamed to Kandi Hainan in January 2016) to Nanjing Shangtong.~~). As of December 31, ~~2014,~~2015, $46,821,816 of the advance to Nanjing Shangtong was transferred to “construction-in-progress” as described in Note 16.

Advances for raw materials purchases typically are settled within two months by the Company’s receipt of raw materials. Prepayment is offset against purchase amount after equipment or materials are delivered.

(h) Plant and Equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets, using the straight-line method. Leasehold improvements are amortized over the life of the asset or the term of the lease, whichever is shorter. Estimated useful lives are as follows:

Buildings	30 years
Machinery and equipment	10 years
Office equipment	5 years
Motor vehicles	5 years
Molds	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to expense as incurred, whereas significant renewals and betterments are capitalized.

(i) Construction in Progress

Construction in progress represents the direct costs of construction, the acquisition cost of buildings or machinery ~~and design fees.~~. Capitalization of these costs ceases, and the construction in progress is transferred to plant and equipment, when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until the assets are completed and ready for their intended use.

(j) Land Use Rights

According to the Chinese laws, land in the PRC is owned by the government and land ownership rights cannot be sold to an individual or to a private company. However, the government grants the user a “land use right” to use the land. The land use rights granted to the Company are being amortized using the straight-line method over the term of fifty years.

(k) Accounting for the Impairment of Long-Lived Assets

~~F-15~~

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review, pursuant to the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No. 144 (now known as “ASC 360”). The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

During the reporting period, no impairment loss was recognized.

(l) Revenue Recognition

Revenue represents the invoiced value of goods sold. Revenue is recognized when the Company ships the goods to its customers and all of the following criteria are met:

  Persuasive evidence of an arrangement exists;
  Delivery has occurred or services have been rendered;
  The seller’s price to the buyer is fixed or determinable; and
  Collectability is reasonably assured.

The Company recognized revenue when the products and the risk they carry are transferred to the other party.

(m) Research and Development

Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were $3,482,511, $2,755,637 and $3,728,730 for the years ended December 31, 2015, 2014 and 2013, respectively.

(n) Government Grants

Grants and subsidies received from the PRC Government are recognized when the proceeds are received or collectible.

For the years ended December 31, 2015, 2014 and 2013, $1,645,032, $288,498 and $228,396, respectively, were received by the Company’s ~~subsideries~~subsidiaries from the PRC government.

(o) Income Taxes

The Company accounts for income tax using an asset and liability approach, which allows for the recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The accounting for deferred tax calculation represents the management’s best estimate on the most likely future tax consequences of events that have been recognized in our financial statements or tax returns and related future anticipation. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

~~F-16~~

(p) Foreign Currency Translation

The accompanying consolidated financial statements are presented in U. S. dollars. The functional currency of the Company is the RMB. Capital accounts of the consolidated financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred.

Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the reporting period, which rates are obtained from the website: http://www.oanda.com

	December 31,	December 31,
	2015	2014
Period end RMB : USD exchange rate	6.49270	6.15350
Average RMB : USD exchange rate	6.24010	6.14821

(q) Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation changes.

(r) Segments

In accordance with ASC 280-10, Segment Reporting (“ASC 280-10”), the Company’s chief operating decision makers rely upon the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. As a result of the assessment made by the chief operating decision makers, the Company has only one single operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

(s) Stock Option Expenses

The Company’s stock option expenses are recorded in accordance with ASC 718 and ASC 505.

The fair value of stock options is estimated using the Black-Scholes-Merton model. The Company’s expected volatility assumption is based on the historical volatility of the Company’s common stock. The expected life assumption is primarily based on the expiration date of the option. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The recognition of the stock option expenses is based on awards expected to vest, and there were no estimated forfeitures. ASC standards require forfeitures to be estimated at the time of grants and revised in subsequent periods, if necessary, if actual forfeitures differ from those estimates.

The stock-based option expenses for the years ended December 31, 2015, 2014 and 2013 were $14,255,887, $0 and $0, respectively. See Note 21.

~~F-17~~

(t) Warrant Cost

The Company’s warrant costs are recorded in liabilities and equities, respectively, in accordance with ASC 480, ASC 505 and ASC 815.

The fair value of a warrant, which is classified as a liability, is estimated using the Black-Scholes-Merton model and the lattice valuation model. The Company’s expected volatility assumption is based on the historical volatility of the Company’s common stock. The expected life assumption is primarily based on the expiration date of the warrant. The risk-free interest rate for the expected term of the warrant is based on the U.S. Treasury yield curve in effect at the time of measurement. The warrants, which are freestanding derivatives and are classified as liabilities on the balance sheet, will be measured at fair value on each reporting date, with decreases in fair value recognized in earnings and increases in fair values were recognized in expenses.

The fair value of equity-based warrants, which are not considered derivatives under ASC 815, is estimated using the Black-Scholes-Merton model. The Company’s expected volatility assumption is based on the historical volatility of the Company’s common stock. The expected life assumption is primarily based on the expiration date of the warrant. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

(u) Goodwill

The Company allocates goodwill from business combinations to reporting units based on the expectation that the reporting unit is to benefit from the business combination. The Company evaluates its reporting units on an annual basis and, if necessary, reassigns goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgments, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and the determination of the fair value of each reporting unit. The Company first assesses qualitative factors to determine whether it is more likely than not that goodwill is impaired. If the more likely than not threshold is met, the Company performs a quantitative impairment test. As of December 31, 2015 and 2014, the Company determined that its goodwill was not impaired.

(v) Intangible assets

Intangible assets consist of tradenames and customer relations associated with the purchase price from the allocation of Yongkang Scrou. Such assets are being amortized over their estimated useful lives of 9.7 years. Intangible assets are straight-line amortized as of December 31, 2015 and 2014.

(w) Accounting for Sale of Common Stock and Warrants

Gross proceeds are firstly allocated according to the initial fair value of the freestanding derivative instruments (i.e. the warrants issued to the Company’s investors in its previous offerings, or the “Investor Warrants”). The remaining proceeds are allocated to common stock. The related issuance expenses, including the placement agent cash fees, legal fees, the initial fair value of the warrants issued to the placement agent, etc, were allocated between the common stock and the Investor Warrants based on how the proceeds allocated to these instruments. Expenses related to the issuance of common stock were charged to paid-in capital.

~~F-18~~

Expenses related to issuance of the derivative instruments were expensed upon issuance.

NOTE 7 – NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update (“ASU”) No. 2015-01 “Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The objective is to reduce the cost and complexity of income statement presentation by eliminating the concept of extraordinary items while maintaining or improving the usefulness of the information provided to the users of financial statements. The extraordinary items must meet two criteria: unusual nature and infrequency of occurrence. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either. This amendment will be effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. The Board decided to permit early adoption provided that the guidance is applied from the beginning of the fiscal year of adoption.

The FASB has issued ASU No. 2015-03 “Simplifying the Presentation of Debt Issuance Costs”. The objective is to require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. For public business entities, the amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. Early adoption of the amendments in this update is permitted for financial statements that have not been previously issued.

The FASB has issued ASU No. 2015-05 “Intangibles-Goodwill and Other-Internal-Use Software”. The objective is to provide a guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendment will not change GAAP for a customer accounting for service contracts. In addition, the guidance in this update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. For public business entities, the FASB decided that the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendment will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities.

~~F-19~~

The FASB has issued ASU No. 2015-07 “Topic 820, Fair Value Measurement”, which permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in this update apply to reporting entities that elect to measure the fair value of an investment within the related scope by using the net asset value per share (or its equivalent) practical expedient.

The FASB has issued No. 2015-10 “Technical Corrections and Improvements”, which aims to address feedback received from stakeholders on the Codification and make improvements to GAAP. The amendments in this update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Some of the amendments will make the Codification easier to understand and apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the Codification. The amendments in this update will apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted.

The FASB has issued No. 2015-11“Topic 330, Inventory”, which aims to simplify the measurement of inventory by changing the subsequent measurement guidance from the lower of cost or market to the lower of cost and net realizable value for inventory within the scope of this Update. The amendments in this update do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

The FASB has issued No. 2015-14“Topic 606, Revenue from Contracts with Customers”, which aims to respond to stakeholders’ requests to defer the effective date of the guidance in Update 2014-09 and to consider feedback received through extensive outreach with preparers, practitioners, and users of financial statements. The amendments in this update defer the effective date of Update 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The FASB has issued No. 2015-15“Subtopic 835-30, Interest - Imputation of Interest”: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements - Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting. This amendment adds SEC paragraphs pursuant to the SEC Staff Announcement on June 18, 2015, Emerging Issues Task Force meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements.

~~F-20~~

The FASB has issued No. 2015-16“Topic 805, Business Combinations”: Simplifying the Accounting for Measurement-Period Adjustments, which aims to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

The FASB has issued No. 2015-17“Topic 740, Income Taxes”: Balance Sheet Classification of Deferred Taxes, which aims to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. The amendments in this update will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards (IFRS). For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

F-21

NOTE 8 – CONCENTRATIONS

(a) Customers

The Company's major customers, each of whom accounted for more than 10% of the Company’s consolidated revenue, were as follows:

		Sales			Accounts Receivable
	Year	Year	Year
	Ended	Ended	Ended
	December 31	December 31	December 31	December 31	December 31	December 31
Major Customers	2015	2014	2013	2015	2014	2013
Kandi Electric Vehicles Group Co., Ltd.	34%	-	-	46%	-	-
Kandi Electric Vehicles (Changxing) Co.,
Ltd.	22%	38%	-	1%	17%	-
Zhejiang Zuozhongyou Electric Vehicle
Service Co., Ltd.	21%	-	-	38%	-	-
Kandi Electric Vehicles (Shanghai) Co., Ltd.	20%	23%	-	-	16%	-
Shanghai Maple Auto Co., Ltd	-	10%	23%	-	3%	47%

(b) Suppliers

The Company's material suppliers, each of whom accounted for more than 10% of the Company’s total purchases, were as follows:

Major Suppliers

Dongguan Chuangming Battery Technology Co., Ltd.

Zhejiang Tianneng Energy Technology Co., Ltd.

Zhejiang New Energy Auto System Co., Ltd. Shandong Henyuan New Energy Tech Co., Ltd.

Zhongju (Tianjin) New Energy Investment Co., Ltd.

	Purchases			Accounts Payable
Year	Year	Year
Ended	Ended	Ended
December 31	December 31	December 31	December 31	December 31	December 31
2015	2014	2013	2015	2014	2013

26%	-	-	15%	-	-

20%	-	-	24%	-	-
13%	31%	33%	-	12%	12%

7%	25%	-	14%	32%	-

-	11%	-	-	29%	-

	~~F-22~~

NOTE 9 – INCOME PER SHARE

The Company calculates earnings per share in accordance with ASC 260, Earnings Per Share, which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of shares outstanding during the reporting period. Diluted earnings per share represents basic earnings per share adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible notes (using the if-converted method). For the years ended December 31, 2015, 2014 and 2013, the number of potentially dilutive common shares were 180,836, 132,323 and 0, respectively. The following table sets forth the computation of basic and diluted net income per common share:

		Years Ended
		December 31,
	2015	2014	2013
Net income $	14,665,495	$ 12,271,338	$ (21,140,723)
Weighted	46,744,718	42,583,495	34,707,973
average
shares used
in basic
computation
Dilutive	180,836	132,323	-
shares
Weighted	46,925,554	42,715,818	34,707,973
average
shares used
in diluted
computation

Earnings
per share:
Basic	$0.31	$ 0.29	$ (0.61)
Diluted	$0.31	$ 0.29	$ (0.61)

		F-23

NOTE 10 - ACCOUNTS RECEIVABLE

Accounts receivable for the years ended December 31, 2015 and 2014 were summarized as follows:

	December 31,	December 31,
	2015	2014
Accounts receivable	$ 8,136,421	$ 15,736,805
Less: Provision for doubtful debts	-	-
Accounts receivable, net	$ 8,136,421	$ 15,736,805

During the fiscal years ended December 31, 2015, 2014 and 2013, the Company sold products to Kandi USA Inc., a company that operates under the trade name of Eliteway Motorsports (“Eliteway”), amounting to $0, $2,981,944 and $6,906,807, respectively. As of December 31, 2015 and 2014, the outstanding receivable due from Eliteway were $0 and $620,410, respectively.

Mr. Hu Wangyuan was the sole shareholder and officer of Eliteway which served as a US importer of the Company's products. Mr. Hu Wangyuan is the adult son of Mr. Hu Xiaoming, the Company's Chairman and Chief Executive Officer. For the years ended December 31, 2015 and 2014, Eliteway and Mr. Hu Wangyuan were financially independent from the Company. The transactions between the Company and Eliteway were carried out at arm's-length without any preferential terms when compared with other customers at the comparative order size or volume.

NOTE 11 - INVENTORIES

Inventories for the years ended December 31, 2015 and 2014 were summarized as follows:

	December 31,	December 31,
	2015	2014
Raw material	$ 8,509,421	$ 3,621,428
Work-in-progress	1,648,498	3,104,678
Finished goods	8,101,661	8,993,318
Total inventories	18,259,580	15,719,424
Less: provision for slowing moving inventories	(485,901)	(315,584)
Inventories, net	$ 17,773,679	$ 15,403,840

NOTE 12 - NOTES RECEIVABLE (As Restated)

Notes Receivable from the JV Company and related parties for the years ended December 31, 2015 and 2014 were summarized as follows:

	December 31,	December 31,
	2015	2014
Bank acceptance notes	1,931,076	942,553

Notes receivable ~~from unrelated companies:~~	$ 1,931,076	$ 942,553

Notes Receivable from unrelated parties for the years ended December 31, 2015 and 2014 were summarized as follows:

				December 31,	December 31,
				2015	2014
Notes receivable from unrelated companies:
Due September 30, 2016, interest at 7.2% per annum				$10,578,574	$8,117,888
Bank acceptance notes				~~2,454,741~~523,665	~~942,553~~-
Notes receivable			$ ~~13,033,315~~11,102,239 $		~~9,060,441~~8,117,888
Notes receivable are unsecured.
Details of Notes Receivable as of December 31, 2015 were as follows:
Index	Amount ($)	Counter party	Relationship	Nature	Manner of settlement
1	10,578,574	Yongkang HuiFeng	No relationship beyond	Receive interest income	Not due
		Guarantee Co., Ltd	loan
2	1,871,332	Kandi Electric Vehicles	Joint venture of the	Payments for sales	Not due
		Group Co., Ltd.	Company
3	59,744	Kandi Shanghai	Subsidiary of the JV	Payments for sales	Not due
Company
4	523,665	Zhuhai Enpower	No relationship beyond	Payments for sales	Not due
		electrical Limited	loan
Details of Notes Receivable as of December 31, 2014 were as follows:
			~~F-24~~

Index	Amount ($)	Counter party	Relationship	Nature	Manner of settlement
1	8,117,888	Yongkang HuiFeng	No relationship beyond	Receive interest income	Not due
		Guarantee Co., Ltd	loan
2	406,273	Kandi Changxing	Subsidiary of the JV	payment for sales	Not due
Company
3	455,025	Kandi Shanghai	Subsidiary of the JV	payment for sales	Not due
Company
4	81,255	Kandi Jinhua	Subsidiary of the JV	payment for sales	Not due
Company

NOTE 13 AMOUNT DUE FROM RELATED PARTY

The details for amount due from related parties as at the end of 2015 and 2014 were as below:

			2015	2014
	Eliteway		$	- $	620,410*
	Service Company		40,606,162		-
	Total due from related party		$ 40,606,162 $		620,410

			F-25

*This amount was included in Accounts ~~Receivble~~Receivable in the Company's Annual Report on Form 10-K filed on March 16, 2015. Please also refer to NOTE 10.

Mr. Hu Wangyuan was the sole shareholder and officer of Eliteway which served as an US importer of the Company's products. Mr. Hu Wangyuan is the adult son of Mr. Hu Xiaoming, the Company's Chairman and Chief Executive Officer. For the year ended December 31, 2015, 2014 and 2013, Eliteway and Mr. Hu Wangyuan were financially independent from the Company. The transactions between the Company and Eliteway were carried at arm's-length without preferential terms comparing with other customers at the comparative order size or volume.

The Company has 9.5% ownership of Service Company and the Chairman and CEO of the Company, Mr.Hu, has 13% ownership of Service Company. The main transactions between the Company and the Service Company are those the Service Company bought battery for the speed upgrade and EV parts for repairing and maintenance for its operating electric vehicles.

NOTE 14 – PLANT AND EQUIPMENT

Plant and equipment for the years ended December 31, 2015 and 2014 consisted of the following:

	December 31,	December 31,
	2015	2014
At cost:
Buildings	$ 13,883,211	$ 14,492,949
Machinery and equipment	7,804,097	7,916,281
Office equipment	395,328	283,494
Motor vehicles	335,227	355,547
Moulds	32,931,740	34,523,167
	55,349,603	57,571,438
Less : Accumulated
depreciation
Buildings	$ (3,755,582)	$ (3,480,417)
Machinery and equipment	(7,108,925)	(7,371,047)
Office equipment	(249,378)	(220,944)
Motor vehicles	(271,495)	(254,331)
Moulds	(23,385,363)	(19,972,647)
	(34,770,743)	(31,299,386)
Less: provision for impairment
	(53,734)	(56,696)
for fixed assets
Plant and equipment, net	$ 20,525,126	$ 26,215,356

As of December 31, 2015 and 2014, the net book value of plant and equipment pledged as collateral for the Company's bank loans were $9,949,661 and $10,816,480, respectively.

Depreciation expenses for the years ended December 31, 2015, 2014 and 2013 were $5,322,613, $5,110,681 and $7,273,260, respectively.

F-26

NOTE 15 – LAND USE RIGHTS

The Company’s land use rights consist of the following:

	December	December
	31,	31,
	2015	2014
Cost of land use rights	$ 15,276,957	$ 17,786,170
Less: Accumulated amortization	(2,341,835)	(2,137,018)
Land use rights, net	$ 12,935,122	$ 15,649,152

As of December 31, 2015 and 2014, the net book value of the land use rights pledged as collateral for the Company's bank loans were $9,512,598 and $9,665,834 respectively. Also see Note 17.

The amortization expense for the years ended December 31, 2015, 2014 and 2013 were $384,072, $378,689 and $353,568, respectively.

Amortization expense for the next five years and thereafter is as follows:

2016 (twelve months)	$ 384,072
2017	384,072
2018	384,072
2019	384,072
2020	384,072
Thereafter	11,014,762
Total	$ 12,935,122

NOTE 16 - CONSTRUCTION-IN-PROGRESS (As Restated)

As of December 31, 2015, ~~a total amount of advances~~the advance to a supplier of RMB ~~353~~304,000,000, or $~~54,368,753~~46,821,816 of, made by Kandi Hainan to Nanjing Shangtong Auto Technologies Co., Ltd. (“Nanjing Shangtong”) for equipment purchases was included in Construction in Process (“CIP”). None of the CIP was transferred to property, plant and equipment as of December 31, 2015.

Because the government of Hainan Province is enforcing a new plan to centralize the manufacturing in designated industry park, the Wanning facility will be reallocated from Wanning City to Haikou City. In addition, all related expenses and assets disposal caused by the relocation were compensated by the local government.

No depreciation is provided for CIP until such time as the facility is completed and placed into operation.

The contractual obligation under CIP of the Company as of December 31, 2015 is as follow:

F-27

Total CIP as of
	December 31,	Contracted but	Total contract
	2015	not provided for	~~amount~~Amount
	As Restated		(As Restated)

Kandi Hainan facility	$ ~~$~~ 46,821,816 ~~54,368,753~~$~~$~~	6,468,803 $ ~~60,837,556~~53,290,619
Total	$ ~~$~~ 46,821,816 ~~54,368,753~~$~~$~~	6,468,803 $ ~~60,837,556~~53,290,619

As of December 31, 2015 and 2014, the Company had CIP amounting to $~~54,368,753~~46,821,816 and $~~58,510,051~~50,547,103, respectively.

No interest expense has been capitalized for CIP for the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 17 – SHORT-TERM BANK LOANS
Short-term loans are summarized as follows:

	December 31,	December 31,
	2015	2014
Loans from China Ever-bright Bank
Interest rate up 18% based on the base rate (The current base rate for one-year loan is
7.08%, effective from March 1, 2015), paid off on May 11, 2015, secured by the assets of the Company, guaranteed by Mr. Hu Xiaoming, Nanlong Group Co., Ltd.
and Zhejiang Mengdeli Electric Co., Ltd.	-	12,675,713
Interest rate 4.698% per annum, due October 28, 2016, secured by the assets of the
Company, guaranteed by Mr. Hu Xiaoming and his wife.	12,013,492	-
Loans from China Ever-growing Bank
Interest rate up 20% based on the base rate (The current base rate for one-year loan is
7.20%, effective from March 1, 2015), paid off on April 22, 2015, guaranteed by Mr.
Hu Xiaoming, Ms. Ling Yueping, and Zhejiang Shuguang industrial Co., Ltd.	-	3,250,183
Loans from Hangzhou Bank
Interest rate 6.00% per annum, paid off on October 13, 2015, secured by the assets of
the Company. Also see Note 14 and Note 15.	-	7,930,446
Interest rate 4.60% per annum, due October 13, 2016, secured by the assets of the
Company. Also see Note 14 and Note 15.	7,516,134	-
Interest rate 6.00% per annum, paid off on July 9, 2015, secured by the assets of the
Company. Also see Note 14 and Note 15.	-	11,733,160
Interest rate 4.82% per annum, due July 2, 2016, secured by the assets of the
Company. Also see Note 14 and Note 15.	7,700,956	-
Interest rate 4.85% per annum, due July 12, 2016, secured by the assets of the
Company. Also see Note 14 and Note 15.	3,419,225	-
Interest rate at 5.35% per annum, due March 23, 2016, secured by the assets of the
Company. Also see Note 14 and Note 15.	6,006,746	-
	$36,656,553	$ 35,589,502

F-28

The interest expense of the short-term bank loans for the years ended December 31, 2015, 2014 and 2013 were $2,176,092, $3,480,646 and $2,302,389, respectively.

As of December 31, 2015, the aggregate amount of short-term loans that was guaranteed by various third parties was $0.

As of December 31, 2014, the aggregate amount of short-term loans that was guaranteed by various third parties was $15,925,896:

  $12,675,713 was guaranteed by Zhejiang Mengdeli Electric Co Ltd (“ZMEC”);
  $3,250,183 was guaranteed by Zhejiang Shuguang industrial Co., Ltd., whose bank loan of $4,875,274 was guaranteed by the Company.

Also see Note 25; and

- $12,675,713 was guaranteed by Nanlong Group Co., Ltd., whose bank loans of $9,750,548 was guaranteed by the Company. Also see Note 25.

It is a common business practice among companies in the region of the PRC to exchange guarantees for bank debt with no additional consideration given. It is considered a “favor for favor” business practice and is commonly required by Chinese lending banks, as in these cases.

NOTE 18 – NOTES PAYABLE

By issuing bank notes payables rather than paying cash to suppliers, the Company can defer the payments until the date the bank notes payable is due. Simultaneously, depending on the requirements of the banks, the Company may need to deposit restricted cash in banks to back up the bank notes payable, while the restricted cash deposited in the banks will generate interest income.

Notes payable for December 31, 2015 ~~ande~~and 2014 were summarized as follows:

	December	December
	31,	31,
	2015	2014
Bank acceptance notes:
Due April 30, 2015	$ -	4,062,729
Due May 4, 2015	-	826,846
Due June 2, 2015	-	812,546
Due May 12, 2016	2,310,287	-
Due June 17, 2016	1,540,191	-
Total	$ 3,850,478	5,702,121

A bank acceptance note is a promised future payment, or time draft, which is accepted and guaranteed by a bank and drawn on a deposit at the bank. The banker's acceptance specifies the amount of the funds, the date, and the person to which the payment is due.

After acceptance, the draft becomes an unconditional liability of the bank, but the holder of the draft can sell (exchange) it for cash at a discount to a buyer who is willing to wait until the maturity date for the funds in the deposit.

F-29

All the bank acceptance notes do not bear interest, but are subject to bank’s charges of 0.05% of the principal as commission on each transaction. Bank charges for notes payable were $6,891, $9,359 and $21,136 in 2015, 2014 and 2013, respectively.

$3,850,478 and $0 were held as collateral for the notes payable at December 31, 2015 and 2014.

NOTE 19 – BOND PAYABLE

On December 27, 2013, the Company issued the bond of RMB 80,000,000, or $13,000,731, to China Ever-bright Securities Co. Ltd.(“Ever-bright Securities”) and CITIC Securities Company Limited. The term of this bond was three years, and the material terms of this bond were similar to the terms of the bond the Company issued to Ever-bright Securities in 2012 which was repaid in August 2013, except that the interest rate was reduced to 11.5~~% ..~~%. Bond interest is payable on December 27 in each of 2014, 2015 and 2016. In October 2014, the Company repaid, without a prepayment penalty, all principal and interest to Ever-bright Securities and CITIC Securities Company Limited. For the year ended December 31, 2014, interest expense of $1,262,691 was paid.

There was no bond payable as of December 31, 2015 and 2014, respectively.

NOTE 20 – TAXES (As Restated)
(a) Corporation Income Tax

In accordance with the relevant tax laws and regulations of the PRC, applicable corporate income tax (“CIT”) rate is 25%. However, the Kandi Vehicle, qualified as a ~~high technology~~High and New Technology Enterprises (“HNTEs”) company in China, ~~was~~is entitled to pay a reduced income tax rate of 15~~%.~~% for the years presented, which will expire in 2017. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, Kandi Vehicle successfully re-applied for the certificates when the prior ones expired. The applicable corporate income tax rate of each of the Company’s three subsidiaries, Kandi New Energy, Yongkang Scrou and Kandi Hainan, the JV Company and its subsidiaries and the Service Company ~~was~~is 25%.

~~The Company, qualified as a high technology company in China, was entitled to pay a reduced CIT rate of 15%.~~ After combining with the research and development tax credit of 25% on certain qualified research and development expenses, the final effective ~~reduced income~~ tax rate for 2015, 2014 and 2013 was 29.47%,16.~~88% .~~44%,and -7.99%, respectively. The ~~combined tax benefits were 51.26% . The actual~~ effective tax rates for each of the years mentioned above are disclosed in the summary table of income tax ~~rate was reduced from 25% to 12.19% of the 2015 taxable corporate income~~expenses for the years ended December 31, 2015, 2014 and 2013.

According to the PRC CIT reporting system, the CIT sales cut-off base is concurrent with the value-added tax (“VAT”), which should be reported to the State Administration of Taxation (“SAT”) on a quarterly basis. Since the VAT and CIT are accounted for on a VAT tax basis that ~~recorded~~records all sales on a ~~“State~~“state provided official invoices” reporting system, the Company ~~is reporting~~reports the CIT according to the SAT prescribed tax reporting rules. Under the VAT tax reporting system, sales cut-off is not done on an accrual basis but rather on a VAT taxable reporting basis. Therefore, when the Company ~~adopted~~adopts U.S. GAAP using an accrual basis, the sales cut-off CIT timing (due to the VAT reporting system) creates a temporary sales cut-off timing difference. This difference is reflected in the deferred tax assets or liabilities calculations on the income tax estimate reported elsewhere on the report.

Effective January 1, 2007, the Company adopted the guidance in ASC 740~~, Income Taxes.~~ related to uncertain tax positions. The ~~interpretation~~guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.

F-30

Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2015, the Company did not have a liability for unrecognized tax benefits. The Company files income tax returns to the U.S. Internal Revenue Services (“IRS”) and states where the Company has operations. The Company is subject to U.S. federal or state income tax examinations by the IRS and relevant state tax authorities for years after 2006. During the periods open to examination, the Company has net operating loss carry forwards (“NOLs”) for U.S. federal and state tax purposes that have attributes from closed periods. Since these NOLs may be utilized in future periods, they remain subject to examination. The Company also files certain tax returns in China. As of December 31, 2015, the Company was not aware of any pending income tax examinations by U.S. and China tax authorities. The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2015, the Company has no accrued interest or penalties related to uncertain tax positions. The Company has not recorded a provision for U.S. federal income tax for the year ended December 31, 2015 due to the net operating loss in 2015 and an accumulated net operating loss carry forward from prior years in the United States.

Income tax expenses for the years ended December 31, 2015, 2014 and 2013 ~~is~~are summarized as follows:

For the Years Ended
December 31,

	2015	2014	2013
	As Restated	As Restated	As Restated

Current:
Provision for CIT	$ ~~6,127,228~~4,656,311	$ ~~2,414,412~~831,518	$ ~~1,593,994~~733,770
Provision for Federal Income Tax	-	-	-
Deferred:
Provision for CIT	~~-~~1,470,917	~~-~~1,582,894	~~-~~860,224
Income tax expense (benefit)	$ 6,127,228	$ 2,414,412	$ 1,593,994

The Company's income tax expense differs from the “expected” tax expense for the years ended December 31, 2015, 2014 and 2013 (computed by applying the U.S. Federal Income Tax rate of 34% and PRC Corporation Income Tax rate of 25%, respectively to income before income taxes) as follows:

		For the Years Ended
		December 31,
		~~(Unaudited)~~
	2015	2014	2013
	As Restated	As Restated	As Restated

~~Computed “expected” expense~~ Expected taxation at PRC	$ ~~(4,013,791~~5,198,181 ~~)~~	$ ~~929,405~~3,671,438	$ (~~1,381,713~~4,886,682)
statutory tax rate
~~Favorable tax rate~~ Effect of differing tax rates in different	(~~912,548~~1,256,718)	(~~611,672~~381,829)	(~~1,378,429~~2,560,814)
jurisdictions
~~Permanent differences~~ Non-taxable income	~~3,408,181~~ (4,482,892)	(~~929,318~~3,320,310)	~~361,230~~ (3,742)
Non-deductible expenses	39,081	30,369	747,833
Research and development super-deduction	$ (438,845)	$ (344,078)	$ (463,066)
Under-accrued EIT for previous years	1,519	419	173
Effect of PRC preferential tax rates	(578,484)	(267,594)	(915,363)
~~Valuation~~addition to valuation allowance	$ 7,645,386	$ 3,025,997	$ ~~3,992,906~~ 9,675,656
Income tax expense (benefit)	~~$~~ 6,127,228	~~$~~ 2,414,412	~~$~~ 1,593,994

~~F-31~~

Effective tax rate

29.47%,

16.44%

-7.99%

The tax effects of temporary differences that give rise to the Company's net deferred tax assets and liabilities as of December 31, 2015, 2014 and 2013 are summarized as follows:

			December 31,	December 31,	December 31,
			2015	2014	2013
			~~(Unaudited)~~As Restated	As Restated	As Restated
	~~Current portion:~~
	Deferred tax assets ~~(liabilities):~~:
	~~Expense~~		~~$ (272,953 )~~	~~$ (80,016 )~~	~~$ 47,224~~
~~Subtotal~~			~~(272,953 )~~	~~(80,016 )~~	~~47,224~~

	~~Deferred tax assets (liabilities):~~
	Sales cut-off difference derived from
	Value Added Tax reporting system to
	calculate PRC Corporation Income Tax
	in accordance with the PRC State
	Administration of Taxation		290,850	~~(26,226~~- ~~)~~	~~(33,518~~- ~~)~~
	PRC State Administration of Taxation	Expense	-	-	47,224
	~~Other~~		~~(2,392,821 )~~	~~(124,622 )~~	~~0~~
~~Subtotal~~			~~(2,101,971 )~~	~~(150,848 )~~	~~(33,518 )~~

~~Total deferred tax assets (liabilities) – current portion~~			~~(2,374,924 )~~	~~(230,864 )~~	~~13,706~~

	~~Non-current portion:~~
	~~Deferred tax assets (liabilities):~~
	Depreciation		~~(353,115~~- ~~)~~	~~(551,697~~- ~~)~~	81,076
	Loss carried forward		~~7,645,386~~26,394,794	~~3,025,997~~18,824,805	~~3,992,906~~17,508,948
	~~Valuation~~less:valuation allowance		(~~7,645,386~~26,394,794)	(~~3,025,997~~18,824,805)	(~~3,992,906~~17,508,948)
~~Subtotal~~ Total deferred tax assets, net of valuation allowance			~~(353,115~~290,850 ~~)~~	~~(551,697~~- ~~)~~	~~81,076~~128,300

	Deferred tax liabilities:
	Sales cut-off difference derived from Value
	Added Tax reporting system to calculate
	PRC Corporation Income Tax in accordance
	with the		-	26,226	33,518
	Expense		272,953	80,016	-
	Depreciation		353,115	551,697	-
	Other		2,392,821	124,622	-
	Accumulated other comprehensive ~~gain~~		~~(1,240,467 )~~	~~(1,715,028 )~~	~~(1,009,477 )~~
Subtotal	gain		~~(~~1,240,467 ~~)~~	~~(~~1,715,028 ~~)~~	~~(~~1,009,477 ~~)~~

Total deferred tax ~~assets – non-current portion~~liability			~~(1,593,582~~4,259,356 ~~)~~	~~(~~2,~~266,725~~497,589 ~~)~~	~~(928,401~~1,042,995 ~~)~~

	Net deferred tax ~~assets (~~liabilities~~)~~		~~$~~ (3,968,506)	~~$~~ (2,497,589)	~~$~~ (914,695)

As of December 31, 2015, the Company had net losses of approximately $26.39 Million deriving from entities in the PRC, Hong Kong and US. The net loss in the PRC and US can be carried forward for five years, to offset future net profit for income tax purposes. The net loss of entities in the PRC and US will begin to expire in 2020, if not utilized. The net loss in Hong Kong can be carried forward without an expiration date.

(b) Tax Holiday Effect

For the years ended December 31, 2015, 2014 and 2013, the PRC corporate income tax rate was 25%. Certain subsidiaries of the Company are entitled to tax exemptions (tax holidays) for the years ended December 31, 2015, 2014 and 2013.

The combined effects of the income tax expense exemptions and reductions available to the Company for the years ended December 31, 2015, 2014 and 2013 are as follows:

F-~~32~~33

For the Years Ended
December 31,
~~(Unaudited)~~
	2015	2014	2013
	As Restated	As Restated	As Restated
Tax benefit (holiday) credit	$ 912,548	$ 611,672	$ 1,378,429
Basic net income per share effect	$ 0.020	$ 0.010	$ 0.040

NOTE 21 - STOCK OPTIONS AND WARRANTS

(a) Stock Options

On February 11, 2009, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 2,600,000 shares of common stock at an exercise price of $0.80 per share to ten of the Company’s employees and directors. The stock options vested ratably over three years and expire on the tenth anniversary of the grant date. The Company valued the stock options at $2,062,964 and amortized the stock compensation expense using the straight-line method over the service period from February 11, 2009 through February 11, 2012. The value of the options was estimated using the Black Scholes Model with an expected volatility of 164%, expected life of 10 years, risk-free interest rate of 2.76% and expected dividend yield of 0.00~~% .~~%. On June 30, 2011, one of the Company's directors resigned, and his 6,668 unexercised options were forfeited. As of December 31, 2013, options for 2,366,672 shares have been exercised and 6,668 options had been forfeited. As of December 31, 2014, options for 2,593,332 shares had been exercised and options for 6,668 shares had been forfeited.

On October 6, 2009, the Company executed an agreement with Wang Rui and Li Qiwen, third-party consultants, whereby Mr. Wang and Mr. Li were to provide to the Company business development services in China in exchange for options to purchase 350,000 shares of the Company’s common stock at an exercise price of $1.50 per share. Per the agreement, options to purchase 250,000 shares vested and became exercisable on March 6, 2010, and options to purchase 100,000 shares vested and became exercisable on June 6, 2010. The options are issued under and subject to the terms of the Company’s 2008 Omnibus Long-Term Incentive Plan. As of December 31, 2014, options for 250,000 shares had been exercised and 100,000 shares were forfeited due to the non-performance of services.

On May 29, 2015, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 4,900,000 shares of common stock at an exercise price of $9.72 per share to the Company’s directors, officers and senior employees. The stock options will vest ratably over three years and expire on the tenth anniversary of the grant date. The Company valued the stock options at $39,990,540 and will amortize the stock compensation expense using the straight-line method over the service period from May 29, 2015 through May 29, 2018. The value of the options was estimated using the Black Scholes Model with an expected volatility of 90%, expected life of 10 years, risk-free interest rate of 2.23% and expected dividend yield of 0.00~~% .~~%.

The following is a summary of the stock option activities of the Company:

F-~~33~~34

		Weighted
		Average
	Number of	Exercise
	Shares	Price
Outstanding as of January 1, 2014	326,660	$ 1.01
Granted	-	-
Exercised	(226,660)	0.8
Cancelled	(100,000)	1.5
Outstanding as of January 1, 2015	-	-
Granted	4,900,000	9.72
Exercised	-	-
Cancelled	-	-
Outstanding as of December 31, 2015	4,900,000	$ 9.72

The fair value per share of the 4,900,000 options issued to the employees and directors on May 29, 2015 is $8.1613 per share.

(b) Warrants

On June 26, 2013, the Company entered into a securities purchase agreement (the “2013 Securities Purchase Agreement”) with certain institutional investors (the “Third Round Investors”) that closed on July 1, 2013, pursuant to which the Company sold to the Third Round Investors, in a registered direct offering, an aggregate of 4,376,036 shares of the Company’s common stock at a negotiated purchase price of $6.03 per share. Under the 2013 Securities Purchase Agreement, the Third Round Investors also received Series A warrants for the purchase of up to 1,750,415 shares of the Company’s common stock at an exercise price of $7.24 per share and an option to make an additional investment in the form of Series B warrants and Series C warrants, Series B warrants to purchase a maximum aggregate of 728,936 shares of the Company’s common stock at an exercise price of $7.24 per share and Series C warrants to purchase a maximum aggregate of 291,574 shares of the Company’s common stock at an exercise price of $8.69 (the “Third Round Warrants”). As of June 30, 2014, all the Third Round Warrants had been exercised on a cash basis. In addition, the placement agent for this transaction also received warrants for the purchase of up to 262,562 shares of the Company’s common stock at an exercise price of $7.24 per share (the “Third Round Placement Agent Warrants”), which will expire on July 1, 2016, with a fair value of $4.23 per share.

On January 15, 2014, the Company sold to certain institutional investors warrants to purchase an aggregate of 1,429,393 shares of the Company’s common stock at an exercise price of $15 per share (the “January 2014 Warrants”)for a total purchase price of approximately $14,294. According to the warrant subscription agreement by and among the Company and the holders, the exercise price was reduced by a credit of $0.01, which reflected the price per warrant share paid in connection with the issuance of the January 2014 Warrants. Consequently, the effective exercise price per warrant share is $14.99. The January 2014 Warrants expired on January 30, 2015 and no investors exercised their warrants.

On March 19, 2014, the Company entered into a securities purchase agreement with certain purchasers (the “Fourth Round Investors”), pursuant to which the Company sold to the Fourth Round Investors, in a registered direct offering, an aggregate of 606,000 shares of common stock, at a negotiated purchase price of $18.24 per share, for aggregate gross proceeds to the Company of approximately $11,053,440, before deducting fees to the placement agent and other estimated offering expenses payable by the Company. As part of the transaction, the Fourth Round Investors also received warrants for the purchase of up to 90,900 shares of the Company’s common stock at an exercise price of $22.80 per share (the “Fourth Round Warrants”). In addition, the placement agent for this transaction also received warrants for the purchase of up to 36,360 shares of the Company’s common stock at an exercise price of $22.80 per share, which was adjusted to $9.72 on July 27, 2015. The Fourth Round Warrants have a term of eighteen months and are exercisable by the holders at any time after the date of issuance. On August 8, 2015, the Company extended the expiration date of these warrants from September 21, 2015 to January 20, 2016, amoung these warrants, 44,783 share were exercised in January 2016 and the rest warrant shares were expired and no ererise. As of December 31, 2015, the fair value of the Fourth Round Warrants was $1.39 per share.

F-~~34~~35

On September 4, 2014, the Company entered in a securities purchase agreement with certain purchasers (the “Fifth Round Investors”), pursuant to which the Company sold to the Fifth Round Investors, in a registered direct offering, an aggregate of 4,127,908 shares of its common stock at a price of $17.20 per share, for aggregate gross proceeds to the Company of approximately $71 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company (the “Fifth Round Financing”). As part of the transaction, the Fifth Round Investors also received warrants for the purchase of up to 743,024 shares of the Company’s common stock at an exercise price of $21.50 per share (the “Fifth Round Warrants”), which was adjusted to $9.72 on July 27, 2015. The Fifth Round Warrants have a term of seventeen months and are exercisable by the holders at any time after the date of issuance. On August 8, 2015, the Company extended the expiration date of these warrants from February 4, 2016 to June 3, 2016. In addition, the placement agent for this transaction also received warrants for the purchase of up to 206,395 shares of the Company’s common stock at an exercise price of $20.64 per share,which was adjusted to as exercise price of $9.72 per share in December 2015 due to its financial consulting service. The placement agent’s warrants are exercisable for a term of seventeen months after the six months from the issuance. As of December 31, 2015, the fair value of the Fifth Round Warrants was $2.62 per share and the fair value of the Fifth Round Placement Agent Warrants was $2.84 per share.

In addition, any Fifth Round Investor that invested more than $30 million in the initial offering of shares and warrants in the Fifth Round Financing had an option to purchase its pro rata share of up to a $30 million of shares, or 1,744,186 shares of common stock, and its pro rata share of warrants to purchase an aggregate of up to 313,954 shares of the Company’s common stock at $17.20 for a period commencing on September 4, 2014 and ending on November 17, 2014. As of November 17, 2014, none of the Fifth Round Investors that invested more than $30 million in the initial offering of shares and warrants in the Fifth Round Financing exercised this option and such option expired.

NOTE 22 – STOCK AWARD

In connection with the appointment of Mr. Henry Yu as a member of the Board of Directors (the “Board”), and as compensation, the Board authorized the Company to provide Mr. Henry Yu with 5,000 shares of Company's restricted common stock every six months, beginning in July 2011.

As compensation for having Mr. Jerry Lewin to serve as a member of the Board, the Board authorized the Company to provide Mr. Jerry Lewin with 5,000 shares of Company's restricted common stock every six months, beginning in August 2011.

As compensation for having Ms. Kewa Luo to serve as the Company’s investor relation officer, the Board authorized the Company to provide Ms. Kewa Luo with 5,000 shares of Company's common stock every six months, beginning in September 2013.

As compensation for having Mr. Wei Chen serve as CEO assistant, the Board authorized the issuance by the Company to Mr. Chen 10,000 shares of Company’s common stock every year beginning in January 2012 ending December 31, 2013 and 2,500 shares of Company’s common stock every three months, beginning in January 2014 until May 30, 2014. As of June 1, 2014, Mr. Chen was no longer with the Company.

The fair value of stock awards based on service is determined based on the closing price of the common stock on the date the shares are granted. The compensation costs for awards of common stock are recognized over the requisite service period of six months.

On December 30, 2013, the Board approved a proposal (as submitted by the Compensation Committee) of an award for selected executives and other key employees comprising a total of 335,000 shares of common stock for each fiscal year, beginning with the 2013 fiscal year, under the Company’s 2008 Omnibus Long-Term Incentive Plan (the “Plan”), if the Company’s “Non-GAAP Net Income” for the current fiscal year increased by 10% comparing to that of the prior year. The specific number of shares of common stock to be issued in respect of such award could proportionally increase or decrease if the actual Non-GAAP Net Income increase is more or less than 10%. “Non-GAAP Net Income” means the Company’s net income for a particular year calculated in accordance with GAAP, excluding option-related expenses, stock award expenses, and the effects caused by the change of fair value of financial derivatives. For example, if Non-GAAP Net Income for the 2014 fiscal year increased by 10% compared to the Non-GAAP Net Income for the 2013 fiscal year, the selected executives and other key employees each would be granted his or her target amount of common stock of the Company. If Non-GAAP Net Income in 2014 is less than Non-GAAP Net Income in 2013, then no common stock would be granted. If Non-GAAP Net Income in 2014 increased compared to Non-GAAP Net Income in 2013 but the increase is less than 10%, then the target amount of the common stock grant would be proportionately decreased. If Non-GAAP Net Income in 2014 increased compared to Non- GAAP Net Income in 2013 but the increase is more than 10%, then the target amount of the common stock grant would be proportionately increased up to 200% of the target amount. Any such increase in the grant would be subject to the total number of shares available under the Plan, and the Company’s Board and shareholders will need to approve an increase in the number of shares reserved under the Plan if the number of shares originally reserved is used up. On May 20, 2015, the shareholders of the Company approved an increase of 9,000,000 shares under the Plan at its annual meeting. The fair value of each award granted under the Plan is determined based on the closing price of the Company’s stock on the date of grant of the award. To the extent that the performance goal is not met and so no shares become due, no compensation cost is recognized and any recognized compensation cost during the applicable year is reversed. The number of shares of common stock granted under the Plan with respect to fiscal 2014 was 670,000 shares based on the Non-GAAP Net Income of the year of 2014. The compensation expense is recognized in General and Administrative Expenses. On April 23, 2015 and June 7, 2015, the Company granted 550,000 shares and 120,000 shares, respectively, to the senior management and key employees as year 2014 performance awards. The number of shares of common stock granted under the Plan with respect to fiscal 2015 was 670,000 shares based on the Non-GAAP Net Income of the year of 2015.

NOTE 23 – INTANGIBLE ASSETS

The following table provides the gross carrying value and accumulated amortization for each major class of intangible assets other than goodwill:

F-~~36~~37

		December 31,	December 31,
	Remaining useful life	2015	2014
Gross carrying amount:
Trade name	6 years	$ 492,235	$ 492,235
Customer relations	6 years	304,086	304,086
		796,321	796,321
Less : Accumulated amortization
Trade name		$ (186,069)	$ (135,323)
Customer relations		(114,946)	(83,597)
		(301,015)	(218,920)
Intangible assets, net		$ 495,306	$ 577,401

The aggregate amortization expenses for those intangible assets that continue to be amortized is reflected in amortization of intangible assets in the Consolidated Statements of Income and Comprehensive Income and were $82,095, $82,095 and $82,095 for the years ended December 31, 2015, 2014 and 2013, respectively.

Amortization expenses for the next five years and thereafter is as follows:

2016	$ 82,095
2017	82,095
2018	82,095
2019	82,095
2020	82,095
Thereafter	84,831
Total	$ 495,306

NOTE 24 – SUMMARIZED INFORMATION OF INVESTMENT IN THE JV COMPANY (As Restated)

In March 2013, pursuant to a joint venture agreement (the “JV Agreement”) entered into between Kandi Vehicles and Shanghai Maple Guorun Automobile Co., Ltd. (“Shanghai Guorun”), a 99%-owned subsidiary of Geely Automobile Holdings Ltd. (“Geely”), the parties established Zhejiang Kandi Electric Vehicles Co., Ltd. (the “JV Company”) to develop, manufacture and sell electric vehicles (“EVs”) and related auto parts. Each of Kandi Vehicles and Shanghai Guorun has 50% ownership interest in the JV Company. In the fourth quarter of 2013, Kandi Vehicles entered into an ownership transfer agreement with the JV Company pursuant to which Kandi Vehicles transferred 100% of its ownership in Kandi Changxing to the JV Company. As a result, the Company indirectly has 50% economic interest in Kandi Changxing through its 50% ownership interest in the JV Company after this transfer. In November 2013, Zhejiang Kandi Electric Vehicles Jinhua Co., Ltd. (“Kandi Jinhua”) was formed by the JV Company. The JV Company has 100% ownership interest in Kandi Jinhua, and the Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest in Kandi Jinhua. In November 2013, Zhejiang JiHeKang Electric Vehicle Sales Co., Ltd. (“JiHeKang”) was formed by the JV Company. The JV Company has 100% ownership interest in JiHeKang, and the Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest in JiHeKang. In December 2013, the JV Company entered into an ownership transfer agreement with Shanghai Guorun pursuant to which the JV Company acquired 100% ownership of Kandi Electric Vehicles (Shanghai) Co., Ltd. (“Kandi Shanghai”). As a result, Kandi Shanghai is a wholly-owned subsidiary of the JV Company, and the Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest in Kandi Shanghai. In January 2014, Zhejiang Kandi Electric Vehicles Jiangsu Co., Ltd. (“Kandi Jiangsu”) was formed by the JV Company. The JV Company has 100% ownership interest in Kandi Jiangsu, and the Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest in Kandi Jiangsu. In addition, In July 2013, Zhejiang ZuoZhongYou Electric Vehicle Service Co., Ltd. (the “Service Company”) was formed. The JV Company has a 19% ownership interest in the Service Company. In March 2014, the JV Company changed its name to Kandi Electric Vehicles Group Co., Ltd. In August 2015, the JV Company transferred its shares of the Service Company to Shanghai Guorun and Kandi Vehicles for 9.5% respectively. As the result, the JV Company no longer has any ownership of the Service Company since the transfer. In November 2015, Hangzhou Puma Investment Management Co,. Ltd.(“Puma Investment”) was formed by the JV Company. The JV Company has 50% ownership interest in Puma Investment and the Company, indirectly through its 50% ownership interest in the JV Company, has 25% economic interest in Puma Investment.In November 2015,Hangzhou JiHeKang Electric Vehicle Service Co., Ltd. (“JiHeKang Service Company”) was formed by the JV Company. The JV Company has 100% ownership interest in JiHeKang Service Company and the Company, indirectly through its 50% ownership interest in the JV Company, has 50% economic interest in JiHeKang Service Company.

F-~~37~~38

As of the year ended December 31, 2015, the JV Company consolidated the following entities on its financial statements: (1) 100% interest in Kandi Changxing; (2) 100% interest in Kandi Jinhua; (3) 100% interest in JiHeKang; (4) 100% interest in Kandi Shanghai; and (5) 100% interest in Kandi Jiangsu;(6) 100% interest in JiHeKang Service; and (7) 50% interest in Puma Investment.

The Company accounted for its investments in the JV Company under the equity method of accounting as the Company has 50% ownership interest in the JV Company. Therefore, the Company’s consolidated net income for the year Ended December 31, 2015 and 2014 included equity income from the JV Company during such periods.

The combined results of operations and financial position of the JV Company are summarized below:

		Years ended
		December 31,
	2015	2014	2013
Condensed
income
statement
information:
Net sales $	362,715,996	$ 215,537,203	$ 15,212,347
Gross	59,635,845	41,889,144	(1,279,914)
income
% of net	16.4%	19.4%	-8.4%
sales
Net income	23,323,128	7,526,164	(3,020,756)
% of net	6.4%	3.5%	-19.9%
sales
Company’s $	11,661,564	$ 3,763,082	$ (1,510,378)
equity in net
income of
JV

		~~F-38~~

		Three months ended
		December 31,
	2015	2014	2013
Condensed
income
statement
information:
Net sales $	164,750,714	$ 88,773,410	$ 15,212,347
Gross	27,677,165	27,944,246	(1,279,914)
income
% of net	16.8%	31.5%	-8.4%
sales
Net income	19,322,347	743,892	(2,780,723)
% of net	11.7%	0.8%	-18.3%
sales
~~Company’s~~
~~equity in net~~ $	9,661,173	$ 371,946	$ (1,390,362)
~~income of~~
~~JV~~

		F-39

	December 31,	December 31,
	2015	2014
Condensed balance sheet information:
Current assets	$ 455,368,595	$ 262,543,256
Noncurrent assets	191,145,583	194,229,114
Total assets	$ 646,514,178	$ 456,772,370
Current liabilities	429,487,683	280,779,432
Noncurrent liabilities	36,348,514	9,006,787
Equity	180,677,981	166,986,151
Total liabilities and equity	$ 646,514,178	$ 456,772,370

For the year ended December 31, 2015, the JV Company’s revenues were $362,715,996, an increase of 68.28% from $215,537,203 for the year ended December 31, 2014. For the three months ended December 31, 2015, the JV Company’s revenues were $164,750,714, an increase of 85.59% from $88,773,410 for the three months ended December 31, 2014. The revenue was primarily derived from the sales of EV products in the PRC with a total of 24,220 units sold during the year 2015, among which, a total of 12,100 units of EV products were sold during the three months ended December 31, 2015. The growth of sales of EV products was mainly driven by the demand from the MPT program. For the year ended December 31, 2015, the JV Company recorded a net profit of $23,323,128 as compared to $7,526,164 for the year ended December 31, 2014. For the three months ended December 31, 2015, the JV Company recorded a net profit of $19,322,347 as compared to $743,892 for the three months ended December 31, 2014. As the Company only has 50% ownership interest in the JV Company and accounted for its investments in the JV Company under the equity method of accounting, the Company didn’t consolidate the JV Company’s financial results but included equity income from the JV Company during such periods, which were a share of profit of $11,661,564 and $3,763,082 for the years ended December 31, 2015 and 2014, respectively.

Note: The following table illustrates the captions used in the Company’s Income Statements for its equity basis investments in the JV Company.

Changes in the Company’s equity method investment in JV Company for the year ended December 31, 2015 and 2014 are as follows:

	Years ended
	December 31,
	2015	2014
Investment in JV Company, beginning of the period,	$ 83,309,095	$ 79,331,930
Share of profit	11,661,564	3,763,082
Intercompany transaction elimination	(1,135)	(184,138)
Year 2014 unrealized profit realized	181,426	911,322
Exchange difference	(4,813,051)	(513,101)
Investment in JV Company, end of the period	$ 90,337,899	$ 83,309,095

Sales to the Company’s customers, the JV Company and its subsidiaries, for the year ended December 31, 2015 were $152,247,082 or 76% of the Company’s total revenue for the year, an increase of 29.3% of the sales to the JV Company from the previous year. Sales to the JV Company and its subsidiaries for the three months ended December 31, 2015 were $45,787,956 or 78% of total revenue for that three months period.

F-40

The sales to the JV Company and its subsidiaries were primarily the sales of battery packs, body parts, EV drive motors, EV controllers, air conditioning units and other auto parts, the breakdown of the sales to the JV Company and its ~~subsideries~~subsidiaries as follows:

		~~Years~~Year ended
		December 31,
	2015	~~2014~~	2013
		2014
			As Restated
JV Company	$ 67,729,570	$ -	$ -
Kandi Changxing	44,019,899	65,342,342	11,223,823
Kandi Shanghai	39,708,548	39,412,740	-
Kandi Jinhua	789,065	12,952,070	-
Total sales to JV	$ 152,247,082	$ 117,707,152	$ 11,223,823

The following tables summarize the effects of transactions including sales and purchases with JV:

		~~Years~~Year ended
		December 31,
	2015	~~2014~~	2013
		2014
			As Restated
Sales to JV	$ 152,247,082	$ 117,707,152	$ 11,223,823
Purchase from JV	$ 55,179	$ 356,609	$ 487,453

As of the years ended 2015 and 2014, the amount due from the JV Company and its subsidieries, net was $76,172,471 and $51,450,612, respectively, of which the majority was the balances with the JV Company, Kandi Jinhua, Kandi Changxing and Kandi Shanghai. The breakdown was as below:

	December 31,	December 31,
	2015	2014

Kandi Shanghai	$ (4,488,379)	$ 6,978,618
Kandi Changxing	3,249,445	7,359,202
Kandi Jinhua	6,218,177	12,736,420
Kandi Jiangsu	11,453	-
JV Company	71,181,775	24,376,372
Consolidated JV	$ 76,172,471	$ 51,450,612

Within the receivables from the JV Company, the $23,102,869 was a one-year entrusted loan that Kandi Vehicle lent to the JV Company from December 16, 2015 to June 15, 2016 carrying an annual interest rate determined by using the People's Bank of China floating benchmark lending rate on the date of withdraw plus 5% of that rate. The rate will not be adjusted after the withdraw during the lending period, which was 8.7~~% .~~%. The loan was organized by Bank of Communications Hangzhou Zhongan Branch as the agent bank between Kandi Vehicle and the JV Company. Entrusted loans are commonly found in China, where direct borrowing and lending between commercial enterprises are restricted.

NOTE 25 - COMMITMENTS AND CONTINGENCIES
Guarantees and pledged collateral for third party bank loans

As of December 31, 2015 and 2014, the Company provided guarantees for the following third parties:

F-41

(1) Guarantees for bank loans

	December 31,	December 31,
Guarantee provided to	2015	2014
Zhejiang Kangli Metal Manufacturing Company.	$ 0	$ 4,875,274
Zhejiang Shuguang industrial Co., Ltd.	4,466,555	4,875,274
Nanlong Group Co., Ltd.	3,080,383	9,750,548
Kandi Electric Vehicles Group Co., Ltd.	50,056,216	0
Total	$ 57,603,154	$ 19,501,096

On March 15, 2013, the Company entered into a guarantee contract to serve as the guarantor of Nanlong Group Co., Ltd.(“NGCL”) from March 15, 2016 to March 15, 2018 for NGCL's loan amount of $3,080,383 from Shanghai Pudong Development Bank Jinhua Branch with related loan period from March 15, 2013 to March 15,2016.NGCL is not related to the Company. Under this guarantee contract, the Company agreed to perform all obligations of NGCL under the loan contract if NGCL fails to perform its obligations as set forth therein.

On July 20, 2015, the Company entered into a guarantee contract to serve as the guarantor for the JV Company from July 20, 2016 to July 19, 2018 for the bank loans of $11,551,434 from Bank of China with related loan period from July 20, 2015 to July 19, 2016. Under this guarantee contract, the Company agreed to perform all obligations of the JV Company under the loan contract if the JV Company fails to perform its obligations as set forth therein.

On September 29, 2015, the Company entered into a guarantee contract to serve as the guarantor of Zhejiang Shuguang Industrial Co., Ltd. (“ZSICL”) from September 29, 2015 to September 28, 2018 for the bank loan amount of $4,466,555 from Ping An Bank with related loan period from September 29, 2015 to September 28, 2016. ZSICL is not related to the Company. Under this guarantee contract, the Company agreed to perform all obligations of ZSICL under the loan contract if ZSICL fails to perform its obligations as set forth therein.

On December 14, 2015, the Company entered into a guarantee contract to serve as the guarantor for the JV Company from December 14, 2016 to December 13, 2018 for the bank loans of $38,504,782 from China Import & Export Bank with related loan period from December 14, 2015 to December 13, 2016. Under this guarantee contract, the Company agreed to perform all obligations of the JV Company under the loan contract if the JV Company fails to perform its obligations as set forth therein.

(2) Pledged collateral for a third party's bank loans

As of December 31, 2015 and 2014, none of the Company's land use rights or plant and equipment were pledged as collateral securing bank loans to third parties.

NOTE 26 – SEGMENT REPORTING

The Company has only one single operating segment. The Company's revenue and long-lived assets are primarily derived from and located in the PRC. The Company only operates in China.

The following table sets forth revenues by geographic area:

F-42

			Years Ended December 31
	2015			2014	2013
	Sales Revenue	Percentage	Sales Revenue	Percentage	Sales Revenue	Percentage
Overseas	$ 4,713,441	2%	$ 8,629,824	5%	$ 9,301,755	10%
China	196,355,732	98%	161,599,182	95%	85,234,290	90%
Total	$ 201,069,173	100%	$ 170,229,006	100%	$ 94,536,045	100%

NOTE 27 – Related Party Transactions

The Board of Directors must approve all related party transactions. All material related party transactions will be made or entered into on terms that are no less favorable to the Company than can be obtained from unaffiliated third parties.

The following table lists the sales to related parties during the years of 2015, 2014 and 2013:

	2015	2014	2013

Eliteway	$ -	$ 2,981,944	$ 6,906,807
Service Company	42,032,060	-	-
Total	$ 42,032,060	$ 2,981,944	$ 6,906,807

Mr. Hu Wangyuan was the sole shareholder and officer of Eliteway which served as an US importer of the Company's products. Mr. Hu Wangyuan is the adult son of Mr. Hu Xiaoming, the Company's Chairman and Chief Executive Officer. For the years ended December 31, 2015, 2014 and 2013, Eliteway and Mr. Hu Wangyuan were financially independent from the Company. The transactions between the Company and Eliteway were carried at arm's-length without preferential terms comparing with other customers at the comparative order size or volume.

The Company has 9.5% ownership of the Service Company and Mr.Hu, Chairman and CEO of the Company, has 13% ownership of the Service Company. The main transactions between the Company and the Service Company is that the Service Company needs to buy battery for the speed upgrade and also EV parts for the repairing and maintenance for its operating electric vehicles.

~~Item 9. Changes in and Disagreements with Accountants on Accounting and~~ Note 28 - Restatements of Previously Issued Financial ~~Disclosure.~~

~~None.~~

~~Item 9A. Controls and Procedures.~~
~~(a) Evaluation of Disclosure Controls and Procedures~~Statements

The Company has ~~evaluated, under the supervision of the Company's Chief Executive Officer and the Chief Financial Officer, the effectiveness of disclosure controls and procedures as of December 31, 2015. This is done in order to ensure that information the Company is required to disclose in reports that are filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure~~restated its consolidated financial statements as of and for the years ended December 31, 2015 and 2014. The Restatements reflect the adjustments to correct errors identified by management during the Company’s normal closing process, in the course of the Company’s regularly scheduled audit, and during the course of the preparation of the responses to the comments from the staff of the SEC Division of Corporate Finance. The Restatements reflect adjustments to include separate audited financial statements for our equity investment in the JV Company and to correct errors in the classification of notes receivables and notes payables in the statements of cash flows, the revision in our financial statement presentation to separately identify certain accounts on the face of Balance Sheets and the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), the amendments in Note 20 – Taxes of the Notes to our Consolidated Financial Statements, the adjustment of previously recorded construction-in-progress back to prepayment in Note 16 -Construction-in-Progress of the Notes to our Consolidated Financial Statements, the correction to expand two tables of sales to and purchases from the JV Company in Note 24 - Summarized Information of Investment in the JV Company of the Notes to our Consolidated Financial Statements from two years to three years and the correction to remove “unaudited” label from certain tables in Note 20 - Taxes of the Notes to our Consolidated Financial Statements.

~~Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2015.~~

~~(b) Management's Annual Report on Internal Control Over Financial Reporting~~

~~Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 (f) and 15d-15(f) under Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.~~

~~The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.~~

~~45~~

~~All internal control systems, no matter how well designed, have inherent limitations, so that no evaluation of controls can provide absolute assurance that all control issues are detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, any current evaluation of controls cannot and should not be projected to future periods.~~

~~Management conducted an assessment of the effectiveness of our system of internal control over financial reporting as of December 31, 2015, the last day of our fiscal year. This assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and included an evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. Based on management's evaluation under the 2013 COSO framework, management concluded that the Company's internal controls over financial reporting were effective as of December 31, 2015.~~

~~We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.~~

~~Our independent registered public accounting firm, AWC (CPA) Limited, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015 as stated in their report which is attached to the auditors’ report included under item 8 of this report.~~

~~(c) Changes in Internal Control Over Financial Reporting~~

~~There had been no changes in the Company's internal control over financial reporting identified in connection with the above evaluation that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.~~

~~Item 9B. Other Information.~~

~~None~~

~~46~~

The Restatements had no effect on net income. The effect of the Restatements on the Company’s Balance Sheets and the Statement of Cash Flows is not material. The nature and impact of these adjustments are described below and detailed in the tables below.

Separate Audited Financial Statements for the JV Company:

• We previously included the condensed income statement information for the year ended December 31, 2015 and 2014 and the condensed balance sheet information at December 31, 2015 for the JV Company in Note 24 - Summarized Information of Investment in the JV Company. Pursuant to Rule 3-09 of Regulation S-X, the requirement to file separate financial statements in regard to our investment in the JV Company has met. We include separate audited financial statements for the JV Company in this Form 10-K/A. BDO China Shu Lun Pan Certified Public Accountants LLP, a PCAOB-registered firm, has audited the financial statements for the relevant periods.

Revision in Consolidated Statements of Cash Flows:

• For the years ended December 31, 2015, 2014 and 2013, $122,440,599, $15,254,847 and $0, respectively, were previously reported as an issuance of notes receivables in cash flow from investing activities in the statement of cash flows, which represent the settlement of the trade receivables with notes receivables. This classification as issuance of notes receivables in cash flow from investing activities was not correct. In this Form 10-K/A, the receipts of notes receivable for the settlement of trade receivables are reported as a noncash activity in the schedule of noncash transactions in the statement of cash flows.

• For the years ended December 31, 2015, 2014 and 2013, $120,815,961, $14,311,483 and $0, respectively, were previously reported as repayments of notes receivable in the investing section of the statement of cash flows, which represent the collections of the notes receivables or the assignment of the notes receivable to our suppliers to settle the accounts payables. This classification as repayments of notes receivables in cash flow from investing activities was not correct. In this Form 10-K/A, for the years ended December 31, 2015, 2014 and 2013, $1,708,224, $0 and $0, respectively, of the cash receipts from the collection of notes receivables are reported as an activity in the cash flow from operating activities in the statement of cash flows and $119,107,737, $14,311,483 and $0 of the assignment of the notes receivable to our suppliers to settle the accounts payables as noncash activity in the schedule of noncash transactions.

• For the years ended December 31, 2015, 2014 and 2013, $13,781,830, $5,707,027 and $3,549,435, respectively, were previously reported as the proceeds from notes payables in the financing section of the statement of cash flows, which represent the settlement of accounts payable with notes payables. This classification as proceeds from notes payables in cash flow from financing activities was not correct. In this Form 10-K/A, the settlement of accounts payables with notes payable are reported as a noncash activity in the schedule of noncash transactions in the statement of cash flows.

These errors resulted in misstatements in our Consolidated Statements of Cash Flows for the years December 31, 2015, 2014 and 2013 are corrected as follows:

~~PART III~~

~~Item 10. Directors, Executive Officers and Corporate Governance~~

~~The following table sets forth certain information regarding our executive officers and members~~KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the ~~Company's board of directors (the “Board of Directors”) as of~~Year Ended December 31, 2015~~:~~

~~Name~~	~~Age~~ As Previously	~~Position~~	Reclassification ~~Served From~~	As Restated
Reported

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income(loss)	$ 14,665,495	$	$14,665,495
Adjustments to reconcile net income to net cash provided
by operating activities
Depreciation and amortization	5,788,780	5,788,780
Assets Impairments	194,366	194,366
Deferred taxes	1,446,345	1,446,345
Change in fair value of financial instruments	(8,519,295)	(8,519,295)
Loss (income) in investment in associated companies	0	0
Share of profit after tax of JV Company	(11,841,855)	(11,841,855)
Decrease in reserve for fixed assets	0	0
Stock Compensation cost	22,306,987	22,306,987

~~Hu~~	~~59~~	~~Chairman of the Board,~~
~~Xiaoming~~	~~President and Chief Executive~~
~~Officer~~ Changes in operating
assets and liabilities, net of
effects of acquisition:	~~June 2007~~
~~Wang Cheng (Henry)~~ (Increase) Decrease In:	~~Chief~~
~~Financial~~
~~Officer,~~
~~43~~	~~Director~~	~~May 2015~~
Accounts receivable	7,052,626	(23,292,896)	(16,240,270)
Notes receivable	1,708,223	1,708,223
Inventories	~~Chen Liming (1),~~	~~Director~~	~~May 2012~~
~~(2), (3)~~ (3,497,460)	~~79~~	~~(Independent)~~	(3,497,460)
~~Qian Jingsong~~ Other receivables	~~55~~ (193,954)	~~Director~~	~~January 2011~~	(193,954)
Due from employee	(7,596)	(7,596)
Prepayments and prepaid expenses	6,664,779	6,664,779
Amount due from the JV Company	(28,519,360)	(99,147,703)	(127,667,063)
Amount due from related parties	(42,249,905)	(42,249,905)

Increase (Decrease) In:
Accounts payable	31,814,545	132,889,567	164,704,112
Other payables and accrued liabilities	5,300,095	5,300,095
Notes payable	0	(15,398,471)	(15,398,471)
Customer deposits	~~Ni Guangzheng~~	~~Director~~	~~November 2010~~
~~(2), (3)~~ (2,496,382)	~~77~~	~~(Independent)~~	(2,496,382)
Income Tax payable	~~Jerry Lewin~~	~~Director~~	~~November 2010~~
(1~~)~~ ,039,187)	~~61~~	~~(Independent)~~	(1,039,187)
Net cash (used in ) provided by operating activities	$ (3,130,976)$	(3,241,279)	$(6,372,255)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Purchases)/Disposal of plant and equipment, net	(827,059)	(827,059)
(Purchases)/Disposal of land use rights and other
intangible assets	1,589,165	1,589,165
(Purchases)/Disposal of construction in progress	1,128,443	1,128,443
Issuance of notes receivable	(131,852,319)	122,440,599	(9,411,720)
Repayment of notes receivable	127,226,115	(120,815,961)	6,410,154
Long Term Investment	~~Henry Yu (1),(2),~~	~~Director~~	~~July 2011~~
~~(3)~~ (1,522,411)	~~62~~	~~(Independent)~~	(1,522,411)
Short Term Investment	(1,679,051)	(1,679,051)
Net cash provided by (used in) investing activities	$ (5,937,117)$	1,624,638	$(4,312,479)

CASH FLOWS FROM FINANCING
ACTIVITIES:
Restricted cash	(4,006,346)	(4,006,346)
Proceeds from short-term bank loans	50,640,214	50,640,214
Repayments of short-term bank loans	(47,595,391)	(47,595,391)

Proceeds from notes payable	13,781,830	(13,781,830)	0
Repayment of notes payable	(15,398,471)	15,398,471	0
Net cash (used in) provided by financing activities	$ (2,578,164)$	1,616,641	$ (961,523)

NET DECREASE IN CASH AND CASH
EQUIVALENTS	(11,646,257)		(11,646,257)
Effect of exchange rate changes on cash	2,005,356		2,005,356
Cash and cash equivalents at beginning of year	26,379,460		26,379,460

CASH AND CASH EQUIVALENTS AT
END OF PERIOD

SUPPLEMENTARY CASH FLOW
INFORMATION
Income taxes paid	2,496,654		2,496,654
Interest paid	2,188,223		2,188,223

SUPPLEMENTAL NON-CASH DISCLOSURES:
Construction in progress transferred back to prepayments		7,852,438	7,852,438
Settlement of due from JV Company and related parties
with notes receivable		99,147,703	99,147,703
Settlement of accounts receivables with notes receivable
from unrelated parties		23,292,896	23,292,896
Assignment of notes receivable to supplier to settle
accounts payable		119,107,737	119,107,737
Settlement of accounts payable with notes payables		13,781,830	13,781,830

F-45

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2014

	As Previously
	Reported	Reclassification	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income(loss)	$ 12,271,338	$	$ 12,271,338
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation and amortization	5,571,465		5,571,465
Deferred taxes	1,579,855		1,579,855
~~(1) Member of Audit Committee~~Change in fair value of
financial instruments	(6,531,308)		(6,531,308)
Loss (income) in investment in associated companies	54,308		54,308
~~(2) Member of Compensation Committee~~Share of profit after
tax of JV Company	(4,490,266)		(4,490,266)
Decrease in reserve for fixed assets	(302,023)		(302,023)

~~(3)~~	~~Member of Nominating and Corporate Governance Committee~~Changes in operating assets and liabilities, net of effects of acquisition:

(Increase) Decrease In:
Accounts receivable	15,445,962	(1,706,188)	13,739,774
Notes receivable	0	0	0
Inventories	(6,280,502)		(6,280,502)
Other receivables	315,071		315,071
Due from employee	5,139		5,139
Prepayments and prepaid expenses	(5,360,637)	0	(5,360,637)
Amount due from the JV Company	(48,593,522)	(13,548,659)	(62,142,181)
Amount due from related parties	0		0

Increase (Decrease) In:
Accounts payable	23,095,825	20,018,509	43,114,334
Other payables and accrued liabilities	2,694,689		2,694,689
Notes payable	0	(1,951,788)	(1,951,788)
Customer deposits	2,588,830		2,588,830
Income Tax payable	482,020		482,020
Net cash (used in ) provided by operating activities	$ (7,453,756)	$ 2,811,875	$ (4,641,881)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Purchases)/Disposal of plant and equipment, net	(2,101,355)		(2,101,355)
(Purchases)/Disposal of land use rights and other intangible
assets	(1,668,534)		(1,668,534)
(Purchases)/Disposal of construction in progress	(50,891,170)		(50,891,170)
Deposit for acquisition	0		0
Disposal of associated company	(96,299)		(96,299)
Issuance of notes receivable	(24,705,489)	15,254,847	(9,450,642)
Repayment of notes receivable	29,354,592	(14,311,483)	15,043,109
Short Term Investment	0		0
Net cash provided by (used in) investing activities	$ (50,108,255)	$ 943,364	$ (49,164,891)
CASH FLOWS FROM FINANCING
ACTIVITIES:
Restricted cash	(13,010,291)		(13,010,291)
Proceeds from short-term bank loans	48,306,743		48,306,743
Repayments of short-term bank loans	(46,517,604)		(46,517,604)
Proceeds from notes payable	18,718,944	(5,707,027)	13,011,917
Repayment of notes payable	(29,602,112)	1,951,788	(27,650,324)
Repayment of bond payable	(13,011,917)		(13,011,917)
Fund raising through issuing common stock and warrants	78,358,991		78,358,991
Option exercise,stock awards & other financing	8,431,247		8,431,247
Warrant exercise	21,101,039		21,101,039
Net cash (used in) provided by financing activities	$ 72,775,040	$ (3,755,239)	$ 69,019,801

NET INCREASE IN CASH AND CASH
	15,213,029		15,213,029
EQUIVALENTS
Effect of exchange rate changes on cash	(1,595,938)		(1,595,938)
Cash and cash equivalents at beginning of year	12,762,369		12,762,369
CASH AND CASH EQUIVALENTS AT END OF PERIOD	26,379,460		26,379,460

SUPPLEMENTARY CASH FLOW INFORMATION

Income taxes paid	1,932,392	1,932,392
Interest paid	3,475,893	3,475,893

SUPPLEMENTAL NON-CASH DISCLOSURES:
Construction in progress transferred back to prepayments	7,969,799	7,969,799
Settlement of due from JV Company and related parties with
notes receivable	13,548,659	13,548,659
Settlement of accounts receivables with notes receivable from
unrelated parties	1,706,188	1,706,188
Assignment of notes receivable to supplier to settle accounts
payable	14,311,483	14,311,483
Settlement of accounts payable with notes payables	5,707,027	5,707,027

~~Business Experience~~F-46

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of ~~Directors and Executive Officers~~

~~Biographical Information~~

~~Hu Xiaoming was appointed as our Chief Executive Officer, President and Chairman of~~Cash Flows

For the ~~Board in June 2007. Prior to joining the Company, from October 2003 to April 2005, Mr. Hu served as the Project Manager (Chief Scientist) in the WX Pure Electric Vehicle Development Important Project of Electro-vehicle in the State 863 Plan. From October 1984 to March 2003, Mr. Hu served as: (i) Factory Director of the Yongkang Instrument Factory, (ii) Factory Director of the Yongkang Mini Car Factory, (iii) Chairman and General Manager of the Yongkang Vehicle Company, (iv) General Manager of the Wan Xiang Electric Vehicle Developing Center and (v) the General Manager of the Wan Xiang Battery Company. Mr. Hu personally owned 4 invention patents and 7 utility model patents, which he transferred to the Company in fiscal year 2012.~~

~~Wang Cheng (Henry) was appointed as Chief Financial Officer, effective May 1, 2015, and was elected as a director of the Company on May 20, 2015. Mr. Wang has over 20 years of international financial management experience. Before joining the Company, Mr. Wang served as the CFO for Shanghai Always Marketing Service Co., LTD., one of the largest field marketing service agencies in China, leading its procurement and finance departments since May 2014. Prior to that, Mr. Wang worked for Renesola Ltd. (NYSE: SOL), an international leading brand and technology provider of green energy products, initially as Vice President of Finance since January 2010, ascending to the CFO in July 2011. Mr. Wang holds both certifications as Certified Public Accountants ("CPA") in China and Certified Internal Auditor ("CIA"). He earned a master's degree in Law from Renmin University of China and Master of Business Administration from the Open University of Hong Kong.~~

~~Qian Jingsong was appointed as a director of the Company on January 31, 2011. In addition, since October 2009, Mr. Qian has served as Deputy General Manager of Zhejiang Kandi Vehicles Co. Ltd., our wholly-owned operating subsidiary. Prior to joining the Company, from October 2006 to October 2009, Mr. Qian served in multiple capacities for Chery Karry Automobile, including Head of the Engineering Construction Group (2006-2007), Vice Manager of the Q21 Project (2007), Assistant General Manager of the Production Management and Integrated Management Departments (2007-2009). During his tenure at Chery Karry Automobile, Mr. Qian was in charge of quality assurance and participated in strategy, planning and product development work for Chery mini-cars. From August 1999 to September 2006, Mr. Qian served as Deputy General Manager and Executive General Manager of Anhui Huayang Auto Manufacturing Co., LTD, where he oversaw technical improvement, product development, administrative personnel, and external affairs. Mr. Qian received a degree in Automation from the Aerospace Staff University in Nanjing, China in 1983.~~

~~47~~

~~Ni Guangzheng was appointed as a director of the Company in November 2010. Mr. Ni is a permanent member of the Chinese Society of Electrical Engineering, and, since 1998, has served as the Deputy Director of Technical Committee & Director of EV Research Institute of National ERC of Power Electronic Technology. Mr. Ni has extensive experience in the electro-technical and electrical engineering area. Mr. Ni has served as: Head of Department of Electrical Engineering at Zhejiang University (1994 to 1998), Deputy Director of Electro-technical Theory Committee of China Electro-Technical Society (1989 to 1993), Director of the National ERC of Power Electronic Technology (1996 to 1998) and Deputy Director of the Large Electrical Machine Committee of Chinese Society of Electrical Engineering (1997 to 1999). Mr. Ni received his bachelor degree in electrical machine and a master’s degree in Electro-technology theory from Xian Jiaotong University.~~

~~Jerry Lewin was appointed as a director of the Company in November 2010. Jerry Lewin became Senior Vice President of Field Profitability Globally in January of 2015. In his new responsibilities he and his team are to move the company forward with new initiatives to be the best operator in the Hospitality Industry. During the past year we have seen exciting growth in the projects which will be scaled throughout the company. Prior to this promotion, he served as Senior Vice President of Field Operations for Hyatt Hotels Corporation and is responsible for managing the hotels in North American continent. Mr. Lewin has been with Hyatt since 1987. In his past capacity as Senior Vice President of Operation Lewin supervised a number of areas, including finance, sales and marketing, public relations, customer service, engineering, and human resources. Lewin serves as a member of the Hyatt Hotels Corporation’s Managing Committee and sits on the board of directors of the New York City Hotel Association. Since July 2009, Mr. Lewin has served as a director of several companies in the past. Lewin currently serves as the President of the New York Law Enforcement Foundation and as the President of the NY State Troopers PBA Signal 30 Fund. Mr. Lewin has served in various management capacities for several hotel companies in San Francisco, Oakland, Los Angeles, San Diego and Las Vegas. Mr. Lewin received his Bachelor of Science degree from Cornell University and completed the Executive Development Program at J.L. Kellogg Graduate School of Management at Northwestern University.~~

~~Henry Yu was appointed as a director of the Company on July 1, 2011. In October of 2015, Henry joined Asian Investors Consortium as an Executive Director. Asian Investors Consortium of Asia invests in projects in Greater China and in Asia Pacific. Henry is also a Senior Advisor to ChinaPlus Capital Ltd of Shanghai, a company that focuses on bridging US/China business. Yu, a seasoned banker of about 34 years, has had an excellent banking career covering domestic banking and global business. He was Managing Director of the Global Financial Institutions of Fifth Third Bank from 2012-September of 2015. Previous affiliation included Bank of America in HK, Comerica Bank, National City Bank, SunTrust Bank, Standard Chartered Bank China, and East West Bank. Henry is a well-rounded banker having been involved in Investment Banking, Commercial and International Multinational Lending, Treasury Management, Credit Administration, Compliance, Foreign bank relationship management, Trade Finance, and Global Supply Chain. From 2003 through 2007, Yu held Series 7 and 62 Certification from the Financial Industry Regulatory Authority. Henry Yu is also an avid volunteer promoting U.S./China and U.S./Emerging Markets business relationships and transactions. Through Henry’s 25 plus years of coverage on Emerging Markets, Asia, and in particular Greater China, he is a frequent speaker and lecturer on Asian/U.S./China business to universities in Georgia (Emory University, Georgia Tech, Georgia State University, Kennesaw State University, Georgia Perimeter College), and universities in China, namely Sichuan University, Suzhou Institute, Jiliang University, and Jinan University. Henry chairs the Advisory Board of the National Association of Chinese-Americans, and is a member of the Global Commerce Council of the Metro Atlanta Chamber. A believer in education and mentorship, Henry sits on the Asian Studies Board of Kennesaw State University, a member of Georgia State University’s China Task Force, and Trustee of Georgia Perimeter College’s Foundation Board. Henry is also President of the Hong Kong Association of Atlanta, and works closely with the NYC Office of the HK Economic & Trade Office in NYC. Henry received his BA degree in Economics in 1978 from the University of Michigan and MBA in Finance from the University of Detroit in 1980. Married to wife Elaine, the Yu’s have daughters Amanda and Vivian.~~

~~48~~

~~Chen Liming was appointed as a director of the Company on May 1, 2012. Mr. Chen serves as an advisor to AA Wind & Solar Energy Development Group, LLC. Prior to his current position, from February 2009 to October 2010, Mr. Chen participated in a joint venture with Mr. Qiu Youmin, the former designer of Geely Automobile Co., Ltd., and assisted in the development of super mini three seat pure electric vehicles. From June 2008 to July 2009, he participated in the development of Lithium Iron Phosphate Battery with Shanghai Yuankai Group. Mr. Chen served as a Professor of Electrical Engineering at Zhejiang University from 1983 to 1997. In addition, Mr. Chen served as a visiting scholar in the Electrical Engineering Department at Columbia University in New York City from 1981 to 1983 and as a professor in Electrical Engineering at Zhejiang University from 1960 to 1981. Mr. Chen received his bachelor degree from Southeast University in Jiangsu, China in 1960.~~

~~Family Relationships~~

~~No family relationships existed among any of our directors or executive officers.~~

~~Audit Committee Financial Expert~~

~~Our Audit Committee currently consists of Henry Yu (Chairman), Jerry Lewin and Chen Liming, each of whom is independent under NASDAQ listing standards. Our Board of Directors determined that each of Mr. Yu and Mr. Lewin qualifies as an “audit committee financial expert,” as defined by Item 407 of Regulation S-K and NASDAQ Rule 5605(a)(2). In reaching this determination, the Board of Directors made a qualitative assessment of Mr. Yu's and Mr. Lewin's level of knowledge and experience based on a number of factors, including formal education and business experience.~~

~~Code of Ethics~~

~~We have adopted a “Code of Ethics” as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act that applies to all of our directors and employees worldwide, including our principal executive officer, principal financial officer and principal accounting officer. A current copy of our “Code of Business Conduct and Ethics” is included as exhibit 14.1 to our annual report on Form 10-K filed on March 16, 2015. A copy of our “Code of Business Conduct and Ethics” will be provided to you without charge upon written request to Hu Xiaoming, Chief Executive Officer, Kandi Technologies Group, Inc., Jinhua City Industrial Zone, Jinhua, Zhejiang Province, People's Republic of China, 321016. You may also access these filings at our web site under the investor relations link at http://www.kandivehicle.com/default.aspx~~

~~49~~

~~Section 16(A) Beneficial Ownership Reporting Compliance~~

~~Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities. Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, the Company believes that, during fiscal year 2015, all filing requirements applicable to its executive officers, directors, and greater than ten percent (10%) beneficial owners were met, except for the following:(i) Hu Xiaoming did not file on time the Form 4 after being issued 100,000 shares on June 7, 2015; (ii) Zhu Xiaoying did not file on time the Form 4 after being issued a total of 60,000 shares on April 23 and July 6, 2015, and 400,000 stock options on May 27, 2015; (iii) Henry Yu did not file on time the Form 4 after being issued a total of 15,000 shares on February 2, 2015, August 17, 2015 and February 1, 2016; (iv) Jerry Lewin did not file on time the Form 4 after being issued a total of 15,000 shares on February 2, 2015, August 17, 2015 and February 1, 2016; and (v) Qian Jinsong did not file on time the Form 4 after being issued 500,000 stock options on May 27, 2015 and being issued 40,000 shares on April 23, 2015, and the sold of 31,000 shares on June 18, 2015. As of the date of this report, all of the filings mentioned above have been made.~~

~~Item 11. Executive Compensation~~
~~Summary Compensation Table~~

~~The following table summarizes the compensation earned during the years ended~~Year Ended December 31, ~~2015, 2014 and~~ 2013~~, by those individuals who served as our Chief Executive Officer or Chief Financial Officer during any part of fiscal year 2015 or any other executive officer with total compensation in excess of $100,000 during fiscal year 2015. The individuals listed in the table below are referred to as the “named executive officers.”~~

~~50~~

				As		Reclassification		As Restated
				Previously
				Reported

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income(loss)				$ (21,140,723)	$			$(21,140,723)
Adjustments to reconcile net income to net
cash provided by operating activities
Depreciation and amortization				7,708,923				7,708,923
Assets Impairments				355,876				355,876
~~Salary Bonus Stock Option Non-Equity Nonqualified~~
~~Awards Awards~~		~~Incentive~~	Deferred ~~Compensation~~
		~~Plan~~	~~Earnings~~taxes			~~All Other~~
		~~Compensation~~		876,255~~Compensation~~				~~Total~~	876
Change in fair value of financial instruments				16,647,283				16,647,283
Loss (income) in investment in associated companies				69,056				69,056
Share of profit after tax of JV Company				2,414,354				2,414,354
Decrease in reserve for fixed assets				0				0

Name and Principal Position Changes in operating assets and								~~($)~~	~~($)~~(
liabilities, net of effects of acquisition:				~~Year~~	~~($)~~	~~($)~~		~~(4)~~
(Increase) Decrease In:
Accounts receivable				3,251,168				3,251,168
Inventories				~~Hu~~			~~- $~~		~~2,618,~~4
				~~Xiaoming~~				(1,~~195,000~~
				(1~~)~~ ,287,045~~2015~~) ~~$~~		~~29,076~~		287,045)
Other receivables				(38,491)				(38,491)
Due from employee				10,797				10,797
Prepayments and prepaid expenses				(3,810,447)				(3,810,447)
Amount due from the JV Company				(2,877,972)				(2,877,972)
Amount due from related parties				(841,251)				(841,251)

Increase (Decrease) In:
Accounts payable				13,699,528		3,549,435		17,248,963
Other payables and accrued liabilities				(746,838)				(746,838)
~~CEO, President and~~			~~- $~~	(1,~~195,000 -~~	~~-~~	~~-~~	~~- $~~(1,~~224,277~~
Notes payable	~~2014~~	~~$~~0 ~~29,277~~		613,379)				613,379)
Customer deposits		(254,151)				(254,151)
Income Tax payable		651,124				651,124
Due from related
party		0				0
~~Chairman of the~~			~~- $~~			~~-~~	~~-~~	~~- $ 1,461,213~~
Board Net cash
(used in ) provided
by operating
activities	~~2013~~ $	~~$~~ 14,687,446 ~~32,268~~$		1,~~428,945~~936,056 $		~~-~~ 16,623,502

CASH FLOWS
FROM
INVESTING
ACTIVITIES:
(Purchases)/Disposal
of plant and
equipment, net		(158,830)				(158,830)
(Purchases)/Disposal
of construction in
progress		(16,134)				(16,134)
Deposit for
acquisition		(39,673,000)				(39,673,000)
Disposal of
associated company		64,535,177				64,535,177
Issuance of notes
receivable		(4,174,247)				(4,174,247)
Repayment of notes
receivable		311,844				311,844
~~Wang Cheng (2)~~	~~$~~					~~1,454,682~~	~~-~~	~~-~~	~~- $~~
Long Term		(80,~~717~~				~~77,675~~

Investment	~~2015~~	668,972)	~~$~~	(80,668,972)
Short Term
Investment	0	0
Net cash provided
by (used in)
investing activities	$(59,844,162)	$0 $	(59,844,162)

CASH FLOWS
FROM
FINANCING
ACTIVITIES:
Restricted cash	16,135,044	16,135,044
Proceeds from
short-term bank
loans	52,918,845	52,918,845
Repayments of
short-term bank
loans	(52,596,170)	(52,596,170)
Proceeds from notes
payable	83,251,992	(3,549,435)	79,702,557
Repayment	~~-~~
of notes
payable	(92,609,593)	1,613,~~074~~379	(90,996,214)
~~CFO,~~	~~-~~	~~-~~	~~-~~	~~- $~~	-
~~Director~~
Proceeds
from bond
payable	~~2014~~	~~$~~12,907,035 ~~-~~	~~- $~~12,907,035 ~~-~~
Repayment
of bond
payable	(12,907,035)	(12,907,035)
Fund raising	~~-~~	~~-~~	~~-~~	~~- $~~	-
through
issuing
common
stock and
warrants	~~2013~~	~~$~~26,387,498 ~~-~~	~~- $~~26,387,498 ~~-~~
Option
exercise,stock
awards &
other
financing	9,659,103	9,659,103
Warrant
exercise	3,171,259	3,171,259
Net cash
(used in)
provided by
financing
activities	$46,317,978	$(1,936,056) $ 44,381,922

~~Zhu Xiaoying (3)~~	~~$ 26,844~~	~~-~~	~~$ 119,500~~	~~-~~	~~- $~~
NET INCREASE IN
CASH AND CASH
EQUIVALENTS	~~2015~~	1,~~163,746~~161,262	~~-~~	1,~~310,090~~161,262
Effect of exchange
rate changes on cash	(533,989)	(533,989)
CFO, Director Cash	~~-~~	~~-~~	~~-~~	~~- $ 736,518~~
and cash equivalents
at beginning of year	~~2014~~	~~$~~12,135,096 ~~19,518~~	~~- $~~12,135,096 ~~717,000~~

CASH AND CASH	~~-~~	~~-~~	~~-~~	~~- $ 881,566~~
EQUIVALENTS AT
END OF PERIOD	~~2013~~	~~$~~12,762,369 ~~24,201~~	~~- $~~12,762,369 ~~857,365~~

SUPPLEMENTARY
CASH FLOW
INFORMATION
Income taxes paid	942,870	942,870
Interest paid	3,565,496	3,565,496

SUPPLEMENTAL

NON-CASH
DISCLOSURES:
Construction in
progress transferred
back to prepayments	0	0
Settlement of
accounts payable with
notes payables	3,549,435	3,549,435

	F-47

Revision in Financial Statement Presentation and Note 12 – Notes Receivables

• We previously reported the notes receivable as one line item on the Balance Sheet at December 31, 2015. Pursue to the requirements of Rule 4-08(k) of Regulation S-X, we separately identify notes receivable with the JV Company and related parties on the face of the balance sheet in this Form 10-K/A. Accordingly, Note 12 – Notes Receivables of the Notes to our Consolidated Financial Statements has been revised to reflect this change.

These errors resulted in misstatements in our Consolidated Balance Sheets at December 31, 2015 and 2014 are corrected as follows:

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2015

	As Previously	Reclassification	As Restated
	Reported
Current assets
~~(1)Mr. Hu was appointed as CEO and President of the Company~~
~~on June 29, 2007.~~ Cash and cash equivalents	$ 16,738,559	$	$ 16,738,559
Restricted cash	16,172,009		16,172,009
Short term investment	1,613,727		1,613,727
Accounts receivable	8,136,421		8,136,421
~~(2)Mr. Wang was appointed as CFO of the Company on May 1,~~
~~2015.~~ Inventories (net of provision for slow moving inventory
of 485,901 as of December 31, 2015)	17,773,679		17,773,679
Notes receivable	13,033,315	-1,931,076	11,102,239
~~(3)Ms.Zhu was appointed as CFO of~~ Notes receivable from the
JV Company ~~on June 29, 2007~~ and ~~has resigned from her~~
~~position on April 30, 2015.~~related parties		1,931,076	1,931,076

Other receivables	332,922		332,922

Prepayments and prepaid expense	181,534		181,534

Due from employees	34,434		34,434

Advances to suppliers	71,794	7,546,937	7,618,731
Amount due from JV Company, net	76,172,471		76,172,471
Amount due from related party	40,606,162		40,606,162

	190,867,027		198,413,964
TOTAL CURRENT ASSETS		7,546,937

LONG-TERM ASSETS
Plant and equipment, net	20,525,126		20,525,126
Land use rights, net	12,935,121		12,935,121
Construction in progress	54,368,753	-7,546,937	46,821,816
Deferred taxes assets	-		-
Investment in associated company			-
Long Term Investment	1,463,182		1,463,182
Investment in JV Company	90,337,899		90,337,899

Goodwill	322,591		322,591

Intangible assets	495,306		495,306

Other long term assets	154,019		154,019
TOTAL Long-Term Assets	180,601,997	-7,546,937	173,055,060

TOTAL ASSETS	$ 371,469,024	$ -	$ 371,469,024
CURRENT LIABILITIES
Accounts payables	$ 73,957,969	$	$ 73,957,969
Other payables and accrued expenses	9,544,909		9,544,909
Short-term loans	36,656,553		36,656,553

Customer deposits	94,026		94,026
Notes payable	3,850,478		3,850,478

Income tax payable	624,276		624,276

Due to employees	9,423		9,423
Deferred taxes liabilities	2,374,924		2,374,924
Financial derivate - liability	3,823,590		3,823,590

Deferred income	13,726		13,726
Total Current Liabilities	130,949,874	-	130,949,874

LONG-TERM LIABILITIES
Deferred taxes liabilities	1,593,582		1,593,582
Bond payable	-		-
Financial derivate - liability	-		-

Total Long-Term Liabilities	1,593,582	-	1,593,582

TOTAL LIABILITIES	132,543,456	-	132,543,456

STOCKHOLDER'S EQUITY
~~(4)The amounts in this column reflect the aggregate grant date~~
~~fair value under FASB ASC Topic 718 of awards made during~~
~~the respective year.~~ Common stock, $0.001 par value;
100,000,000 shares authorized; 46,964,855 shares issued and
outstanding at December 31,2015	46,965		46,965
Additional paid-in capital	212,564,334		212,564,334
~~(5)The amounts in this column reflect the aggregate grant date~~
~~fair value under FASB ASC Topic 718 of awards made during~~
~~the respective year~~ Retained earnings (the restricted portion is
$4,172,324 at December 31,2015)	31,055,919		31,055,919

Accumulated other	-4,741,650		-4,741,650
comprehensive income(loss)
TOTAL STOCKHOLDERS' EQUITY	238,925,568	-	238,925,568
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $	371,469,024	$ - $	371,469,024

~~Salary and Incentive Compensation~~

~~In fiscal 2015, the primary components of our executive compensation programs were base salary and equity compensation.~~

~~51~~

~~Salary~~

~~We use base salary to fairly and competitively compensate our executives, including the named executive officers, for the jobs we ask them to perform. We view base salary as the most stable component of our executive compensation program, as this amount is not at risk. We believe that the base salaries of our executives should be targeted at or above the median of base salaries for executives in similar positions with similar responsibilities at comparable companies, consistent with our compensation philosophy. At the end of the year, each executive's performance is evaluated by our Compensation Committee, which takes into account the individual's performance, responsibilities of the position, adherence to our core values, experience, and external market conditions and practices.~~

~~Incentive Compensation~~

~~We believe it is a customary and competitive practice to include an equity-based element of compensation to the overall compensation package for our named executive officers. We believe that a significant portion of the compensation paid to our named executive officers should be performance-based and therefore at risk. Awards made are granted under the Kandi Technologies Group, Inc. Omnibus Long-Term Incentive Plan (the “Plan”).~~

~~At our 2008 annual meeting of shareholders, our stockholders approved the adoption of the Plan. As of December 31, 2014, 2,600,000 options have been granted under the Plan to the Company's employees and directors, of which 2,593,332 have been exercised, and 6,668 have been forfeited.~~

~~On December 30, 2013, the Board of Directors approved a proposal (as submitted by the Compensation Committee) of an award for selected executives and other key employees comprising a total of 335,000 for each fiscal year beginning with the 2013 fiscal year under the Plan to be delivered upon the Company's determination that the Company's “Non-GAAP Net Income” for the fiscal year increased by 10%. “Non-GAAP Net Income” means the Company's net income for a particular year calculated in accordance with GAAP, excluding option-related expenses, stock award expenses, and the effects caused by the change of fair value of financial derivatives. For example, if Non-GAAP Net Income for the 2013 fiscal year increases by 10% compared to the Non-GAAP Net Income for the 2012 fiscal year, the selected executives and other key employees will each be granted his or her target amount of common stock of the Company at the end of March 2014. If Non-GAAP Net Income in 2013 is less than Non-GAAP Net Income in 2012, then no common stock will be granted. If Non-GAAP Net Income in 2013 increases compared to Non-GAAP Net Income in 2012 but the increase is less than 10%, then the target amount of the common stock grant will be proportionately decreased. If Non-GAAP Net Income in 2013 increases compared to Non- GAAP Net Income in 2012 but the increase is more than 10%, then the target amount of the common stock grant will be proportionately increased.~~

~~On July 25, 2014, the Board of Directors approved a proposal submitted by the Compensation Committee to modify the languages of stock awards in the Board Resolution of December 30, 2013. The modification was to replace the languages of “in the future years the stock grant amount will be adjusted accordingly based on the Non-GAAP net income in 2013 and the Exhibit A attached hereto; if the Non-GAAP net income in one year is less than the Non-GAAP net income in the previous year, then no stock will be granted in that year; if the Non-GAAP net income continues increasing, the stock grant amount will increase according to the Non-GAAP net income increase percentage” with the languages of “in the future years if the Non-GAAP net income in one year increases 10% compared with the previous year, the total amount of stock listed in the Exhibit A attached to the original Resolutions will be granted to certain employees (management of the Company is authorized to determine list of employees and stock amount rewarded based on position adjustment of employees, performance and tenure of each employee in that year); if the Non-GAAP net income in one year is less than the Non-GAAP net income in the previous year, then no stock will be granted in that year; if the Non-GAAP net income in one year is 10% less than or 10% more than the Non-GAAP net income in the previous year, then the stock grant amount will decrease or increase according to the Non-GAAP net income decrease or increase percentage, but the total amount rewarded may not be over 200%.”~~

~~52~~

~~On May 20, 2015, the shareholders of the Company approved an increase of 9,000,000 shares under the Plan at its annual meeting. The fair value of each award granted under the Plan is determined based on the closing price of the Company’s stock on the date of grant of the award. To the extent that the performance goal is not met and so no shares become due, no compensation cost is recognized and any recognized compensation cost during the applicable year is reversed. The number of shares of common stock granted under the Plan with respect to fiscal 2014 was 670,000 shares based on the Non-GAAP Net Income of the year of 2014. The compensation expense is recognized in General and Administrative Expenses. On April 23, 2015 and June 7, 2015, the Company granted 550,000 shares and 120,000 shares, respectively, to the senior management and key employee as year 2014 performance awards. The number of shares of common stock granted under the Plan with respect to fiscal 2015 was 670,000 shares based on the Non-GAAP Net Income of the year of 2015.~~

~~On May 29, 2015, the Compensation Committee of the Board of Directors of the Company approved the grant of stock options to purchase 4,900,000 shares of common stock at an exercise price of $9.72 per share to the Company’s senior staff. The stock options will vest ratably over three years and expire on the tenth anniversary of the grant date. As of December 31, 2015, no option shares are exercised. The granted stock option to the directors and officers are as below:~~

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2014

~~Name~~	~~stock~~	As Previously	Reclassification	As Restated
	~~options~~
		Reported
Current assets
Cash and cash equivalents		$26,379,460	$	$ 26,379,460
~~Hu Xiaoming~~ Restricted cash		~~900~~13,000,731		13,000,731
Short term investment		-		-
Accounts receivable		15,736,805		15,736,805
Inventories (net of provision for slow moving inventory of
315,584 as of December 31, 2014)		15,403,840		15,403,840
Notes receivable		9,060,441	-942,553	8,117,888
Notes receivable from the JV Company and
		-	942,553	942,553
related parties
Other receivables		238,567		238,567
Prepayments and prepaid expense		120,761		120,761
Due from employees		34,475		34,475
Advances to suppliers		6,901,505	7,962,948	14,864,453
Amount due from JV Company, net		51,450,612		51,450,612
Amount due from related party		-		-
TOTAL CURRENT ASSETS		138,327,197	7,962,948	146,290,145

LONG-TERM ASSETS
Plant and equipment, net		26,215,356		26,215,356
Land use rights, net		15,649,152		15,649,152
Construction in progress		58,510,051	-7,962,948	50,547,103
Deferred taxes assets		-		-
Investment in associated company		-		-
Long Term Investment		-		-
Investment in JV Company		83,309,095		83,309,095
Goodwill		322,591		322,591
Intangible assets		577,401		577,401
Other long term assets		162,509		162,509

TOTAL Long-Term Assets		184,746,155	-7,962,948	176,783,207

TOTAL ASSETS		$323,073,352	$ -	$ 323,073,352

CURRENT LIABILITIES
Accounts payables		$45,772,481	$	$ 45,772,481
Other payables and accrued expenses		5,101,740		5,101,740
Short-term loans		35,589,502		35,589,502
Customer deposits		2,630,723		2,630,723
Notes payable		5,702,121		5,702,121
Income tax payable		1,835,685		1,835,685
Due to employees		15,787		15,787
Deferred taxes liabilities		230,864		230,864
Financial derivate - liability		2,245,610		2,245,610
Deferred income		-		-
Total Current Liabilities		99,124,513	-	99,124,513

LONG-TERM LIABILITIES
Deferred taxes liabilities		2,266,725		2,266,725

Bond payable	-		-
Financial derivate - liability	10,097,275		10,097,275
~~Wang Cheng(Henry)~~ Total Long-Term Liabilities	~~500~~12,364,000	-	12,364,000

TOTAL LIABILITIES	111,488,513	-	111,488,513

STOCKHOLDER'S EQUITY
~~Qian Jingsong 500,000~~ Common stock, $0.001 par value;
100,000,000
shares authorized; 46,274,855 shares issued	46,275		46,275
and outstanding at December 31,2014
Additional paid-in capital	190,258,037		190,258,037
Retained earnings (the restricted portion is
	16,390,424		16,390,424
$4,172,324 at December 31,2014)
Accumulated other comprehensive income(loss)	4,890,103		4,890,103
TOTAL STOCKHOLDERS' EQUITY	211,584,839	-	211,584,839

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $	323,073,352	$ - $	323,073,352

~~Outstanding Equity Awards at 2015 Fiscal Year-End~~

~~The following table sets forth information regarding all unexercised, outstanding equity awards held, as of December 31, 2015, by those individuals who served as our named executive officers during any part of fiscal year 2015.~~

~~53~~

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME(LOSS) AND COMPREHENSIVE INCOME(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2015

	As Previously		Reclassification		As Restated
	Reported

Revenues from
unrelated parties, net $			$6,790,032		$6,790,032
Revenues from the JV
Company and related
parties, net			194,279,141		194,279,141
REVENUES, NET	201,069,173				201,069,173

COST OF GOODS
SOLD	172,649,955				172,649,955

GROSS PROFIT	28,419,218				28,419,218

OPERATING
EXPENSES:
Research and
development	3,482,511				3,482,511
Selling and marketing	633,863				633,863
General and
administrative	28,255,267				28,255,267
Total Operating
Expenses	32,371,641				32,371,641

INCOME FROM
OPERATIONS	(3,952,423)				(3,952,423)

OTHER INCOME
(EXPENSE):
Interest income	3,138,717				3,138,717
Interest (expense)	(2,214,635)				(2,214,635)
Change in fair value of
financial	8,519,295				8,519,295
instruments
Government grants	1,645,032				1,645,032
Share of (loss) in
associated companies	-				-
Name Share of profit					~~Market~~
after tax of JV				~~Market~~	~~or Payout~~
	~~Equity~~			~~NumberValue~~	~~Value of~~
	~~Incentive~~			~~ofof~~	~~Unearned~~
	~~Plan~~			~~SharesShares~~	~~Awards:Shares,~~
	~~Number ofAwards:~~			~~or Unitsor Units~~	~~Number ofUnits or~~
~~Number of~~	~~SecuritiesNumber of~~			~~of Stockof Stock~~	~~UnearnedOther~~
~~Securities~~	~~underlyingSecurities~~			~~ThatThat~~	~~Shares, Units orRights~~
~~underlying~~	~~UnexercisedUnderlying Option~~			~~HaveHave~~	~~Other RightsThat~~
~~Unexercised~~	~~Options(#)UnexercisedExercise~~			~~NotNot~~	~~That Have NotHave Not~~
~~Options(#)~~	~~UnexercisableUnearned~~	~~Price~~	~~Option~~	~~VestedVested~~	~~Vested (#)Vested~~
~~Exercisable~~	11,841,855~~Options (#)~~	~~($)~~	Expiration ~~Date~~	~~(#)($)~~	11,841,855~~($)~~

~~Hu Xiaoming (1)(4)~~ Other income, net	~~-~~	~~-~~1,814,882 ~~900,000 $9.72~~		~~5/28/2025 - -~~	~~-~~1,814,882 ~~-~~
Total other income(expense), net		24,745,146			24,745,146

INCOME(LOSS) BEFORE INCOME TAXES		20,792,723			20,792,723

INCOME TAX EXPENSE		(6,127,228)			(6,127,228)

NET INCOME (LOSS)		14,665,495			14,665,495

OTHER COMPREHENSIVE INCOME
~~Wang Cheng (2)(4)~~ Foreign currency translation					~~-~~
	~~-~~	- (9,631,753~~500,000~~) ~~$9.72~~		~~5/28/2025 - -~~	- (9,631,753)

~~Zhu xiaoying (3)~~ COMPREHENSIVE INCOME(LOSS)	~~-~~				~~-~~
	$	~~-~~ 5,033,742 ~~400,000~~ $~~9.72~~		~~5/28/2025 -~~$	~~-~~ 5,033,742 ~~-~~

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC		46,744,718			46,744,718

WEIGHTED AVERAGE SHARES OUTSTANDING
DILUTED	46,925,554	46,925,554
NET INCOME(LOSS) PER SHARE, BASIC	$ 0.31	$ $ 0.31

NET INCOME(LOSS) PER SHARE, DILUTED	$ 0.31	$ $ 0.31

• We previously reported the revenue as one line item on the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended December 31, 2015 and 2014. Pursue to the requirements of Rule 4-08(k) of Regulation S-X, we separately identify revenue from the JV Company and related parties and revenue from unrelated parties on the face of the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) in this Form 10-K/A.

These errors resulted in misstatements in our the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the year ended December 31, 2015, 2014 and 2013 are corrected as follows:

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME(LOSS) AND COMPREHENSIVE INCOME(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2014

	As Previously Reported	Reclassification	As Restated

Revenues from unrelated parties, net	$	$ 49,539,910	$ 49,539,910
~~(1)Mr. Hu was appointed as CEO and President of~~Revenues
from the JV Company ~~on June 29, 2007.~~and related parties,
net		120,689,096	120,689,096
REVENUES, NET	170,229,006		170,229,006

COST OF GOODS SOLD	146,825,073		146,825,073

GROSS PROFIT	23,403,933		23,403,933

OPERATING EXPENSES:
Research and development	2,755,637		2,755,637
~~(2)~~ Selling and marketing	~~Mr. Henry Wang was~~
	~~appointed as CFO of~~
	~~the Company on May~~
	~~1, 2015.~~ 1,345,588		1,345,588
~~(3)Ms.Zhu was appointed as CFO of the Company on June 29,~~
~~2007 and has resigned from her position on April 30, 2015.~~
General and administrative	14,058,548		14,058,548
Total Operating Expenses	18,159,773		18,159,773

INCOME FROM OPERATIONS	5,244,160		5,244,160

OTHER INCOME(EXPENSE):
Interest income	1,701,121		1,701,121
Interest (expense)	(3,480,646)		(3,480,646)
~~(4)The grant date fair value of each share of common stock~~
~~option is $9.72, calculated in accordance with FASB Topic~~
~~718.~~ Change in fair value of financial instruments	6,531,308		6,531,308
Government grants	288,498		288,498
Share of (loss) in associated companies	(54,308)		(54,308)
Share of profit after tax of JV	4,490,266		4,490,266
Other income, net	(34,649)		(34,649)
Total other income(expense), net	9,441,590		9,441,590

INCOME(LOSS) BEFORE INCOME
	14,685,750		14,685,750
TAXES

INCOME TAX EXPENSE	(2,414,412)		(2,414,412)

NET INCOME (LOSS)	12,271,338		12,271,338

OTHER COMPREHENSIVE INCOME
Foreign currency translation	(2,725,143)		(2,725,143)

COMPREHENSIVE INCOME(LOSS)	$ 9,546,195	$	$ 9,546,195

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC	42,583,495		42,583,495
WEIGHTED AVERAGE SHARES OUTSTANDING
DILUTED	42,715,818		42,715,818

NET INCOME(LOSS) PER SHARE, BASIC	$ 0.29	$	$ 0.29

NET INCOME(LOSS) PER SHARE, DILUTED	$ 0.29	$	$ 0.29

~~Employment Agreements~~

~~We have employment agreements with our named executive officers. The agreements provide an annual salary for Mr. Hu and Mr. Wang Cheng (Henry), with bonus to be decided at the discretion of our Board at the year-end. The employment agreements for Mr. Hu has a three (3) year term, ending on June 9, 2017, and the employment agreements for Mr. Wang Cheng (Henry) has a three (3) year term, ending on April 30, 2018.~~

~~Potential Payments Upon Termination or Change of Control~~

~~Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, as defined in the agreement, then we are obligated to pay the employee one month's salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty pursuant to the employment agreement. If the named executive officer is not terminated for cause, the Company will pay the remaining portion of the executive officer's salary.~~

~~54~~

~~Director Compensation (excluding Named Executive Officers)~~

~~The following table sets forth certain information regarding the compensation earned by or awarded during the 2015 fiscal year to each of our non-executive directors:~~

KANDI TECHNOLOGIES GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME(LOSS) AND COMPREHENSIVE INCOME(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2013

As Previously	Reclassification	As Restated
Reported

Revenues from	$	$ 83,312,222 $	83,312,222
unrelated parties, net
Revenues from the	11,223,823	11,223,823
JV Company and
related parties, net
REVENUES, NET	94,536,045	94,536,045

COST OF GOODS	72,793,517	72,793,517
SOLD

GROSS PROFIT	21,742,528	21,742,528

OPERATING
EXPENSES:
Research and	3,728,730	3,728,730
development
Selling and	399,504	399,504
marketing
General and	16,056,107	16,056,107
administrative
Name Total	~~Fees Earned~~	~~Stock~~	~~Option~~	~~Non-Equity~~	~~Nonqualified~~	~~All Other~~	~~To~~
Operating	~~or Paid in~~	~~Awards ($)~~	~~Awards~~	~~Incentive Plan~~	~~Deferred Compensation~~	(
Expenses	~~Cash ($)(2)~~	~~(1)(2)~~	~~($)~~	~~Compensation Compensation~~
20,184,341	20,184,341	~~($)~~	~~Earnings~~	~~($)~~
~~Ni Guangzheng~~	~~$~~	~~9,615~~	~~-~~	~~-~~	~~-~~	~~-~~	~~- $~~	~~9,6~~
INCOME FROM	1,558,187	1,558,187
OPERATIONS

OTHER INCOME
(EXPENSE):
~~Qian Jingsong~~	~~$ - 478,000~~	1,~~454,682~~516,477	~~-~~	~~-~~	~~- $~~	1,~~932,682~~516,477
Interest income
Interest (expense)	(4,395,353)	(4,395,353)
~~Henry Yu~~ Change in ~~$~~	~~24,000~~)	~~18,100~~	~~-~~)	~~-~~	~~-~~	~~- $42,1~~
fair value of	(16,647,283	(16,647,283
financial
instruments
Government grants	228,396	228,396
~~Jerry Lewin~~ Share	~~$~~	~~24,000~~ (69,056)	~~26,500~~	- (69,056)	~~-~~	~~-~~	~~- $50,5~~
of (loss) in
associated
companies
Share of profit after	(2,414,354)	(2,414,354)
tax of JV
~~Chen Liming~~ Other	~~$~~	~~9,615~~676,257	~~-~~	~~-~~676,257	~~-~~	~~-~~	~~- $~~	~~9,6~~
income, net
Total other income	(21,104,916)	(21,104,916)
(expense), net

INCOME(LOSS)
BEFORE
INCOME TAXES	(19,546,729)	(19,546,729)

INCOME TAX	(1,593,994)	(1,593,994)
EXPENSE

NET INCOME	(21,140,723)	(21,140,723)

(LOSS)

OTHER
COMPREHENSIVE
INCOME
Foreign currency	2,112,902		2,112,902
translation

COMPREHENSIVE$	(19,027,821)	$ $	(19,027,821)
INCOME(LOSS)

WEIGHTED	34,707,973		34,707,973
AVERAGE
SHARES
OUTSTANDING
BASIC
WEIGHTED	34,707,973		34,707,973
AVERAGE
SHARES
OUTSTANDING
DILUTED

NET INCOME	$(0.61)	$ $	(0.61)
(LOSS) PER
SHARE, BASIC
NET INCOME	$(0.61)	$ $	(0.61)
(LOSS) PER
SHARE, DILUTED

Revision in Note 20 - Taxes:

• Our previously reported the tax reconciliation schedule in Note 20 –Taxes in the Form 10-K filed with the SEC on March 14, 2016 was prepared incorrectly. Pursuant to ASC 740-10-50-12, the starting point in reconciling reported income tax expense (benefit) attributable to continuing operations for the year is the amount of income tax expense that would result from applying domestic statutory tax rates to reported pretax income from continuing operations for that year. A revised tax rate reconciliation schedule for the years ended December 31, 2015 and 2014 are included in this Form 10-K/A, which we have used the PRC statutory rate of 25% as the starting point for our rate reconciliation. The revised tax rate reconciliation schedule for the years ended December 31, 2015 and 2014 reflect the reduced rate applicable to high technology companies as a reconciling item to arrive at the effective rate.

• We previously reported the expected tax expense was computed through a combination of applying the U.S. Federal rate of 34%, the PRC rate of 25%, and the Hong Kong rate of 16.5% in Note 20 –Taxes in the Form 10-K filed with the SEC on March 14, 2016.This error is corrected in this Form 10-K/A. Pursue to Rule 4-08(h)(2) of Regulation S-X, we have used the PRC statutory rate of 25% to reconcile to the effective tax rate.

• Our previously reported loss carried forward and valuation allowance for the years ended December 31, 2015 and 2014 were not prepared correctly. In this Form 10-K/A, we have revised our note and tabular disclosure to include the total of all deferred tax assets and total valuation allowance recognized for deferred tax assets at each respective balance sheet date presented, the net change in the total valuation allowance during each year presented, and the amount(s) and expiration date(s) of total net operating loss carryforwards available to us at the most recent balance sheet date presented. Pursue to the guidance in FASB ASC 740-10-50-2 and 3, our revised tabular disclosure in Note 20 -Taxes includes the tax effect of the total cumulative net operating loss carryforward(s) existing at each balance sheet date and the associated total valuation allowance.

• Our previously reported taxes were not properly broken out between current and deferred taxes in the Form 10-K filed with the SEC on March 14, 2016. In this Form 10-K/A, the table has been modified in Note 20 - Taxes, and deferred tax expense agrees with amount reflected in the statement of cash flows.

• The amount and nature of each item within “permanent differences” in the reconciliation between the expected and reported tax expense were not disclosed properly in the Form 10-K filed with the SEC on March 14, 2016.In this Form 10-K/A, pursue to Rule 4-08(h)(2) of Regulation S-X for guidance, the amount and nature of each item for the years ended December 31, 2015 and 2014 is revised and disclosed in the table.

• We previously included “unaudited” headings on the tables of the statutory to actual tax provision reconciliation, the 2015 presentation of net deferred tax liabilities, and the table presenting tax benefit (holiday) credit and net per share effect in Note 20 – Taxes in the Form 10-K filed with the SEC on March 14, 2016. These unintentional typographical errors are corrected in this Form 10-K/A with the “unaudited” label removed from the noted tables.

Note 16 - Construction-in-progress Adjustments:

• A RMB 49 million or approximately $7,546,937 of previously recorded construction-in-progress on the Balance Sheet at December 31, 2014 was reclassified to the prepayment at December 31, 2014 due to the revised completion status at December 31, 2014 as a result of the revision of contract terms and technical requirements. Accordingly, Note 16 – Construction in Progress was revised to reflect this change.

Other corrections:

• We previously reported two years of data for the two tables of sales to and purchases from the JV Company in Note 24 -Summarized Information of Investment in the JV Company in the Form 10-K filed with the SEC on March 14, 2016. They are expanded from two years to three years to present three years of data.

KANDI ELECTRIC VEHICLES GROUP CO., LTD.

(the JV Company)

AND SUBSIDIARIES FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2015 AND 2014

CONTENTS

~~(1)~~ REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	~~The amounts in these~~
~~columns represent~~
~~the aggregate grant~~
~~date fair value of~~
~~stock awards granted~~
~~to our non-named~~
~~executive officer~~
~~directors during~~
~~fiscal year ended~~
~~December 31, 2015,~~
~~in accordance with~~
~~ASC Topic 718. On~~
~~December 30, 2013,~~
~~the Compensation~~
~~Committee and the~~
~~Board of Directors~~
~~approved the grant~~
~~of common stock to~~
~~certain executive~~
~~officers and directors~~
~~of the Company. The~~
~~grant date fair value~~
~~of each share of~~
~~common stock~~
~~awarded was~~
~~$11.95.~~F-56

~~(2)~~ BALANCE SHEETS AS OF DECEMBER 31, 2015 AND 2014	~~In setting director~~
~~compensation, we~~
~~consider the~~
~~significant amount of~~
~~time that directors~~
~~spend fulfilling their~~
~~duties to the~~
~~Company, as well as~~
~~the skill level~~
~~required to serve as a~~
~~director and manage~~
~~the affairs of the~~
~~Company. Certain~~
~~directors receive a~~
~~monthly fee as~~
~~follows: (i) Ni~~
~~Guangzheng receives~~
~~a monthly fee of~~
~~RMB 5,000~~
~~(approximately~~
~~$801) starting 2014.;~~
~~(ii) Jerry Lewin~~
~~receives a monthly~~
~~fee of $2,000; (iii)~~
~~Henry Yu receives a~~
~~monthly fee of~~
~~$2,000; and (iv)~~
~~Chen Liming~~
~~receives a monthly~~
~~fee of RMB 5,000~~
~~(approximately~~
~~$801) starting~~

~~2014.~~F-57
STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED	F-58
DECEMBER 31, 2015, 2014 AND 2013
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013	F-59
NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013	F-60

~~In connection with his appointment to the Board of Directors in July 2011, the Board of Directors authorized the Company to issue to Mr. Yu with 5,000 shares of Company's restricted common stock every six months, par value $0.001. Similarly, in August 2011, the Board of Directors authorized the Company to issue to Mr. Lewin with 5,000 shares of Company's restricted common stock every six months, par value $0.001. As of December 31, 2015, 40,000 shares of restricted common stock had been issued to Mr. Lewin and Mr. Yu, respectively.~~

~~The aggregate number of stock options and restricted outstanding, as of December 31, 2015, for each of the non-named executive officer directors were as follows:~~

~~55~~

Kandi Electric Vehicles Group Co., Ltd. (the JV Company) for Year 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Kandi Electric Vehicles Group Co., Ltd.

We have audited the accompanying consolidated financial statements of Kandi Electric Vehicles Group Co., Ltd. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kandi Electric Vehicles Group Co., Ltd. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP
BDO China Shu Lun Pan Certified Public Accountants LLP
Shanghai, The People’s Republic of China
March 14, 2017

KANDI ELECTRIC VEHICLES GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

			December 31, 2015	December 31, 2014

Current assets
Cash and cash equivalents			$69,115,376	$ 40,224,276
~~Name~~	~~Options~~Restricted cash		86,529,179	11,431,933
Short term investment			~~stock~~1,032	-
~~Qian Jingsong~~ Accounts receivable		~~500,000~~	~~0~~120,254,383	80,999,713
~~Henry Yu~~Inventories		~~0~~	~~40,000~~6,973,884	19,939,349
~~Chen Liming~~ Notes receivable		~~0~~	~~0~~-	-
~~Ni Guangzheng~~ Notes receivable from related party		~~0~~	~~0~~11,971,907	-
~~Jerry Lewin~~ Other receivables		~~0~~	~~40,000~~944,110	1,802,713
Prepayments and prepaid expense			274,754	1,173,325
Due from employees			53,016	34,823
Advances to suppliers			6,628,723	437,150
Amount due from related party			152,622,231	106,499,975
Deferred taxes assets			-	-
TOTAL CURRENT ASSETS			455,368,595	262,543,257

LONG-TERM ASSETS
				-
Property, Plant and equipment, net			100,547,526	87,200,459
Land use rights, net			62,842,276	66,294,521
Construction in progress			26,870,809	37,944,081
Intangible assets			70,868	14,626
Long term investment			-	2,210,124
Other long term assets			814,104	565,303
TOTAL Long-Term Assets			191,145,583	194,229,114

TOTAL ASSETS			$646,514,178	$ 456,772,371

CURRENT LIABILITIES
Accounts payables			$51,760,943	$ 28,357,082
Other payables and accrued expenses			15,686,061	3,713,010
Short-term loans			214,086,590	118,631,673
Customer deposits			4,388,991	952
Notes payable			22,510,989	17,428,780
Notes payable from related party			22,287,169	18,038,515
Income tax payable			12,410,529	2,568,264
Due to employees			712	-
Due to related party			86,355,699	92,041,156

Total Current Liabilities			429,487,683	280,779,432
LONG-TERM LIABILITIES
Long term loans			29,417,654	-
Deferred income			6,930,861	9,006,787
Total Long-Term Liabilities			36,348,515	9,006,787

TOTAL LIABILITIES			465,836,198	289,786,219

STOCKHOLDER'S EQUITY
Common Stock			163,559,045	163,559,045
Additional paid-in capital			-	-
Retained earnings			27,828,536	4,505,408
Accumulated other comprehensive loss			-10,709,600	-1,078,302
TOTAL STOCKHOLDERS' EQUITY			180,677,981	166,986,151

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$646,514,179	$ 456,772,370

~~Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters~~

~~The following table sets forth information known to us, as of March 7, 2016, relating to the beneficial ownership of shares of common stock by each person who is known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of common stock; each director; each executive officer; and all executive officers and directors as a group. We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock shown as being owned by them. The applicable percentages of ownership are based on an aggregate of 47,019,638 shares of our Common Stock issued and outstanding on March 7, 2016.~~

KANDI ELECTRIC VEHICLES GROUP CO., LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

		~~Amount and Nature~~								Year Ended

		December						December		December
~~Title of~~				~~Name~~% of ~~Beneficial Owner of Beneficial~~					~~Percent~~% of ~~Class~~
~~Class~~
		~~Ownership~~31,						31,			31,
					Revenue				Revenue
		2015						2014		2013

~~Common~~
~~Stock~~
REVENUES ~~Excelvantage~~
FROM
UNRELATED ~~Group~~
PARTY, NET ~~Limited(3)~~ $			101,955,769		~~12,000,000(~~28.1~~)~~% ~~25.52%~~			$ 72,551,774	33.7% $		135,316
~~Common~~
~~Stock~~
REVENUES
FROM
RELATED ~~Hu~~										~~13,038~~15,077
PARTY, NET ~~Xiaoming~~			260,760,227			71.9%		142,985,429	66.3%		~~(2)~~,031 ~~27.73~~

REVENUES,
NET			362,715,996					215,537,203		15,212,347

COST OF
GOODS
SOLD			303,080,151			83.6%		173,648,059	80.6%	16,492,261

GROSS
PROFIT			59,635,845			16.4%		41,889,144	19.4%	(1,279,914)

OPERATING
EXPENSES:
~~Common~~
~~Stock~~	~~Wang~~
Research and	~~Cheng~~
development ~~(Henry)~~			1,974,967			0.5%		1,159		0.0% ~~*~~	0
~~Common Stock~~		~~Qian Jingsong~~					~~9,000~~		~~*~~
~~Common Stock~~		~~Henry Yu~~					~~40,000~~		~~*~~
~~Common Stock~~		~~Jerry Lewin~~					~~40,000~~		~~*~~
~~Common Stock~~		~~Ni Guangzheng~~					~~-~~		~~-~~
~~Common Stock~~		~~Chen Liming~~					~~-~~		~~-~~
~~All officers~~Selling and							(13,~~127,077~~
~~directors~~marketing		8,648,835	2.4%	22,279,450	10.3%	57,227	0.4%	630,615~~27.92%~~) -61.2%		8,591,608	15013.2%
General and administrative		16,712,126	4.6%	9,496,877	4.4%	1,979,468	13.0%	7,215,249	76.0%	14,732,658	744.3%
Total Operating Expenses		27,335,928	7.5%	31,777,486	14.7%	2,036,695	13.4%	(4,441,558)	-14.0%	25,299,233	1242.2%

INCOME FROM
OPERATIONS		32,299,917	8.9%	10,111,658	4.7%	(3,316,609)	-21.8%	22,188,259	219.4%	35,616,526	-1073.9%

OTHER INCOME
(EXPENSE):
Interest (expense)		(8,860,092)	-2.4%	(1,771,532)	-0.8%	0	0.0%	(7,088,560)	400.1%	(8,860,092)

Interest income		2,172,474	0.6%	151,634	0.1%	264,680	1.7%	2,020,840	1332.7%	1,907,794	720.8%
Government grants		546,626	0.2%	959,824	0.4%	0	0.0%	(413,198)	-43.0%	546,626
Other income, net		4,350,083	1.2%	477,174	0.2%	32,823	0.2%	3,872,909	811.6%	4,317,260	13153.2%
Total other income (expense),
net		(1,790,909)	-0.5%	(182,900)	-0.1%	297,503	2.0%	(1,608,009)	879.2%	(2,088,412)	-702.0%
INCOME (LOSS) BEFORE
INCOME TAXES		30,509,008	8.4%	9,928,758	4.6%	(3,019,106)	-19.8%	20,580,250	207.3%	33,528,114	-1110.5%

INCOME TAX EXPENSE		(7,185,880)	-2.0%	(2,402,594)	-1.1%	(1,649)	0.0%	(4,783,286)	199.1%	(7,184,231)	435672.0%

NET INCOME (LOSS)		23,323,128	6.4%	7,526,164	3.5%	(3,020,755)	-19.9%	15,796,964	209.9%	26,343,883	-872.1%

~~* Less than 1%~~

KANDI ELECTRIC VEHICLES GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

		Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income(loss)	$ 23,323,128 $	7,526,164	$ (3,020,756)
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation and amortization	11,489,216	91,985,741	1,473,227
Assets Impairments

Deferred income	(1,670,369)	9,014,537	-

~~(1)~~

~~On March 29, 2010, Hu Xiaoming, our Chief Executive Officer, President and Chairman of the Board of Directors, became the sole stockholder of Excelvantage Group Limited. Through his position as the sole stockholder in Excelvantage Group Limited, Mr. Hu has the power to dispose of or direct the disposition of the shares of common stock in Excelvantage Limited Group. As a result, Mr. Hu may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of common stock.~~Changes in operating assets and liabilities, net of effects of acquisition:

(Increase) Decrease In:
Accounts receivable	(45,246,695)	(81,069,406)	-
Inventories	12,406,443	(11,136,999)	(8,748,416)
Other receivables	944,708	2,899,742	(5,227,318)
Due from employee	(20,082)	(27,046)	(7,744)
Prepayments and prepaid expenses	(5,594,805)	24,607,581	(26,008,101)
Due from related party	(54,690,850)	(61,727,491)	46,875,325

Increase (Decrease) In:
Accounts payable	25,892,690	18,566,264	9,736,102
Other payables and accrued liabilities	12,659,554	3,219,876	492,328
Customer deposits	4,565,719	(1,572,090)	1,560,363
Income Tax payable	10,380,287	3,234,287	(658,463)
~~(2) Includes (i) 1,038,077 shares owned directly by Mr. Hu,~~
~~(ii) 12,000,000 shares owned by Excelvantage Group~~
~~Limited. As reflected in footnote 1, Mr. Hu may be~~
~~deemed to be the beneficial owner of these shares.~~Net
cash (used in ) provided by operating activities	$ (5,561,056)	$ 5,521,160	$ 16,466,547

CASH FLOWS FROM INVESTING ACTIVITIES:
(Purchases)/Disposal of plant and equipment, net	(28,432,291)	(99,248,042)	(79,078,219)
(Purchases)/Disposal of land use rights and other intangible
assets	(1,755,299)	(4,725,739)	(62,906,865)
(Purchases)/Disposal of construction in progress	9,458,951	(36,525,039)	(1,439,988)

Issuance of notes receivable	(101,511,358)	-	-
Repayment of notes receivable	101,511,358
Issuance of notes receivable from related party	(142,249,618)
Repayment of notes receivable from related party	129,793,087	-	-

Long Term Investment	2,179,452	-	(2,194,196)
Short Term Investment	(1,074)	-	-

Research project	(438,942)	-	-
Net cash provided by (used in) investing activities	$ (31,445,734)	$ (140,498,820)	$ (145,619,268)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash	(78,758,610)	(11,441,769)	-
Proceeds from short-term bank loans	105,767,536	113,854,276	4,840,138
Proceeds from long-term loans	30,608,484	-	-

Proceeds from notes payable	36,153,443	17,443,776	-
Repayment of notes payable	(29,918,110)	-	-
Proceeds from notes payable from related party	42,201,022	18,054,035
Repayment of notes payable from related party	(36,799,843)

Proceeds from capital contribution	-	-	161,337,943
Net cash (used in) provided by financing activities	$ 69,253,922	$ 137,910,318	$ 166,178,081

NET INCREASE IN CASH AND CASH EQUIVALENTS	32,247,132	2,932,658	37,025,360
Effect of exchange rate changes on cash	(3,356,029)	(243,463)	509,719

~~(3) Principal offices located at Jinhua City Industrial Zone,~~	40,224,276	37,535,079	-
~~Jinhua City, Zhejiang Province, China 321016.~~Cash and
cash equivalents at beginning of year

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 69,115,379	$ 40,224,274	$ 37,535,079

SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid	968,896	-	-
Interest paid	7,733,161	1,079,539	-

	~~56~~

	F-59

~~Item 13. Certain Relationships and Related Transactions, and Director Independence.~~

~~Transactions with Related Parties~~

~~The Board of Directors must approve all related party transactions. All material related party transactions will be made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties. During fiscal years ended December 31, 2015 and 2014, there were no transactions involving any of our current directors or executive officers.~~

~~Other than as set forth below, for the fiscal years ended December 31, 2015 and 2014, the Company was not involved in any related party transactions.~~

~~The following table lists the amount due from related parties as of December 31, 2015 and 2014.~~

KANDI ELECTRIC VEHICLES GROUP CO., LTD.
AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

Kandi Electric Vehicles Group Co., Ltd. (the “Company”), located in the Hangzhou city, Zhejiang Province, was incorporated under the laws of the People’s Republic of China, which is principally engaged in development, manufacturing and selling electric vehicles (“EVs”) and related auto parts.

In March 2013, pursuant to a joint venture agreement (the “JV Agreement”) entered into between Kandi Vehicles and Shanghai Maple Guorun Automobile Co., Ltd. (“Shanghai Guorun”), a 99%-owned subsidiary of Geely Automobile Holdings Ltd. (“Geely”), the parties established Zhejiang Kandi Electric Vehicles Co., Ltd. to develop, manufacture and sell electric vehicles (“EVs”) and related auto parts. Each of Kandi Vehicles and Shanghai Guorun has 50% ownership interest in the Company. In March 2014, Zhejiang Kandi Electric Vehicles Co., Ltd. changed its name to Kandi Electric Vehicles Group Co., Ltd.

In the fourth quarter of 2013, Kandi Vehicles entered into an ownership transfer agreement with the Company pursuant to which Kandi Vehicles transferred 100% of its ownership in Kandi Changxing to the Company. In November 2013, Zhejiang Kandi Electric Vehicles Jinhua Co., Ltd. (“Kandi Jinhua”) was formed by the Company. The Company has 100% ownership interest in Kandi Jinhua. In November 2013, Zhejiang JiHeKang Electric Vehicle Sales Co., Ltd. (“JiHeKang”) was formed by the Company. The Company has 100% ownership interest in JiHeKang. In December 2013, the Company entered into an ownership transfer agreement with Shanghai Guorun pursuant to which the Company acquired 100% ownership of Kandi Electric Vehicles (Shanghai) Co., Ltd. (“Kandi Shanghai”). As a result, Kandi Shanghai is a wholly-owned subsidiary of the Company. In January 2014, Zhejiang Kandi Electric Vehicles Jiangsu Co., Ltd. (“Kandi Jiangsu”) was formed by the Company. The Company has 100% ownership interest in Kandi Jiangsu. In addition, In July 2013, Zhejiang ZuoZhongYou Electric Vehicle Service Co., Ltd. (the “Service Company”) was formed. The Company had a 19% ownership interest in the Service Company. In August 2015, the Company transferred its shares of the Service Company to Shanghai Guorun and Kandi Vehicles for 9.5% respectively. As the result, the Company no longer has any ownership of the Service Company since the transfer. In November 2015, Hangzhou Puma Investment Management Co., Ltd. (“Puma Investment”) was formed by the Company. The Company has 50% ownership interest in Puma Investment. In November 2015, Hangzhou JiHeKang Electric Vehicle Service Co., Ltd. (“JiHeKang Service Company”) was formed by the Company. The Company has 100% ownership interest in JiHeKang Service Company. For the Company’s better development, Zhejiang Geely Holding Group, the parent company of Geely, became the direct holding company of the Company on October 26, 2016 by completing the purchase of the 50% equity of the Company held by Shanghai Guorun with a premium price, or a purchase price exceeding the cash amount of the aggregate of the original investment and the shared profits over the years.

As of December 31, 2015, the Company consolidated the following entities on its financial statements: (1) 100% interest in Kandi Changxing;

(2)	100% interest in Kandi Jinhua; (3) 100% interest in JiHeKang; (4) 100% interest in Kandi Shanghai; (5) 100% interest in Kandi Jiangsu;

(6)	100% interest in JiHeKang Service; and (7) 50% interest in Puma Investment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The Company maintains its general ledger and journals with the accrual method accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States and have been consistently applied in the presentation of financial statements.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however actual results when ultimately realized could differ from those estimates.

(c) Economic and Political Risks

The Company’s operations are conducted in the PRC. As a result, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC economy. In addition, the Company’s earnings are subject to movements in foreign currency exchange rates when transactions are denominated in Renminbi (“RMB”), which is the Company’s functional currency. Accordingly, the Company’s operating results are affected by changes in the exchange rate between the U.S. dollar and the RMB.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s performance may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(d) Cash and Cash Equivalents

The Company considers highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

Restricted cash, as of December 31, 2015 and December 31, 2014, represented the deposits reserved for bank acceptance notes. As of December 31, 2015 and December 31, 2014, the Company’s restricted cash was $86,529,179 and $11,431,933.

(e) Inventories

Inventories are stated at the lower of cost or net realizable value (market value). The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the weighted average basis and comprises direct materials, direct labor and an appropriate proportion of overhead.

Net realizable value is based on estimated selling prices less selling expenses and any further costs expected to be incurred for completion. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances.

(f) Accounts Receivable

Accounts receivable are recognized and carried at net realizable value. An allowance for doubtful accounts is recorded in periods in which the Company determines a loss is probable, based on its assessment of specific factors, such as troubled collections, historical experience, accounts aging, ongoing business relations and other factors. Accounts are written off after an exhaustive collection effort. If accounts receivable are to be provided for, or written off, they are recognized in the consolidated statement of operations within the operating expenses line item. As of December 31, 2015 and December 31, 2014, the Company had no allowance for doubtful accounts, as per the management’s judgment based on their best knowledge.

As of December 31, 2015 and December 31, 2014, the credit terms with the Company’s customers were typically 60-90 days after delivery.

(g) Notes receivable

Notes receivable represent short-term loans to third parties with the maximum term of one year. Interest income will be recognized according to each agreement between a borrower and the Company on an accrual basis. If notes receivable are paid back, or written off, that transaction will be recognized in the relevant year if the loan default is probable, reasonably assured and the loss can be reasonably estimated. The Company will recognize income if the written-off loan is recovered at a future date. In case of any foreclosure proceedings or legal actions being taken, the Company provides an accrual for the related foreclosure expenses and related litigation expenses. The Company receives notes receivable from the other parties to settle the accounts receivable. If the Company wants to discount the notes receivables for the purpose of receiving immediate cash, the current discount rate is approximately in the range of 2.70% to 6.00% annually. As at the end of December 31, 2015 and 2014, the Company had no notes receivables from unrelated party. As at the end of December 31, 2015 and 2014, the Company had notes receivables from related party of $11,971,907 and $0.

(h) Property, Plant and Equipment

Property, Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the assets estimated useful lives, using the straight-line method. Leasehold improvements are amortized over the life of the asset or the term of the lease, whichever is shorter. Estimated useful lives are as follows:

Buildings	30 years	~~2015~~	~~2014~~
~~Eliteway~~	~~$~~10 years	~~-~~	~~$ 620,410~~
Machinery
and
equipment
~~Service~~	5 years	~~40,606,162~~	~~-~~
~~Company~~
Office
equipment
~~Total due~~	~~$~~5 years	~~40,606,162~~	~~$ 620,410~~
~~from~~
~~related~~
~~party~~
Motor
vehicles
Other			Various

~~The following table lists the sales to related parties during the years of 2015, 2014 and 2013:~~

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of income. The cost of maintenance and repairs is charged to expense as incurred, whereas significant renewals and betterments are capitalized.

(i) Construction in Progress

Construction in progress (“CIP”) represents the direct costs of construction, the acquisition cost of buildings or machinery. Capitalization of these costs ceases, and the construction in progress is transferred to plant and equipment, when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until the assets are completed and ready for their intended use. No interest expense has been capitalized for CIP as of December 31, 2015, as the Company did not get loans for CIP.

(j) Land Use Rights

According to Chinese laws, land in the PRC is owned by the government and land ownership rights cannot be sold to an individual or to a private company. However, the government grants the user a “land use right” to use the land. The land use rights granted to the Company are being amortized using the straight-line method over a term of fifty years.

(k) Accounting for the Impairment of Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review, pursuant to the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No. 144 (now known as “ASC 360”). The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

During the reporting period, no impairment loss was recognized.

(l) Intangible assets

Intangible assets consist of software and technologies. Such assets are being amortized over their estimated useful lives of 9.7 years. Intangible assets were amortized as of December 31, 2015. The amortization expenses for intangible assets were $5,338 and $1,625 for the year ended December 31, 2015 and 2014, respectively.

(m) Revenue Recognition

Revenue represents the invoiced value of goods sold. Revenue is recognized when the Company ships the goods to its customers and all of the following criteria are met:

  Persuasive evidence of an arrangement exists;
  Delivery has occurred or services have been rendered;
  The seller’s price to the buyer is fixed or determinable; and
  Collectability is reasonably assured.

The Company recognized revenue when the products and the risk they carry are transferred to the other party.

(n) Research and Development

Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were $1,974,967, $1,159 and $0 for the years ended December 31, 2015, 2014 and 2013, respectively.

(o) Government Grants

Grants and subsidies received from the PRC Government are recognized when the proceeds are received or collectible and the related milestones have been reached and all contingencies have been resolved.

For the years ended December 31, 2015, 2014 and 2013, $ 546,626, $959,824 and $0, respectively, were received by the Company’s subsidiaries from the PRC government.

(p) Income Taxes

The Company accounts for income tax using an asset and liability approach, which allows for the recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The accounting for deferred tax calculation represents the management’s best estimate on the most likely future tax consequences of events that have been recognized in our financial statements or tax returns and related future anticipation. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

(q) Foreign Currency Translation

The accompanying consolidated financial statements are presented in U. S. dollars. The functional currency of the Company is the RMB. Capital accounts of the financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred.

Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the reporting period, which rates are obtained from the website: http://www.oanda.com

		December 31,	December 31,	December 31,
		2015	2014	2013

~~Eliteway~~	~~$~~6.49270	-6.15350 ~~$~~	~~2,981,944 $~~	6~~,906,807~~.114
Period
end
RMB :
USD
exchange
rate

~~Service Company~~		~~42,032,060~~	~~-~~	~~-~~

~~Total~~	~~$~~6.24010	~~42,032,060~~6.14821	~~$~~	~~2,981,944 $~~ 6~~,906,807~~.19817
Average
RMB :
USD
exchange
rate

~~Mr. Hu Wangyuan was the sole shareholder and officer of Eliteway which served as an US importer of the Company's products. Mr. Hu Wangyuan is the adult son of Mr. Hu Xiaoming, the Company's Chairman and Chief Executive Officer. For the year ended December 31, 2015, 2014 and 2013, Eliteway and Mr. Hu Wangyuan were financially independent from the Company. The transactions between the Company and Eliteway were carried at arm's-length without preferential terms comparing with other customers at the comparative order size or volume.~~

~~The Company has 9.5% ownership of Service Company and The Company Chairman and CEO Mr.Hu also has 13% ownership of Service Company. The main transactions between the Company and Service Company is that Service Company needs to buy battery for the speed upgrade and also EV parts for the repairing and maintenance for its operating electric vehicles.~~

~~Procedures For Approval of Related Party Transactions~~

~~According to the company policy of Related-Party Transaction(the “Policy”), a “Related Transaction” is “any transaction, includes, but not limited to, any financial transaction, arrangement, relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, and the amount involved exceeds $120,000, and in which any related party had or will have a direct or indirect material interest”. The Policy’s definition of a “Related Party” is in line with the definition set forth in the instructions to Item 404(a) of Regulation S-K promulgated by the SEC.~~

~~57~~

~~Under the Policy, The Company’s proposed material related transaction with related person shall be submitted to the Board for consideration and discussion after independent director presents his/her approval opinion beforehand. The Audit Committee shall conduct audit on the related transaction and develop a written opinion, and can engage independent finance advisor to issue a report as a basis of its judgment, then submit it to the Board. The Policy states that the Board meeting can be held as long as non-affiliated directors over half of the Board attend, and any resolution made by the Board must be approved by over half of non-affiliated directors.~~

~~Director Independence~~

~~Mr. Henry Yu, Chen Liming, Ni Guangzheng and Jerry Lewin are all non-employee directors, all of whom our Board of Directors has determined are independent pursuant to NASDAQ rules. All of the members of our Audit Committee, Nominating/Corporate Governance Committee and Compensation Committee are independent pursuant to NASDAQ rules.~~

~~Item 14. Principal Accounting Fees and Services.~~

~~The following table represents the aggregate fees from our principal accountant, AWC (CPA) Limited (formerly, Albert Wong & Co.), and other accounting related service providers for the years ended December 31, 2015 and 2014 respectively.~~

(r) Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation changes.

NOTE 3 – NEW ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements that the Company has adopted or may be required to adopt in the future are summarized below.

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update (“ASU”) No. 2015-01 “Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The objective is to reduce the cost and complexity of income statement presentation by eliminating the concept of extraordinary items while maintaining or improving the usefulness of the information provided to the users of financial statements. The extraordinary items must meet two criteria: unusual nature and infrequency of occurrence. If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either. This amendment will be effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. The Board decided to permit early adoption provided that the guidance is applied from the beginning of the fiscal year of adoption.

The FASB has issued ASU No. 2015-03 “Simplifying the Presentation of Debt Issuance Costs”. The objective is to require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. For public business entities, the amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. Early adoption of the amendments in this update is permitted for financial statements that have not been previously issued.

The FASB has issued ASU No. 2015-05 “Intangibles-Goodwill and Other-Internal-Use Software”. The objective is to provide a guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendment will not change GAAP for a customer accounting for service contracts. In addition, the guidance in this update supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. For public business entities, the FASB decided that the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendment will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities.

The FASB has issued ASU No. 2015-07 “Topic 820, Fair Value Measurement”, which permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in this update apply to reporting entities that elect to measure the fair value of an investment within the related scope by using the net asset value per share (or its equivalent) practical expedient.

The FASB has issued No. 2015-10 “Technical Corrections and Improvements”, which aims to address feedback received from stakeholders on the Codification and make improvements to GAAP. The amendments in this update represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Some of the amendments will make the Codification easier to understand and apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the Codification. The amendments in this update will apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted.

The FASB has issued No. 2015-11“Topic 330, Inventory”, which aims to simplify the measurement of inventory by changing the subsequent measurement guidance from the lower of cost or market to the lower of cost and net realizable value for inventory within the scope of this Update. The amendments in this update do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

The FASB has issued No. 2015-14“Topic 606, Revenue from Contracts with Customers”, which aims to respond to stakeholders’ requests to defer the effective date of the guidance in Update 2014-09 and to consider feedback received through extensive outreach with preparers, practitioners, and users of financial statements. The amendments in this update defer the effective date of Update 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The FASB has issued No. 2015-15“Subtopic 835-30, Interest - Imputation of Interest”: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements - Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting. This amendment adds SEC paragraphs pursuant to the SEC Staff Announcement on June 18, 2015, Emerging Issues Task Force meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements.

The FASB has issued No. 2015-16“Topic 805, Business Combinations”: Simplifying the Accounting for Measurement-Period Adjustments, which aims to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

The FASB has issued No. 2015-17“Topic 740, Income Taxes”: Balance Sheet Classification of Deferred Taxes, which aims to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. The amendments in this update will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards (IFRS). For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable from unrelated party for the years ended December 31, 2015 and 2014 were summarized as follows:

	December 31,	December 31,
	2015	2014
~~Audit Fees~~ Accounts receivable	$ ~~364,000~~120,254,383	$ ~~310,000~~80,999,713
~~Audit Related Fees~~	~~$ -~~	~~$ -~~
~~All Other Fees~~ Less: Provision for doubtful debts	~~$ 11,841~~-	~~$ 13,493~~-
~~TOTAL FEES~~	~~$ 375,841~~	~~$ 323,493~~
Accounts receivable, net	$ 120,254,383	$ 80,999,713

~~Fees for audit services include fees associated with the annual audit and reviews of our quarterly reports. Audit-related fees mainly include the fees associated with the financial instruments and assets evaluation, while all other fees include fees incurred for services performed in connection with filing of tax returns and overhead costs.~~

~~58~~

~~PART IV~~

~~Item 15. Exhibits, Financial Statement Schedules.~~

Accounts receivable from related party for the years ended December 31, 2015 and 2014 were summarized as follows:

~~Exhibit~~

~~Number Description~~

~~2.1~~

~~Share Exchange Agreement, dated June 29, 2007, by and among Stone Mountain Resources, Inc., Continental Development Limited and Excelvantage Group Limited. [Incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed on July 6, 2007]~~

~~3.1~~	~~Certificate of Incorporation. [Incorporated by reference from Exhibit 3.1 to Form SB-2 filed by the Company on April 1, 2005]~~

~~3.2~~	~~Certificate For Renewal and Revival of Charter dated May 27, 2007. [Incorporated by reference from Exhibit 3.1 to the Company’s Registration Statement on Form S-3 dated June 20, 2014]~~

~~3.3~~	~~Certificate of Amendment of Certificate of Incorporation. [Incorporated by reference from Exhibit 4.2 to the Company's Form S-3, dated November 19, 2009; File No. 333-163222]~~

~~3.4~~	~~Certificate of Amendment of Certificate of Incorporation. [Incorporated by reference from Exhibit 3.1 to the Company's Form 8-K, dated D~~

~~3.5~~	~~Bylaws. [Incorporated by reference from Exhibit 3.2 to Form SB-2 filed by the Company on April 1, 2005]~~

~~4.1~~	~~Form of Amendment to the Warrant To Purchase Common Stock. [Incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 12, 2013]~~

~~4.2~~	2015	~~Form of Warrant. [Incorporated by reference from Exhibit 4.1 to the Company's Current Report o~~

~~4.3Form of~~	$ 152,622,231 $
~~Warrant~~
~~[Incorporated~~
~~by reference~~
~~from Exhibit~~
~~4.1 to the~~
~~Company's~~
~~Current~~
~~Report on~~
~~Form 8-K~~
~~filed on~~
~~March 19,~~
~~2014]~~
Amount due
from related
party

~~4.4~~ Less:	~~Form of~~	-
Provision for	~~Warrant.~~
doubtful debts	~~[Incorporated~~
~~by reference~~
~~from Exhibit~~
~~4.1 to the~~
~~Company's~~
~~Current~~
~~Report on~~
~~Form 8-K~~
~~filed on~~
~~August 29,~~
~~2014]~~

~~4.5Form of~~	$ 152,622,231 $
~~Warrant~~
~~Extension~~
~~Agreement.~~
~~[Incorporated~~
~~by reference~~
~~from Exhibit~~
~~4.1 to the~~
~~Company's~~
~~Quarterly~~
~~Report on~~
~~Form 10-Q~~

~~filed on~~
~~August 30,~~
~~2015]~~
Amount due
from related
party, net

~~10.1~~	~~Form of the Director Agreement. [Incorporated by reference from Exhibit 10.1 to the Company's Annual Report on Form 10-K filed on March 16, 2015]~~

~~10.2~~

~~Form of the Employment Contract by and between Zhejiang Kandi Vehicles Co., Ltd. and the executive officer. [Incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form 10-K filed on March 16, 2015]~~

~~10.3~~	~~Kandi Technologies, Corp. 2008 Omnibus Long-Term Incentive Plan [Incorporated by reference from Appendix A to the Company's Definitive Schedule 14A filed on November 24, 2008]~~

~~59~~

NOTE 5 - INVENTORIES

Inventories for the years ended December 31, 2015and 2014 were summarized as follows:

~~10.4~~

~~Voting Agreement, dated January 21, 2010, by and between the Company and Excelvantage Group Limited. [Incorporated by reference from Exhibit 10.6 to the Company's Current Report on Form 8-K filed on January 21 2010]~~

~~10.5~~	~~The Agreement of Establishment Kandi New Energy Vehicles Co., Ltd., dated May 18, 2010, by and between Zhejiang Kandi Vehicles C~~

~~10.6~~	~~The Share Escrow and Trust Agreement, dated May 18, 2010, by and between Zhejiang Kandi Vehicles Co., Ltd. and Mr. Hu~~

~~Xiaoming. [Incorporated by reference from Exhibit 10.14 to the Company's Annual Report on Form 10-K filed on March 31, 2011]~~

~~10.7~~

~~The Contractor Agreement, dated May 18, 2010, by and between Zhejiang Kandi Vehicles Co., Ltd. and Mr. Hu Xiaoming. [Incorporated by reference from Exhibit 10.15 to the Company's Annual Report on Form 10-K filed on March 31, 2011]~~

~~10.8~~

~~Loan Agreement, dated January 31, 2011, by and between Zhejiang Kandi Vehicles Co., Ltd. and Mr. Xiaoming Hu. [Incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q filed on May 16, 2011]~~

~~10.9~~

~~Joint Venture Agreement of Establishment of Zhejiang Kandi Electric Vehicles Co., Ltd., by and between Zhejiang Kandi Vehicles Co., Ltd. and Shanghai Maple Guorun Automobile Co., Ltd., dated March 22, 2013.*. [Incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 14, 2013]~~

~~10.10~~	2015	~~Form of Securities Purchase Agreement, dated March 19, 2014, by and among the Company and certain institutional acc~~
Raw	$ 5,108,958 $
material
~~10.11~~	839,019	~~Form of Securities Purchase Agreement, dated August 29, 2014, by and among the Company and certain institutiona~~
Work-
in-
progress

~~10.12~~ Finished goods			~~Form of Placement Agent~~	6,906,309
			~~Agreement [Incorporated~~
			~~by reference from Exhibit~~
			~~4.1 to the Company's~~
			~~Current Report on Form 8-~~
			~~K filed on August 29,~~
			~~2014]~~ 1,025,907
Total inventories			6,973,884	19,939,349
~~10.13~~ Less: provision for slowing moving inventories		~~Bond~~
		~~Underwriting~~
		~~Agreement~~
~~by and~~
		~~between~~
		~~Zhejiang~~
~~Kandi~~
		~~Vehicles Co.,~~
		~~Ltd. and~~
		~~Ever-Bright~~
		~~Securities,~~
~~dated~~
		~~December~~
		~~26, 2013.~~
		~~[Incorporated~~
		~~by reference~~
		~~from Exhibit~~
		~~10.25 to the~~
		~~Company's~~
		~~Annual~~
		~~Report on~~
		~~Form 10-K~~
		~~filed on~~
		~~March 17,~~
~~2014]~~
			-	-
~~10.14~~ Inventories, net		~~Zhejiang~~	6,973,884 $	19,939,349
		~~Wanxiang~~
		~~Ener1 Power~~
		~~System Co.,~~

~~Ltd. Sales~~
~~Contract,~~
~~between~~
~~Jinhua Kandi~~
~~New Energy~~
~~Vehicles Co.,~~
~~Ltd. and~~
~~Zhejiang~~
~~Wanxiang~~
~~Ener1 Power~~
~~System Co.,~~
~~Ltd., dated~~
~~October 23,~~
~~2013.~~
~~[Incorporated~~
~~by reference~~
~~from Exhibit~~
~~10.26 to the~~
~~Company's~~
~~Annual~~
~~Report on~~
~~Form 10-K~~
~~filed on~~
~~March 17,~~
~~2014]~~ $

~~10.15~~	~~Form of Non-Qualified Stock Option Agreement pursuant to the 2008 Omnibus Long-Term Incentive Plan of Kandi Technologies Group, Inc. †~~

~~60~~

NOTE 6 - NOTES RECEIVABLE

There is no Notes Receivable from unrelated party for the years ended December 31, 2015 and 2014.

Notes Receivable from related party for the years ended December 31, 2015 and 2014 were summarized as follows:

~~10.16~~	~~Employment~~	December 31,	December 31,
	~~Contract~~
~~between~~
~~Kandi~~
	~~Technologies~~
	~~Group, Inc.~~
	~~and Wang~~
~~Cheng~~
~~(Henry)~~
	~~dated March~~
	~~20, 2015. †~~
		2015	2014
~~14.1Code of Business Conduct and Ethics. [Incorporated by~~
~~reference from Exhibit 14.1 to the Company's Annual Report~~
~~on Form 10-K filed on March 16, 2015]~~ Notes receivable from related party as below:
Bank acceptance notes		11,971,907	-
~~21.1~~ Notes receivable from related party	~~List of~~	11,971,907	$ -
	~~Subsidiaries~~
~~of the~~
	~~Company.†~~ $

~~23.1~~	~~Consent of AWC (CPA) Limited †~~

~~31.1~~	~~Certification of CEO pursuant to Rule 13a-14 under the Securities Exchange Act of 1934. †~~

~~31.2~~	~~Certification of CFO pursuant to Rule 13a-14 under the Securities Exchange Act of 1934. †~~

~~32.1~~	~~Certifications of CEO and CFO pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †~~

Notes receivable are unsecured.

Details of Notes Receivable from related party as of December 31, 2015 were as follows:

~~101.INS~~ Details of Notes receivable from related party as of December 31, 2015 ~~XBRL Instance Document.~~

~~XBRL Taxonomy~~
~~101.SCH~~	~~Extension Schema~~
~~Document.~~
~~101.CAL~~ Index	~~XBRL Taxonomy~~	Counter party	Relationship	Nature	Manner of settlement
~~Extension Calculation~~
~~Linkbase Document.~~
Amount ($)
~~XBRL Taxonomy~~
~~101.LAB~~	~~Extension Label~~
~~Linkbase Document.~~
~~101.PRE~~ 1	~~XBRL Taxonomy~~	Geely Shanghai	Related	Payments for sales	Not due
~~Extension~~
~~Presentation Linkbase~~
~~Document.~~
11,971,907
~~101.DEF~~	~~XBRL Taxonomy Extension Definition Linkbase Document.~~

~~† Exhibits filed herewith.~~

~~61~~

~~SIGNATURES~~

~~Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.~~

~~KANDI TECHNOLOGIES GROUP, INC.~~

As a common business practice in China, the Company accepts the notes receivables from its related and unrelated customers as a settlement for the trade receivables.

NOTE 7 –PROPERTY, PLANT AND EQUIPMENT

Property, Plant and equipment for the years ended December 31, 2015 and 2014 consisted of the following:

~~March 14, 2016~~	~~By:/s/ Hu Xiaoming~~ December 31,	December 31,
	~~Hu Xiaoming~~2015	2014
At cost:
Buildings	$ 42,354,090	$ 33,192,086
~~President~~Machinery and ~~Chief Executive Officer~~equipment	55,975,513	41,906,118
Office equipment	783,064	819,282
Motor vehicles	160,528	149,590
Moulds	20,276,414	21,352,161
	119,549,609	97,419,236
Less : Accumulated depreciation
Buildings	$ (2,301,065)	$ (1,240,049)
Machinery and equipment	(8,683,865)	(4,905,485)
Office equipment	(200,966)	(122,330)
Motor vehicles	(49,719)	(34,733)
Moulds	(7,766,468)	(3,916,180)
	(19,002,083)	(10,218,777)
Less: provision for impairment for fixed assets	0	0
Plant and equipment, net	$ 100,547,526	$ 87,200,459

~~Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.~~

As of December 31, 2015 and 2014, the net book value of plant and equipment pledged as collateral for the Company's bank loans were $28,760,419 and $29,256,526, respectively.

Depreciation expenses for the years ended December 31, 2015, 2014 and 2013 were $9,804,882, $90,514,517 and $1,185,437, respectively.

NOTE 8 – LAND USE RIGHTS

The Company’s land use rights consist of the following:

~~/s/ Hu Xiaoming~~		~~President, Chief Executive Officer~~ December 31, ~~March 14, 2016~~		December 31,
		2015		2014
~~Hu~~	~~and Chairman~~Cost of ~~the~~ $	66,144,347		$68,070,575
~~Xiaoming~~	~~Board (Principal~~land use
rights
Less: Accumulated amortization		~~Executive Officer)~~ (3,302,071)		(1,776,053)

~~/s/ Wang Cheng (Henry)~~ Land use	$ ~~Chief Financial Officer and Director~~ 62,842,276 ~~March 14, 2016~~$			66,294,521
rights, net
~~Wang Cheng (Henry)~~		~~(Principal Financial Officer and~~
		~~Accounting Officer)~~

~~/s/ Chen Liming~~		~~Director~~	~~March 14, 2016~~
~~Chen Liming~~

~~/s/ Ni Guangzheng~~		~~Director~~	~~March 14, 2016~~
~~Ni Guangzheng~~

~~/s/ Jerry Lewin~~		~~Director~~	~~March 14, 2016~~
~~Jerry Lewin~~

~~/s/ Henry Yu~~		~~Director~~	~~March 14, 2016~~
~~Henry Yu~~

~~/s/ Qian Jingsong~~		~~Director~~	~~March 14, 2016~~
~~Qian Jingsong~~

~~62~~

As of December 31, 2015 and 2014, the net book value of the land use rights pledged as collateral for the Company's bank loans were $59,093,213 and $61,607,551 respectively.

The amortization expense for the years ended December 31, 2015, 2014 and 2013 were $1,526,017, $1,467,982 and $308,071, respectively.

Amortization expense for the next five years and thereafter is as follows:

2016	1,526,017
2017	1,526,017
2018	1,526,017
2019	1,526,017
2020	1,526,017
Thereafter	55,212,188
Total	62,842,276

NOTE 9 - CONSTRUCTION-IN-PROGRESS

Jiangsu Facility

In November 2013, the Company signed an agreement with Rugao city government in Jiangsu Province to invest a total of RMB 1.2 billion to develop a manufacturing factory in Rugao with an annual production of 100,000 EVs. Rugao facility is currently partially completed for trial production.

No depreciation is provided for CIP until such time as the facility is completed and placed into operation.

The contractual obligation under CIP of the Company as of December 31, 2015 is as follow:

Total in CIP as of
December 31,
Project
	2015	Estimate to complete	Total contract amount
Jiangsu Facility	$ 26,843,165	$ 62,272,525	$ 89,115,689

Shanghai Facility	27,644	-	-

Total	$ 26,870,809	$ 62,272,525	$ 89,115,689

As of December 31, 2015 and 2014, the Company had CIP amounting to $26,870,809 and $ 37,944,081, respectively.

No interest expense has been capitalized for CIP for the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 10 – SHORT-TERM BANK LOANS

Short-term loans are summarized as follows:

Loans from Bank of Communications

Interest rate 8.7% per annum, due December 16, 2016, guaranteed by the shareholders entrusted loans.

Interest rate 8.7% per annum, due December 17, 2016, guaranteed by the shareholders entrusted loans.

Interest rate 5.88% per annum, due December 15, 2014, guaranteed by the shareholders entrusted loans.

Loans from Bank of China

Interest rate 4.85% per annum, due July 17, 2015, guaranteed by the shareholder. Interest rate 4.35% per annum, due October 4, 2016, guaranteed by the shareholders entrusted loans.

Interest rate 6% per annum, due July 17, 2015, guaranteed by the shareholder.

Loans from Export Import Bank of China

Interest rate 4.35% per annum, due November 2, 2016, secured by the assets of the Company.

Interest rate 4.35% per annum, due December 14, 2016, secured by accounts receivable pledge and equity pledge.

Interest rate 5.6% per annum, due November 2, 2015, secured by the assets of the Company.

Loans from the Agricultural Bank of China

Interest rate 4.35% per annum, due December 27, 2016, secured by the assets of the Company.

December 31,	December 31,
2015	2014
$ 23,102,869	$ -
23,102,869
48,752,742

23,102,869
24,643,061
24,376,371
38,504,782
77,009,565
40,627,285

4,620,574	4,875,274

$ 214,086,590	$ 118,631,673

The interest expense of the short-term bank loans for the years ended December 31, 2015, 2014 and 2013 were $8,860,092, $1,771,532 and $0, respectively.

As of December 31, 2015, the aggregate amount of short-term loans that was guaranteed by various third parties was $0.

NOTE 11 – NOTES PAYABLE

By issuing bank notes payables rather than paying cash to suppliers, the Company can defer the payments until the date the bank notes payable is due. Simultaneously, depending on the requirements of the banks, the Company may need to deposit restricted cash in banks to back up the bank notes payable, while the restricted cash deposited in the banks will generate interest income.

Notes payable from unrelated party for December 31, 2015 and 2014 were summarized as follows:

	December 31,	December 31,
	2015	2014
Notes payable from unrelated party:	22,510,989	17,428,780
Total	$ 22,510,989	$ 17,428,780

Notes payable from related party for December 31, 2015 and 2014 were summarized as follows:

	December 31,	December 31,
	2015	2014
Notes payable from related party:	22,287,169	18,038,515
Total	$ 22,287,169	$ 18,038,515

A bank acceptance note is a promised future payment, or time draft, which is accepted and guaranteed by a bank and drawn on a deposit at the bank. The banker's acceptance specifies the amount of the funds, the date, and the person to which the payment is due.

After acceptance, the draft becomes an unconditional liability of the bank, but the holder of the draft can sell (exchange) it for cash at a discount to a buyer who is willing to wait until the maturity date for the funds in the deposit. $44,798,158 and $35,467,295 were held as collateral for the notes payable as of December 31, 2015 and December 31, 2014, respectively.

As a common business practice in China, the Company issues the notes payable to its related and unrelated supplier as a settlement for the accounts payable.

NOTE 12 – INCOME TAXES

The applicable tax rate of the PRC Enterprise Income Tax (“EIT”) was changed from 33% to 25% on January 1, 2008, according to the Corporate Income Tax Law. The Company was incorporated in the PRC and governed by the PRC tax laws.

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

			Year ended
		December 31,	December 31,	December 31,
		2015	2014	2013

Statutory rate		25%	25%	25%
Effect of preferential tax treatment		(25)%	(25)%	(25)%
Tax effect of items non-deductible for tax purposes		6%	13%	-
Over provision in prior year		-	-	(12)%
Effective income tax rate		6%	13%	(12)%

Provision for income taxes consisted of the following:

PRC income taxes	December 31,	December 31,	December 31,
	2015	2014		2013
Current	$ 7,185,880	$ 2,402,594		$1,649
Deferred	-	-		-
Total	$ 7,185,880	$ 2,402,594		$1,649

NOTE 13– INTANGIBLE ASSETS

The following table provides the gross carrying value and accumulated amortization for each major class of intangible assets other than goodwill:

	December 31,	December 31,
	2015	2014
Gross carrying amount:
Software	$ 77,832	$ 16,251

	77,832	16,251
Less : Accumulated amortization
Software	$ (6,963)	$ (1,625)

	(6,963)	(1,625)
Intangible assets, net	$ 70,868	$ 14,626

The aggregate amortization expenses for those intangible assets that continue to be amortized is reflected in amortization of intangible assets in the Statements of Income and Comprehensive Income and were $5,338, $1,625 and $0 for the years ended December 31, 2015, 2014 and 2013, respectively.

Amortization expenses for the next five years and thereafter is as follows:

2016	$ 5,338
2017	5,338
2018	5,338
2019	5,338
2020	5,338
Thereafter	44,176
Total	$ 70,868

F-73

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company recognizes lease expense on the straight-line basis over the term of the lease.

The Company entered into a tenancy agreement for the lease of Office Building in Hangzhou for a period of six years from August 1, 2014 to November 31, 2020. As of December 31, 2015, the annual rent for the factory premises was approximately $857,628 (RMB 5,351,686).

The minimum future lease payments for the next five years and thereafter are as follows:

Period	Unrelated third parties	related parties	Total
2016	$ 857,628	$ - $	857,628
2017	861,052	-	861,052
2018	902,304	-	902,304
2019	945,618	-	945,618

2020 and thereafter	904,874	-	904,874

Total	$ 4,471,475	$ - $	4,471,475

Rental expense to unrelated third parties for the years ended December 31, 2015, 2014 and 2013 amounted to $ 720,693, $461,124 and $133,722, respectively.

NOTE 14 – Related Party Transactions

The Board of Directors must approve all related party transactions. All material related party transactions will be made or entered into on terms that are no less favorable to the Company than can be obtained from unaffiliated third parties.

The following table lists the sales to related parties during the years of 2015, 2014 and 2013:

	2015	2014	2013
Geely	$ 221,482,179 $	142,833,846	$ 15,068,964
Kandi	52,907	151,584	-
ZZY	39,225,142		8,067
		-
Total	$ 260,760,227 $	142,985,429	$ 15,077,031
The details for amount due from related parties as of the December 31, 2015 and 2014 were as below:
	December 31,		December 31,
	2015		2014
Geely		$121,722,643 $	106,052,182
Kandi		-	-
ZZY		30,899,588	447,793
Total due from related party		$152,622,231 $	106,499,975
	F-74